Exhibit 10.16

DATED 30 NOVEMBER 2005

(1) THE PERSONS WHOSE NAMES AND ADDRESSES ARE SET OUT IN THE FIRST SCHEDULE

(2) PIPE ACQUISITION LIMITED

(3) MURRAY INTERNATIONAL HOLDINGS LIMITED

(4) EDGEN CARBON PRODUCTS GROUP, LLC

AGREEMENT FOR THE SALE AND

PURCHASE OF SHARES IN

MURRAY INTERNATIONAL METALS

LIMITED

160 Queen Victoria Street, London EC4V 4QQ

Tel: 020 7184 7000 Fax: 020 7184 7001

CONTENTS

1	Definitions and Interpretation	1
2	Conditions	10
3	Sale and Purchase of the Shares	12
4	Consideration	12
5	Pre-Completion Matters	13
6	Completion	17
7	Capacity and Compliance	22
8	Warranties	24
9	Breach of Warranty	26
10	Guarantee	28
11	Undertakings	29
12	Intra-Group Balances	31
13	Indemnities	32
14	Post Completion Restrictions	39
15	Pensions	45
16	Withholding Tax and Grossing Up	45
17	Nature of Obligations	46
18	Confidentiality	47
19	Announcements	48
20	General	48
21	Communications	49
22	Rights of Third Parties	50
23	Proper Law	50

First Schedule	The Sellers	52
Second Schedule	Part 1 The Company	53
	Part 2 The Subsidiaries	54
Third Schedule	The Properties	56
Fourth Schedule	Warranties	57
Fifth Schedule	Post Completion Adjustments	97
Sixth Schedule	Pension Provisions	106
Seventh Schedule	Seller Limitations	119
Eighth Schedule	Additional Consideration and Escrow	126
Ninth Schedule	Release of Guarantees and Security	130

Documents in the Agreed Form

Auditors’ Letter	LP Agreement
Disclosure Letter	Escrow Account Instruction Letter
Directors’ Letter of Resignation	Funds Flow Schedule
Indemnities for lost Share Certificates	Documents relating to transfer of Minority
Powers of Attorney	Interest In Murray International Metals
Roll Up Agreement	Pte. Limited
Allotment Agreement	Transferred Newbridge Premises
Transitional Services Agreement	Indemnity
Tax Deed	Pensions Documentation Referred to in the
sixth schedule

THIS AGREEMENT is made on 30 November 2005

BETWEEN:

(1)	THE PERSONS whose names and addresses are set out in the first schedule (“Sellers”);

(2)	PIPE ACQUISITION LIMITED a company registered in England and Wales under No. 05501083 whose registered office is at 160 Queen Victoria Street, London EC4V 4QQ (“Purchaser”);

(3)	MURRAY INTERNATIONAL HOLDINGS LIMITED a company registered in Scotland under No. SC192523 whose registered office is at 9 Charlotte Square, Edinburgh EH2 4DR (“Guarantor”); and

(4)	EDGEN CARBON PRODUCTS GROUP, LLC a Louisiana limited liability corporation whose registered office is at 18444 Highland Road, Baton Rouge, Louisiana 70809 (“Edgen”).

WHEREAS:

1.	The Sellers have agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and subject to the conditions of this agreement.

2.	Edgen has by way of the separate MIM Inc. Sale Agreement agreed to purchase, and the Company has agreed to sell, the US Shares. Certain provisions of this agreement are relevant to the sale of the US Shares.

IT IS AGREED AS FOLLOWS:

1	DEFINITIONS AND INTERPRETATION

1.1	In this agreement (including the recitals and the schedules) unless the context otherwise requires:-

“Accounts” means the published statutory consolidated audited accounts of the Company and the Subsidiaries relating to the accounting reference period ended on the Balance Sheet Date comprising a balance sheet, profit and loss accounts, notes, auditors’ report and directors’ report, a copy of which is in the Disclosure Documents;

“Affiliate” means, in relation to any company, any subsidiary or holding company (whether intermediate or otherwise) of that company and any subsidiary of that subsidiary or holding company, in each case from time to time;

“Agreed Form” means in a form agreed by and signed by or on behalf of the parties to this agreement;

“Agreed Standard” means what (i) (in respect of clauses 13.2.3 and 13.2.4) is necessary to achieve compliance with Environmental Law or (in respect of clause 13.2.5) what would be necessary to achieve compliance with

Environmental Law if remedial and clean up action was required to be carried out by the relevant competent authority or court of competent jurisdiction pursuant to Environmental Law, in each case to the extent of what is or would be so necessary to allow the relevant Property to be used for the same business purposes as at the Completion Date and for the same dominant and ancillary uses as at the Completion Date (dominant and ancillary use to be interpreted as in relation to the Town and Country Planning Act 1990), and in each case in as cost effective a manner as is possible in the circumstances and (ii) causes as little interference with the business of the Company as is reasonable in the circumstances, having regard in particular to cost. The Agreed Standard shall be agreed or determined according to the procedure set out in clause 13.7;

“Allotment Agreement” means an agreement in the Agreed Form constituting the title of the Sellers to the Consideration Shares;

“Apollo Metals Group” means Material Logistics Limited and its subsidiaries from time to time;

“Associate” means any person with whom a person may be connected within the meaning of section 839 of the Taxes Act or for whom any of them may be a personal representative;

“Auditors” means Deloitte Touche Tohmatsu;

“Balance Sheet Date” means 31 January 2005;

“BOS” means The Governor and Company of the Bank of Scotland;

“business day” means a day on which banks generally are open in the City of London and New York for the transaction of normal banking business;

“Cash” has the meaning given in the fifth schedule;

“Cash Consideration” means the sum of £83,250,000;

“Companies Act” means the Companies Act 1985;

“Company” means Murray International Metals Limited, details of which are set out in part 1 of the second schedule;

“Completion” means the delivery of duly executed stock transfer forms in respect of all the Shares to the Purchaser, the payment by the Purchaser of the Cash Consideration and the declaration of the Completion Dividend in accordance with the terms of this agreement and the allotment and issue of the Consideration Shares in accordance with the terms of the Allotment Agreement;

“Completion Date” means the date of Completion;

“Completion Disclosure Documents” means a disclosure letter to be delivered by the Sellers to the Purchaser and Edgen at Completion updating the specific disclosures in the Disclosure Letter in accordance with the provisions of clause 8.9 together with all documents attached thereto;

“Completion Dividend” means a dividend of £25,000,000 in aggregate to be declared on the Shares immediately prior to Completion and £23,750,000 of which is to be paid immediately following Completion to the Sellers’ Solicitors;

“Confidential Information” means all confidential information relating to the subject matter or provisions of this agreement and all confidential information of a commercial, technical, financial or other nature which is used in or required to be used in or in connection with the relevant business including information relating to:

(i)	the sale or marketing of products or services including: customer names and lists and other details of customers; sales targets, sales statistics, market share statistics, prices, costs, market research reports and surveys; advertising or other promotional materials; and all relevant financial information relating to the sale or marketing functions of the relevant business; and

(ii)	the operation of any process; the manufacture, design or development of any products; production techniques; the provision of any service; the selection and purchase of any component, part or raw materials; supplier names and lists and other details of suppliers; the construction, repair or maintenance of any product, plant or equipment; quality control; testing; certification and research; and

(iii)	future projects, business development or planning, commercial relationships and negotiations;

“Consideration” means the aggregate consideration for the Shares as referred to in clause 4.1 and as adjusted by reference to the fifth schedule and the eighth schedule;

“Consideration Shares” means the ordinary shares of £1 each in the capital of the Purchaser to be allotted under the terms of the Allotment Agreement in the amounts set against the name of each Seller in column 3 of the first schedule;

“Disclosure Documents” means the Disclosure Letter together with the documents delivered with it (which comprise only those documents listed in the index of data room documents provided to the Purchaser and which is attached to the Disclosure Letter, all of which are delivered with the Disclosure Letter in accordance with its terms);

“Disclosure Letter” means the letter in the Agreed Form from the Sellers to the Purchaser and Edgen dated as at the date of this agreement containing disclosures against the Warranties;

“Edgen Corporation” means Edgen Corporation, a Nevada corporation whose registered office is at 18444 Highland Road, Baton Rouge, Louisiana, 70809 USA;

“Environmental Contamination” means any release, leakage, discharge, deposit, emission, spillage migration or other escape of Hazardous Substances into the atmosphere, water or on to land occurring or having occurred (in any case) on or from a Property and any buildings, plant and equipment situated therein or thereon;

“Environmental Contractor” means a firm of properly qualified environmental contractors experienced in projects of the type, complexity, timescale and value of the agreed or determined works or actions;

“Environmental Law” means all laws (whether statutory regulatory or common law and whether civil or criminal) insofar as they relate to the control and prevention of pollution of land, water or the atmosphere due to the release, discharge, spillage, entry, deposit, emission or other escape of Hazardous Substances or to noise, odour or other nuisances and the production, transportation, storage, treatment, recycling or disposal of Hazardous Substance or waste and the protection of human health and life;

“Escrow Account Instruction Letter” has the meaning given in the eighth schedule;

“event” includes any act, omission, transaction or circumstance;

“Executives” means Kenneth Andrew Cockburn, William Hamilton and Patrick Joseph Boyle or any one or more of them;

“Fairly Disclosed” means disclosed in sufficient detail to identify the nature and scope of the matter disclosed;

“Funds Flow Schedule” means the schedule in the Agreed Form detailing the transactions and fund flows which will occur prior to, at, and following, Completion;

“Group” means the Company and the Subsidiaries and “Group Company” and “member of the Group” shall be interpreted accordingly;

“Guarantor’s Group” means the Guarantor and its Affiliates from time to time excluding all members of the Group and “Guarantor’s Group Company” and “member of the Guarantor’s Group” shall be interpreted accordingly;

“Hazardous Substance” means controlled waste and/or any substance which alone or in combination with any other substance is hazardous, toxic, radioactive, explosive or capable of polluting the environment or causing harm to human health or to the health of any living organism or to buildings or to other property;

“Indemnities” means the indemnities set out in clause 13;

“Independent Environmental Consultant” means an independent environmental consultant or firm of environmental consultants experienced in matters similar to those to be referred for determination, acting as an expert not an arbitrator, such consultant to be (i) agreed on by the Purchaser and the Sellers (or failing agreement, and on reference by either party, as appointed by the President of the Royal Institute of Chartered Surveyors) and (ii) appointed jointly by the Purchaser and the Sellers on terms satisfactory to each of them (acting reasonably);

“Independent Quantity Surveyor” means an independent quantity surveyor or firm of quantity surveyors experienced in matters similar to those to be referred for determination, acting as an expert not an arbitrator, such surveyor to be (i) agreed on by the Purchaser and the Sellers (or failing agreement, and on reference by either party, as appointed by the President of the Royal Institute of Chartered Surveyors) and (ii) appointed jointly by the Purchaser and the Sellers on terms satisfactory to each of them (acting reasonably);

“Intra-Group Non-Steel Payables” means the aggregate of the amounts owing from members of the Group to the members of the Guarantor’s Group (excluding Intra-Group Steel Payables and Intra-Group Tax Balances) as at close of business on the Completion Date;

“Intra-Group Non-Steel Receivables” means the aggregate of the amounts owing from members of the Guarantor’s Group to members of the Group (excluding Intra-Group Steel Receivables and Intra-Group Tax Balances) as at close of business on the Completion Date;

“Intra-Group Steel Payables” means the aggregate of the amounts owing from members of the Group to members of the Guarantor’s Group as at close of business on the Completion Date in respect of steel trading activities in the ordinary course of trading;

“Intra-Group Steel Receivables” means the aggregate of the amounts owing from members of the Guarantor’s Group to members of the Group as at close of business on the Completion Date in respect of steel trading activities in the ordinary course of trading;

“Intra-Group Tax Balances” means, in relation to payments relating to corporation tax self assessment made or to be made by Murray Group Management Limited to HM Revenue & Customs in respect of the liabilities of the Guarantor and its Affiliates to Taxation, the amount of any payments made by the Company to Murray Group Management Limited to facilitate the payment of part of the corporation tax self assessment payment by Murray Group Management Limited, which, when paid, are reflected in the books of account from time to time of the Company as payables in favour of HM Revenue & Customs and related receivables of the amounts payable from the Guarantor’s Group in favour of the Company;

“Key Liens” means those Liens listed in Part 1 of the ninth schedule;

“Lease” means the lease to be signed and exchanged prior to Completion between Steels (UK) QRS 16-58, Inc and the Company in relation to the Newbridge Property;

“Letters of Credit” means the letters of credit, guarantees, performance bonds, trust receipts and similar trading instruments contained in the summary included at section R1.22 of the Disclosure Documents;

“Lien” means any lien, mortgage, deed of trust, debenture, pledge, security interest, charge or encumbrance of any kind (including any agreement entered into prior to Completion to give any security interest but excluding retention of title arrangements in trading contracts);

“LP” means Edgen/Murray LP, a Delaware limited partnership formed on 22 November 2005 pursuant to the Delaware Revised Uniform Limited Partnership Act, and whose registered office is at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, New Castle County, Delaware;

“LP Agreement” means the limited partnership agreement in the Agreed Form between, inter alia, the LP, Edgen/Murray GP, LLC and the Sellers establishing and regulating the LP;

“Management Accounts” means the management accounts of the Group for the period from the Balance Sheet Date to 30 September 2005 as contained in section S of the Disclosure Documents;

“MIH Pension Plan” means the Murray International Holdings Limited Staff Pension and Life Assurance Plan established by an interim trust deed dated 30 July 1976 and currently governed by a definitive trust deed dated 5 December 1983 and rules dated 6 October 1995 (as amended);

“MIM Inc.” means Murray International Metals Inc., details of which are set out in part 2 of the second schedule;

“MIM Inc. Sale Agreement” means the agreement entered into at the date of this agreement between (1) Murray International Metals Limited and (2) Edgen;

“MIM Inc. Sale Consideration” means £9,100,000;

“Newbridge Property” means the land and three buildings at Newbridge Industrial Estate, Newbridge, Midlothian, Scotland;

“Outstanding Indebtedness” has the meaning given in the fifth schedule;

“Pension Warranties” means the warranties contained in paragraph 14 of the fourth schedule;

“Phantom Share Scheme” means the bonus scheme known as the Murray International Metals Limited Phantom Share Scheme;

“Phase 1 Environmental Audit” means a desk top investigation and visual inspection of the relevant Property;

“Phase 2 Investigations” means invasive investigations involving the recovery of soil, water, groundwater or gas samples and their analysis for the presence concentration and mobility of Hazardous Substances;

“Properties” means the properties briefly described in the Property Schedule or any one or more of them or any part of or interest in any of such properties and “Property” shall be interpreted accordingly;

“Property Sale Agreement” means the sale agreement to be signed and exchanged prior to Completion between Steels (UK) QRS 16-58, Inc. and the Company in relation to the Newbridge Property for an aggregate consideration (after deduction of all applicable costs and expenses) of not less than £13,000,000;

“Property Schedule” means the third schedule;

“Purchaser’s Group” means the Purchaser and its Affiliates from time to time, including all members of the Group;

“Purchaser’s Solicitors” means Dechert LLP of 160 Queen Victoria Street, London EC4V 4QQ;

“Remediation Works Cost Estimate” means a detailed breakdown and estimate cost for all elements of the carrying out of the works or actions agreed or determined;

“Renuciations” means the renunciations of three existing leases of parts of the Newbridge Property to be entered into by Murray Property Holdings Limited in favour of the Company pursuant to the terms of clause 5.4.6, in a form satisfactory to the Purchaser (acting reasonably);

“Roll Up Agreement” means an agreement in the Agreed Form between the LP and each of the Sellers relating to the exchange of the Consideration Shares for partnership units in the capital of the LP;

“Sale and Leaseback Documents” means the Property Sale Agreement and the Lease (and any documents required to be entered into by either of such documents);

“Sellers’ Solicitors” means Dundas & Wilson CS LLP of Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN;

“Senior Employee” means a director, officer, employee or consultant of a Group Company whose earnings per annum from such office, employment or consultancy exceed £30,000;

“Shares” means 111,111 ordinary shares of £1.00 each in the capital of the Company comprising, subject to clause 5.4.11, the whole of the issued and allotted share capital of the Company at Completion;

“Subsidiaries” means the companies listed in part 2 of the second schedule and “Subsidiary” shall be interpreted accordingly;

“Taxation” means all forms of taxation, duties (including stamp duty), levies, imposts, charges, withholdings, national insurance and other contributions, rates and PAYE liabilities (including any related or incidental penalty, fine, interest or surcharge) whenever created or imposed and whether of the United Kingdom or elsewhere;

“Taxation Authority” means HM Revenue & Customs, the US Internal Revenue Service or any other revenue, governmental, customs or fiscal authority, body or person, whether of the United Kingdom, the United States or elsewhere competent to impose, assess or collect any Taxation;

“Tax Deed” means a deed relating to Taxation liabilities of the Group in the Agreed Form;

“Tax Warranties” means the warranties contained in paragraph 9 of the fourth schedule;

“Taxes Act” means the Income and Corporation Taxes Act 1988;

“Transaction Documents” means this agreement, the MIM Inc. Sale Agreement, the Transitional Services Agreement, the Tax Deed, the Allotment Agreement, the Roll-Up Agreement, the LP Agreement and each document or agreement required to be entered into or delivered pursuant to the terms of any of them and any other document which is expressed to be in the agreed form;

“Transferred Newbridge Premises” shall have the meaning ascribed in clause 5.4.9;

“Transitional Leases” mean the leases over parts of the Newbridge Property to be entered into between the Company and each of Carnegie Systems Management Limited and Premier Alloys Limited pursuant to the terms of the Transitional Services Agreement, in a form satisfactory to the Purchaser (acting reasonably);

“Transitional Services Agreement” means the agreement in the Agreed Form relating to the provision of certain services following Completion;

“US Shares” means 1,000 shares of common stock, being the entire issued stock in the capital of MIM Inc.;

“Warranties” means the warranties contained in the fourth schedule; and

“Working Capital” shall have the meaning given to it in the fifth schedule.

1.2	In this agreement unless the context otherwise requires:-

1.2.1

references to parts and paragraphs are references to parts and paragraphs in the relevant schedule, any reference to a clause or schedule (other than to a schedule to a statutory provision) is a reference to a clause of or schedule to this agreement; and the schedules form part of and are deemed to be incorporated in and in references to this agreement;

1.2.2	any reference to a statute or statutory provision includes a reference to that provision as amended, re-enacted or replaced and any regulations or orders made under such provisions from time to time whether before or after the date of this agreement and any former statutory provision replaced (with or without modification) by the provision referred to;

1.2.3	any reference to persons includes a reference to firms, companies, corporations or unincorporated associations;

1.2.4	any reference to the singular includes a reference to the plural and vice versa; and any reference to one gender includes a reference to the other genders;

1.2.5	unless otherwise expressly stated, any agreement, warranty, representation, indemnity, covenant or undertaking on the part of two or more persons shall be deemed to be given or made by such persons jointly and severally;

1.2.6	any matter which is actually known by one of the Sellers shall be deemed to be known by the other Sellers as well;

1.2.7	any reference to an “asset” or “assets” shall be deemed to exclude any reference to any of the Properties;

1.2.8	any reference to the “Company” shall be deemed to include a reference to its branch offices, representative offices and any other offices in any jurisdiction;

1.2.9	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term and references to any statutory provision enacted in the United Kingdom shall include references to any corresponding provision in the local legislation applying in the country or state of incorporation; and references to any governmental or administrative authority or agency shall include references to the equivalent federal state or local governmental or administrative authority or agency; and the references to memoranda and articles of association shall include references to the equivalent documents (including bye laws, charters or statutes) which describe the constitution of the relevant company and references to shares shall include stock;

1.2.10	words and expressions defined in the Companies Act bear the same respective meanings, save that references to a “company” herein shall be construed so as to include any company, corporation or other body corporate (including limited partnerships and limited liability partnerships) wherever and however incorporated or established and the phrase “any body corporate” in sections 736 and 736A of the Companies Act shall be deemed to include limited partnerships and limited liability partnerships;

1.2.11	any reference to “£” or “pounds” or “GBP” is a reference to the lawful currency for the time being of the United Kingdom;

1.2.12	any reference to a matter being “provided for” in the Accounts or Management Accounts means that the matter concerned is the subject of a general or specific provision in the Accounts or Management Accounts as applicable;

1.2.13	references to a particular numbered section of the Disclosure Documents shall be references to the numbered series of data room documents, delivered in document binders together with and under the terms of the Disclosure Letter, which numbered series is reflected in the numbering of the index of data room documents which is attached to the Disclosure Letter; and

1.2.14	references to a claim for a “breach of Warranty” or a “claim under the Warranties” shall include any claim for payment under clause 9.1 or clause 9.2 notwithstanding that such claim is a claim for recovery of a debt or any other type of claim.

1.3	Headings and titles are used for ease of reference only and do not affect the interpretation of this agreement.

1.4	For the purposes of any statement in this agreement which is qualified by the expression “to the best of the Sellers’ knowledge, information and belief” or “so far as the Sellers are aware” or any similar expression, the Sellers’ knowledge shall include each Seller’s actual knowledge and shall additionally be deemed to include anything of which Nelson Lee, Michael Craig, Donald Wilson, David Murray, David Kemp and Gordon Grassick have actual knowledge.

2	CONDITIONS

2.1	The sale and purchase of the Shares is conditional upon:

2.1.1	the MIM Inc. Sale Agreement being exchanged, becoming unconditional in all respects and completion of the sale and purchase of the US Shares under the MIM Inc. Sale Agreement occurring by the delivery of duly executed stock powers in respect of all the US Shares and the payment of the MIM Inc. Sale Consideration, in each case in accordance with the terms of the MIM Inc. Sale Agreement;

2.1.2	Jefferies & Company, Inc. having entered into a purchase agreement for $125 million aggregate principal amount of Senior Secured Floating Rate Notes Due 2010 issued by the Purchaser at a price of 100% of the principal amount (less any underwriting discounts or commission) and such purchase agreement having become unconditional in accordance with its terms;

2.1.3

the working capital facility from BOS which provides the Company with at least £27 million of commitments to lend, issue letters of credit and provide other ancillary facilities having become unconditional in accordance with its terms and all conditions precedent to allow a utilisation of such facility in full having been fulfilled or waived by BOS;

2.1.4	the Sale and Leaseback Documents being exchanged and becoming unconditional in all respects and completing in accordance with their terms; and

2.1.5	the Purchaser being satisfied that the assets of the Company and the Subsidiaries are free from all Liens to an extent that is acceptable to the Purchaser’s debt and equity funders.

2.2	The Purchaser and Edgen shall use all reasonable endeavours to procure satisfaction of the conditions in this agreement and the conditions set out in the MIM Inc. Sale Agreement by 16 December 2005 (and the Sellers shall use their respective reasonable endeavours to procure the satisfaction of the condition set out at clause 2.1.5). If all such conditions are not satisfied (or, in the case of the condition at clause 2.1.5, waived in accordance with clause 2.5) by the later of 16 December 2005 (or such later date as the parties may agree) and the date of expiry of the period for remedy of failure to comply with restrictions as contemplated under clause 5.3, in either case as applicable, then this agreement shall terminate and, except as provided in clause 2.3, none of the parties shall have any rights, liabilities, remedies or claims under or in relation to it.

2.3	If this agreement terminates in accordance with clause 2.2 or the Purchaser fails to proceed to Completion for any reason other than as a result of a breach by any of the Sellers of its/his obligations under clause 6 (with the exception of clause 6.3.9), the Purchaser, subject only to clause 2.4, undertakes to the Sellers to reimburse to the Sellers on demand an amount equal to all costs and expenses and any relevant value added tax incurred by the Sellers in connection with the transactions contemplated by the Transaction Documents and the negotiation of the Transaction Documents, up to an aggregate maximum amount of £750,000, such amount to be paid in cash immediately after such demand by way of direct transfer to the Sellers’ Solicitors by means of the Clearing House Automatic Payment System and following such payment, none of the parties hereto shall have any obligations or liabilities under this agreement and all parties hereby waive all rights, claims and remedies of any nature against any other party under or in connection with this agreement. For the avoidance of doubt this clause 2.3 and clause 2.4 shall survive termination of this agreement.

2.4	If the Purchaser fails to proceed to Completion by reason of the rescission of this agreement under clauses 5.3, 8.8 or 8.9 and there is in fact either a breach of the restrictions contain in clause 5.1, a breach of Warranty given at the date of this Agreement or a matter occurring between the date of this Agreement and Completion which would, on repetition of the Warranties as at immediately prior to Completion, comprise a breach of those Warranties, ignoring for this purpose matters contained in the Completion Disclosure Documents, or if the Purchaser fails to proceed to Completion by reason of the failure of the Sellers to obtain deeds of release from all the Key Liens, the Purchaser shall not be obliged to pay costs in accordance with clause 2.3.

2.5	The Purchaser may in its absolute discretion (by notice in writing to the Sellers) waive the condition in clause 2.1.5, in whole or in part, at any time.

3	SALE AND PURCHASE OF THE SHARES

3.1	Each Seller, relying on the obligations of the Purchaser under this agreement, shall sell the Shares set opposite its/his name in column 2 of the first schedule to the Purchaser and the Purchaser, relying on the Warranties and the other obligations of the Sellers under this agreement, shall purchase those Shares.

3.2	Each Seller shall sell the Shares set opposite its/his name in column 2 of the first schedule with full title guarantee free from all liens, charges, encumbrances and adverse claims (and whether or not that Seller knows or could reasonably be expected to know about such matters) together with all rights attaching to them at Completion including all dividends declared and payable or distributions made or proposed on or after Completion (but excluding, in the case of each Seller other than Kenneth Cockburn, the right to receive the Completion Dividend which shall be retained by each such Seller).

3.3	Each Seller irrevocably and unconditionally waives (and shall procure such a waiver by his nominee(s) of) all rights of pre-emption or other restrictions on transfer which they or such nominee(s) may have, whether under the Articles of Association of the Company and the Subsidiaries or otherwise, in respect of the transfer to the Purchaser or its nominee(s) of the Shares or any of them.

3.4	The Purchaser shall not be obliged to complete the purchase of some only of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with the provisions of this agreement.

3.5	The obligations of each of the Sellers under this clause 3 shall be separate obligations and no Seller shall be liable together with any other Seller in respect of the same obligation under this clause 3.

4	CONSIDERATION

4.1	Subject to clause 4.5, the consideration payable by the Purchaser for the Shares shall be the aggregate of:

4.1.1	the Cash Consideration; and

4.1.2	the issue of the Consideration Shares under the terms of the Allotment Agreement;

and the aggregate consideration payable shall be adjusted in accordance with the provisions of the fifth schedule and the eighth schedule.

4.2	Subject to clause 4.5, the Sellers and the Purchaser agree that the Consideration shall be satisfied by:

4.2.1	payment of the Cash Consideration which shall be paid in cash on Completion by the Purchaser in accordance with clause 6.6.1; and

4.2.2	the allotment and issue to the Sellers of the Consideration Shares on Completion in accordance with the terms of the Allotment Agreement in the amounts set opposite their respective names in column 3 of the first schedule.

4.3	The provisions of the fifth schedule and the eighth schedule shall apply as between the parties.

4.4	For the avoidance of doubt, in addition to its obligations under clause 4.1 and clause 4.2, the Purchaser shall be obliged to procure the payment of £23,750,000 in respect of the Completion Dividend to the Sellers’ Solicitors immediately after Completion.

4.5	The parties agree as follows:

4.5.1	each of the Executives, at his sole discretion, shall have the option to elect by written notice given to the Purchaser not later than two days before Completion to receive additional Consideration Shares in substitution for part of the Cash Consideration which would otherwise be received by him pursuant to this agreement;

4.5.2	the amount of Cash Consideration in respect of which an election can be made under clause 4.5.1 shall be £750,000 in the case of Kenneth Cockburn, £375,000 in the case of Patrick Boyle and £375,000 in the case of William Hamilton and the Consideration Shares to be issued pursuant to an election shall be issued at a price of £1120.3226p per Consideration Share;

4.5.3	the additional Consideration Shares issued pursuant to an election made under clause 4.5.1 shall be subject to the same terms and conditions, and shall confer on the relevant Executive the same rights, as the other Consideration Shares to be issued to that Executive under this agreement, the Allotment Agreement and the Roll Up Agreement (including, without limitation, the right to exchange the additional Consideration Shares for partnership units in the capital of the LP at the same price per partnership unit and with the same allocations as between preferred units and common units in the LP as apply to such other Consideration Shares), so that if such an election is made, the terms of the Allotment Agreement and the Roll Up Agreement shall be amended mutatis mutandis.

5	PRE-COMPLETION MATTERS

5.1	Subject to clause 5.4, each Seller undertakes with the Purchaser that after signing of this agreement and prior to Completion they will procure that none of the following matters shall be effected (or agree to be effected) without the prior consent in writing of the Purchaser:

5.1.1	permitting any of the insurance policies under which any Group Company is a beneficiary to lapse or doing or omitting to do anything the doing or omission of which that Seller knows is likely to make any such insurance policy void or voidable;

5.1.2	making or agreeing to make any increase in the remuneration or benefits of any Senior Employee, or, except in the case of summary dismissal, dismissing any Senior Employee;

5.1.3	carry on the business of the Group (and, in particular, the management of the Group’s levels of working capital) in a manner other than in the ordinary course or do or omit to do anything outside the ordinary course of business which such Seller knows will lead to a material decrease in the level of Working Capital of the Group;

5.1.4	the entry into by any Group Company of any transaction which is outside the ordinary course of business of that Group Company;

5.1.5	the passing of any resolution by the Company or by any class of members of the Company either in a meeting or by a resolution in writing;

5.1.6	the approving, declaring or paying of any dividend or other distribution (whether in cash, stock or in kind) to members of the Company or any members of any Subsidiary;

5.1.7	the admission of any person (other than a party to this agreement) whether by subscription or transfer or transmission as a member of the Company or any Subsidiary;

5.1.8	the sale or disposal of any part of the undertaking or the assets of the Company or any Subsidiary other than in the ordinary course of business or the acquisition of any assets other than trading stock from any company which is a member of the Guarantor’s Group;

5.1.9	except in relation to the giving of any guarantee or surety by one Group Company in respect of the obligations of another Group Company, the giving by the Company or any Subsidiary of any guarantee or surety;

5.1.10	the making of capital commitments or expenditure by the Company or any Subsidiary in excess of £50,000 in aggregate;

5.1.11	the acquisition by the Company or any Subsidiary of any shares of any other company or the participation by the Company or any Subsidiary in any partnership or joint venture;

5.1.12	the borrowing of any money in excess of existing bank overdraft or other facility limits by the Company or any Subsidiary;

5.1.13	the acquiring or leasing of any new property or the opening of any new office or other premises or the incurring of any obligations in respect of the same;

5.1.14	the changing of any method of accounting (unless required by generally accepted accounting principles applicable to the relevant Group Company) or the making of any new, or change in any, election with regard to Taxation by or with respect to the Company or other Group Company;

5.1.15	the creation or issue or allowing to come into being of any mortgage or charge upon any part of the property or assets or uncalled capital of the Company or any Subsidiary or the creation or issue of any debenture or debenture stock or the obtaining of any advance or credit in any form other than normal trade credit;

5.1.16	the appointment of any person as a director of the Company or any Subsidiary;

5.1.17	any alterations or additions to the documentation which at the date of this agreement is in the Agreed Form relating to the transfer to Murray International Metals Limited of the 750 shares of S$1.00 each in the capital of Murray International Metals Pte Limited held by Michael Craig; or

5.1.18	any deliberate action to frustrate the implementation of any of the steps contemplated in the Funds Flow Schedule which is in the Agreed Form.

5.2	Each Seller undertakes to the Purchaser to disclose to the Purchaser any matter occurring after the signing of this agreement but prior to Completion which to that Seller’s knowledge required the Purchaser’s prior written consent under clause 5.1 but in respect of which such consent was not obtained.

5.3	If at any time on or before Completion the Purchaser, acting reasonably, determines that any Seller has failed to comply with any of its/his obligations in accordance with clause 5.1 then the Purchaser shall have the option, by written notice given by it or the Purchaser’s Solicitors to the Sellers or to the Sellers’ Solicitors:

5.3.1	if the failure to comply is capable of remedy, of giving the Sellers the lesser of (i) 5 business days and (ii) such period as is possible without the Purchaser’s and/or Edgen Corporation’s acquisition funding and the Purchaser’s working capital funding (which is being made available to the Purchaser and/or Edgen Corporation under the acquisition and/or working capital financing arrangements between the Purchaser and/or Edgen Corporation and its financiers) becoming unavailable, after service of the written notice to remedy such failure (whether such failure has been so remedied being a matter for determination by the Purchaser, acting reasonably) and, if the failure is not so remedied within such period, thereafter electing to rescind this agreement; and

5.3.2	if the failure to comply is not capable of such remedy, of electing to rescind this agreement.

If the Purchaser has the right to rescind this agreement and elects to so rescind this agreement in accordance with this clause 5.3, none of the parties hereto shall have any obligations or liabilities under this agreement and all parties hereby waive all rights, claims and remedies of any nature against any other party under or in connection with this agreement, whether under this clause 5 or otherwise. If the Purchaser has the right to rescind this agreement and elects not to so rescind this agreement in accordance with this clause 5.3 and proceeds to Completion, such election not to so rescind and proceed to Completion shall not affect any of the Purchaser’s rights in respect of any failure by any Seller to comply with its obligations under clauses 5.1 and 5.2.

For the avoidance of doubt, if Completion occurs but the Purchaser before or after Completion has claimed or claims a breach of clause 5.1, any liability of the Sellers in relation to such claim shall be a matter for agreement between the parties or determination by a court of competent jurisdiction, and any determination by the Purchaser under this clause 5.3 as to whether a breach of clause 5.1 has occurred or whether such breach has been remedied (in each case for the purpose of determining whether the Purchaser, acting reasonably, has the right to elect to rescind this agreement) shall have no bearing on the question of any Seller’s liability for breach of clause 5.1.

5.4	The parties acknowledge that the following matters shall, to the extent not implemented prior to signing of this agreement, be implemented prior to or at Completion and that the prior written consent of the Purchaser shall not be required in relation to the implementation of any of the following matters:

5.4.1	the transfer to Murray International Metals Limited of the 750 shares of S$1.00 each in the capital of Murray International Metals Pte Limited held by Michael Craig for a cash consideration of £1,225,000 in accordance with the documentation which is in the Agreed Form, following the prior payment of preference share subscription monies in the same amount by a member of the Guarantor’s Group to the Company of the sum of £1,225,000 ;

5.4.2	the termination of the Phantom Share Scheme and the payment by the Company to Gordon Mackenzie Grassick of £381,577 and Nelson Lee of £381,577 following the prior payment of preference share subscription monies in the same amount by a member of the Guarantor’s Group to the Company of the sum of £763,154 being an amount equal to such payments (in each case exclusive of any employee or employer Pay As You Earn Taxation or national insurance liability in respect of such payments) as part of the arrangements relating to termination of such scheme;

5.4.3	the termination of the MIM Unapproved Share Option Scheme 1991;

5.4.4	the payment by the Company of ex gratia bonuses to certain employees of the Company (details of whom have been supplied to the Purchaser) in the aggregate amount of £1,009,169 following the prior payment of preference share subscription monies by a member of the Guarantor’s Group to the Company of £1,009,169, being an amount equal to such bonuses (in each case exclusive of any employee or employer Pay As You Earn Taxation or national insurance liability in respect of such bonuses) expressly for the purpose of enabling the lawful payment of such bonuses;

5.4.5	the completion of the sale and purchase of the US Shares under the terms of the MIM Inc. Sale Agreement;

5.4.6	the signing and exchange of the Renunciations and the Transitional Leases;

5.4.7	signing, exchange and completion of the Sale and Leaseback Documents;

5.4.8	the termination of a declaration of trust by CV Energy Limited in favour of the Company relating to an investment in Camcal Limited and an associated refund in the sum of £375,000 to the Company together with the assignation of the preferred supplier agreement between Camcal Limited and the Company to Murray Metals Group Limited;

5.4.9	the implementation of any of the steps contemplated in the Funds Flow Schedule;

5.4.10	the signing and completion of documentation in relation to the transfer of the land and buildings known as the Premier Alloys facility at Newbridge Industrial Estate, Newbridge, Midlothian, Scotland being the area coloured yellow in the plan attached to the disposition of that property (the “Transferred Newbridge Premises”) from the Company to Charlotte Ventures (Newbridge) Limited the form of which is included in the Agreed Form and the environmental indemnity in respect of the Transferred Newbridge Premises from Charlotte Ventures (Newbridge) Limited to the Company in the Agreed Form (the “Transferred Newbridge Premises Indemnity”);

5.4.11	with the intention of ensuring (so far as is practicable) that, as at Completion, Net Cash/Debt (as defined in the fifth schedule) is zero and for the purpose of financing the payments of the amounts referred to at clauses 5.4.1, 5.4.2 and 5.4.4, the subscription by Murray Metals Group Limited for an amount of preference shares in the capital of the Company as Murray Metals Group Limited shall in its sole discretion determine (but after consulting with the Purchaser with a view to ensuring such subscription is as tax efficient as practicable for the Purchaser), the allotment and issue of such shares to Murray Metals Group Limited and all corporate steps and actions, including but not limited to increasing the authorised share capital of the Company, disapplying pre-emption rights and authorising the directors of the Company to allot shares, as may be necessary to effect the same;

5.4.12	the advance of a US$5 million loan by Murray Metals Group Limited to MIM Inc, the declaration and payment of a related dividend by MIM Inc to the Company and the repayment of the same loan by MIM Inc; and

5.4.13	the performance of the obligations of the parties under clause 6.

6	COMPLETION

6.1	Completion shall take place at the offices of the Purchaser’s Solicitors on the business day upon which this agreement shall become unconditional in accordance with the provisions of clause 2 of this agreement when the parties shall comply/shall have complied with their respective obligations as set out in this clause.

6.2	Each Seller shall deliver (or shall procure delivery) to the Purchaser or (at the direction of the Purchaser) to its nominee(s):-

6.2.1	duly executed share transfers in respect of the Shares set opposite that Seller’s name in column 2 of the first schedule in favour of the Purchaser or as it may direct to its nominee, together with the relevant share certificates or other documents of title and any power of attorney or other authority under which such transfers have been executed or an indemnity in the Agreed Form in relation to any missing certificates; and

6.2.2	a voting power of attorney in the Agreed Form executed by that Seller.

The obligations of each of the Sellers under this clause 6.2 shall be separate obligations and no Seller shall be liable together with any other Seller in respect of the same obligation under this clause 6.2.

6.3	The Sellers shall deliver (or shall procure delivery) to the Purchaser’s Solicitors:-

6.3.1	save in relation to MIM Inc., share certificates or other documents of title in respect of all the issued share capital of the Subsidiaries and an indemnity in the Agreed Form in relation to any missing certificates;

6.3.2	written resignations and releases executed as deeds in the Agreed Form from all persons (other than any directors or secretaries remaining at the request of the Purchaser or appointed at the instance of the Purchaser) who, on or immediately prior to Completion, may be directors or secretaries of the Company or any of the Subsidiaries;

6.3.3	a letter from the Auditors in the Agreed Form confirming that had they been requested to resign at Completion they would have done so by giving a notice which would have contained a statement in accordance with section 394 of the Companies Act together with confirmation that they have no claims against the Company or the Subsidiaries for unpaid fees or expenses;

6.3.4	to the extent in the possession or under the control of the Group (and save in relation to MIM Inc.), the common seals, the certificates of incorporation and copies of the Memorandum and Articles of Association of each of the Company and the Subsidiaries and the registers and books required by the Companies Act to be kept by it each of them all of which shall be written up to date as at Completion;

6.3.5	all deeds and documents of title relating to the Properties in the possession, or under the control, of the Group and certified copies of any documents being held by mortgagees;

6.3.6	a letter from the Sellers specifying the whereabouts of any other documents, books and records of the Company and the Subsidiaries of the type referred to in clauses 6.3.4 and 6.3.5 which are not in the possession or under the control of the Group and directing the holders of them to deliver them up to the Purchaser’s authorised representatives immediately upon request;

6.3.7	a print-out of the online banking statements available for each of the Company and each Subsidiary from the website of each of the banks at which the

Company and the Subsidiaries maintain accounts showing the amounts standing to the credit or debit of such accounts together with a reconciliation of such statements to the cash books of the Company, in each case as at a date falling two business days prior to the Completion Date;

6.3.8	except in relation to guarantees given by the Company in respect of certain obligations of companies in the Apollo Metals Group, which guarantees are counter-indemnified in favour of the Company by BOS, irrevocable and unconditional releases and discharges, in a form satisfactory to the Purchaser, acting reasonably, of the Company and the Subsidiaries from all liabilities or obligations pursuant to, or in connection with, bonds, guarantees, related indemnities, securities or similar obligations granted in respect of the Guarantor’s Group or its business;

6.3.9	deeds of release (in a form reasonably satisfactory to the Purchaser) of the Group from any Liens over any of their assets, together with (where relevant) related certificates of non crystallisation, including for the avoidance of doubt, the Key Liens and those Liens set out in part 2 of the ninth schedule;

6.3.10	a counterpart of the Tax Deed executed for and on behalf of Murray Metals Group Limited;

6.3.11	a counterpart of the Allotment Agreement executed by each of the Sellers;

6.3.12	a counterpart of the Roll Up Agreement executed by each of the Sellers;

6.3.13	a joinder agreement to the LP Agreement executed by each of the Sellers;

6.3.14	a counterpart of the MIM Inc. Sale Agreement executed by the Company;

6.3.15	the documents set out in paragraph 2.1 of the sixth schedule;

6.3.16	a counterpart of the Transitional Services Agreement executed for and on behalf of the Guarantor;

6.3.17	a signed copy of the Transferred Newbridge Premises Indemnity;

6.3.18	a completed and signed copy of the transfer documents referred to at clause 5.4.9;

6.3.19	a signed minute of a meeting of the board of directors of the Company and a written resolution of the Sellers as holders of the Shares in each case resolving to terminate the MIM Unapproved Share Option Scheme 1991;

6.3.20	an original executed copy of an agreement between the Company and each of Gordon Mackenzie Grassick and Nelson Lee relating to the payment of entitlements under the Phantom Share Scheme and a written resolution of the Sellers as holders of the Shares terminating the same scheme;

6.3.21	letters of release between each of Gordon Mackenzie Grassick, Sandra McCrabbe, Noel Quigley and Stephen Knowles and the Company and a

compromise agreement between Kenneth Cockburn and Murray Group Management Limited each executed by the parties thereto;

6.3.22	an original executed joint election under section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) executed by each Executive and the Company that the Consideration Shares and partnership interests under the Roll Up Agreement to be acquired by such Seller are to be treated as if they are not restricted securities or an interest in restricted securities for the purposes of Chapter 2 of Part 7 of ITEPA (the “ITEPA Election”);

6.3.23	original executed joint elections under sections 198 and 569 of the Capital Allowances Act 2001 executed by the Company and Premier Alloys Limited in relation to the property transferred by the Company to Premier Alloys Limited shortly before Completion the joint elections for the purpose of section 198 electing at the value of £1;

6.3.24	original executed joint elections under section 198 of the Capital Allowances Act 2001 executed by Steels (UK) QRS 16-58, Inc. and the Company in relation to the sale and leaseback of the Newbridge Property electing at the value of £1;

6.3.25	a copy of the VAT election notification made by the Company and Murray Group Management Limited dated 28 September 2005;

6.3.26	an original signed revised roll over relief claim in respect of capital gains rollover relief claimed in respect of the Newbridge properties;

6.3.27	a signed copy of the Escrow Account Instruction Letter signed by the Sellers and the Sellers’ Solicitors;

6.3.28	a bank mandate for the Escrow Account signed by the Sellers’ Solicitors;

6.3.29	original signed versions of the Transitional Leases; and

6.3.30	original signed versions of the Renunciations.

6.4	Each of the Sellers undertakes to the Purchaser that on or before the Completion Date he/it shall:-

6.4.1

procure that, save in relation to those goods and services contemplated in the Transitional Services Agreement and the Transitional Leases and save in respect of Intra-Group Steel Receivables, Intra-Group Steel Payables, Intra-Group Non-Steel Payables, Intra-Group Non-Steel Receivables and Intra-Group Tax Balances or any arrangements in respect of which the same have arisen, neither he/it nor, in the case of any Executive, any of his Associates or, in the case of Murray Metals Group Limited, any of its Affiliates has any claims or rights of action against either the Company or either of the Subsidiaries and that neither the Company nor either of the Subsidiaries is in any way obligated or indebted to any of them (except in relation to accrued remuneration and proper business expenses to the extent unclaimed due to him pursuant to the terms of employment with the Company or any of the Subsidiaries);

6.4.2	procure that, save in respect of Intra-Group Steel Receivables, Intra-Group Steel Payables, Intra-Group Non-Steel Payables, Intra-Group Non-Steel Receivables and Intra-Group Tax Balances or any arrangements in respect of which the same have arisen, both he/it and, in the case of each Executive, each of his Associates and, in the case of Murray Metals Group Limited, each of its Affiliates, shall have repaid to the Company and each of the Subsidiaries all sums which may be owed by any of them to the Company and/or any of the Subsidiaries on any account whatsoever, whether or not such sums shall be due and payable on or before the Completion Date.

The obligations of each of the Sellers under this clause 6.4 shall be separate obligations and no Seller shall be liable together with any other Seller in respect of the same obligation under this clause 6.4.

6.5	The Sellers shall procure that board meetings of the Company and the Subsidiaries (save for MIM Inc.) will be held which will transact the following business:-

6.5.1	(subject only to them being stamped) the approval of the transfers of Shares referred to in clause 6.2.1 and the Purchaser and/or its nominee(s) being entered in the register of members of the Company as the holders of the shares specified in those transfers;

6.5.2	the appointment of such persons as the Purchaser may nominate as directors and secretary of the Company and the Subsidiaries;

6.5.3	the acceptance of the various resignations of officers referred to in this clause;

6.5.4	the change of the registered office and the bank mandates of the Company and the Subsidiaries in accordance with the Purchaser’s requirements; and

6.5.5	to declare the dividend and enter into the inter-company loan repayments set out in the Funds Flow Schedule.

6.6	The Purchaser shall:-

6.6.1	procure that the Cash Consideration shall immediately be paid by way of direct transfer by means of the Clearing House Automatic Payment System to the Sellers’ Solicitors;

6.6.2	procure that the Consideration Shares are issued to the Sellers in the amounts set opposite their respective names in column 3 on the first schedule and in accordance with the terms of the Allotment Agreement;

6.6.3	procure that £23,750,000 in respect of the Completion Dividend is paid by the Company immediately after Completion to the Sellers’ Solicitors;

6.6.4	deliver to the Sellers’ Solicitors a counterpart Tax Deed duly executed by the Purchaser;

6.6.5	deliver to the Sellers’ Solicitors a counterpart of the Allotment Agreement duly executed by the Purchaser together with a consent by the Jefferies Director (as defined in the articles of association of the Purchaser attached to the Allotment Agreement) to the transfer of the Consideration Shares by the Sellers pursuant to the Roll Up Agreement;

6.6.6	deliver to the Sellers’ Solicitors a counterpart of the Roll Up Agreement duly executed by or on behalf of the LP;

6.6.7	deliver to the Sellers’ Solicitors a counterpart of an original executed ITEPA Election executed by the Purchaser and the Executives;

6.6.8	deliver to Murray Metals Group Limited irrevocable and unconditional releases and discharges, in a form satisfactory to Murray Metals Group Limited, acting reasonably, of all Guarantor’s Group Companies from all liabilities or obligations pursuant to, or in connection with, bonds, guarantees, indemnities, securities or similar obligations granted in respect of the Group or its business, including those listed in part 3 of the ninth schedule;

6.6.9	deliver to the Sellers’ Solicitors a copy of the Escrow Account Instruction Letter signed by the Purchaser and the Purchaser’s Solicitors;

6.6.10	a bank mandate for the Escrow Account signed by the Purchaser’s Solicitors; and

6.6.11	written evidence of the structure of the Purchaser’s Group as at immediately prior to Completion

6.7	The Sellers undertake to pay to the Purchaser on Completion all amounts required to be paid by the Company to HM Revenue & Customs in respect of any employee or employer Pay As You Earn Taxation or national insurance liability in respect of the payments identified in clause 5.4.2 and the bonuses identified in clause 5.4.4.

6.8	The Sellers confirm that the Sellers’ Solicitors may receive (and give a good receipt for) the Cash Consideration and the Completion Dividend (and all documents expressed to be delivered to them at Completion) as agent for the Sellers and the Purchaser shall not be concerned with the basis upon which the Cash Consideration or the Completion Dividend (or such documents) shall be distributed among the various Sellers by the Sellers’ Solicitors. The Purchaser confirms that the Purchaser’s Solicitors may receive (and give a good receipt for) all documents expressed to be delivered to the Purchaser at Completion as agent for the Purchaser.

7	CAPACITY AND COMPLIANCE

7.1	The Guarantor warrants to the Purchaser that it has the requisite power and authority to enter into and perform this agreement and its obligations under this agreement will be valid and binding.

7.2	The Guarantor warrants to the Purchaser that entry into and performance by it of this agreement will not (i) violate or conflict with the provisions of its memorandum and articles of association or certificate of incorporation (ii) result in a breach of or default under any instrument by which it is bound (iii) result in a breach of any law or regulation applicable to it or (iv) result in a breach of any order, judgment or decree of any court or governmental agency to which it is subject.

7.3	Murray Metals Group Limited warrants to the Purchaser that it has the requisite power and authority to enter into and perform this agreement and the other agreements required to be executed by it pursuant to this agreement and its obligations under this agreement and those other agreements will be valid and binding.

7.4	Murray Metals Group Limited warrants to the Purchaser that entry into and performance by it of this agreement will not (i) violate or conflict with the provisions of its memorandum and articles of association or certificate of incorporation (ii) result in a breach of or default under any instrument by which it is bound (iii) result in a breach of any law or regulation applicable to it or (iv) result in a breach of any order, judgment or decree of any court or governmental agency to which it is subject.

7.5	The Purchaser warrants to the Sellers and the Guarantor that it has the requisite power and authority to enter into and perform this agreement and the other agreements required to be executed by it pursuant to this agreement and its obligations under this agreement and those other agreements will be valid and binding.

7.6	The Purchaser warrants to the Sellers and the Guarantor that entry into and performance by it of this agreement will not (i) violate or conflict with the provisions of its memorandum and articles of association or certificate of incorporation (ii) result in a breach of or default under any instrument by which it is bound (ii) result in a breach of any law or regulation applicable to it or (iv) result in a breach of any order, judgment or decree of any court or governmental agency to which it is subject.

7.7	Edgen warrants to the Sellers and the Guarantor that it has the requisite power and authority to enter into and perform this agreement and the other agreements required to be executed by it pursuant to this agreement and its obligations under this agreement and those other agreements will be valid and binding.

7.8	Edgen warrants to the Sellers and the Guarantor that entry into and performance by it of this agreement will not (i) violate or conflict with the provisions of its memorandum and articles of association or certificate of incorporation (ii) result in a breach of or default under any instrument by which it is bound (ii) result in a breach of any law or regulation applicable to it or (iv) result in a breach of any order, judgment or decree of any court or governmental agency to which it is subject.

8	WARRANTIES

8.1.1	The Sellers warrant to the Purchaser that, save as Fairly Disclosed, each of the Warranties (other than the Tax Warranties and the Pension Warranties) (to the extent that such Warranties apply in relation to Murray International Metals Limited and Murray International Metals Pte. Limited and their respective businesses) is now true and accurate and will be so true and accurate as at immediately prior to Completion with reference to the facts which shall then exist and the Sellers warrant to Edgen that, save as Fairly Disclosed, each of the Warranties (other than the Tax Warranties and the Pension Warranties) (to the extent that such Warranties relate to MIM Inc. or its business) is now true and accurate and will be so true and accurate as at immediately prior to Completion with reference to the facts which shall then exist. To the extent that any Warranty is given to Edgen it shall be deemed not to have been given to the Purchaser and to the extent that any Warranty is given to the Purchaser it shall be deemed not to have been given to Edgen.

8.1.2	Murray Metals Group Limited warrants to the Purchaser that, save as Fairly Disclosed, each of the Tax Warranties and Pension Warranties (to the extent that such Warranties apply in relation to Murray International Metals Limited and Murray International Metals Pte. Limited and their respective businesses) is now true and accurate and will be so true and accurate as at immediately prior to Completion with reference to the facts which shall then exist and MIM Inc. warrants to Edgen that, save as Fairly Disclosed, each of the Tax Warranties and Pension Warranties (to the extent that such Warranties apply in relation to MIM Inc. and its business) is now true and accurate and will be so true and accurate as at immediately prior to Completion with reference to the facts which shall then exist. To the extent that any Tax Warranty or Pension Warranty is given to Edgen it shall be deemed not to have been given to the Purchaser and to the extent that any Tax Warranty or Pension Warranty is given to the Purchaser it shall be deemed not to have been to Edgen.

8.2	Each party acknowledges that it does not rely on and has not been induced to enter into this agreement on the basis of any warranties, representations, covenants, undertakings, indemnities or other statements whatsoever, other than those set out in clause 7 and the Warranties and each party further acknowledges that the only documents which have been disclosed by the Sellers for the purposes of the Warranties (both as given at the date of this agreement and as repeated immediately prior to Completion in accordance with clause 8.1) are the Disclosure Documents and, in relation to the Warranties when they are repeated immediately prior to Completion in accordance with clause 8.1, the Completion Disclosure Documents.

8.3	Each of the Warranties, covenants, indemnities and undertakings set out in this agreement or the Tax Deed is separate and independent.

8.4	Each Warranty which is expressed to be given in relation to the Company (in which case it is a Warranty given to the Purchaser in accordance with clause 8.1.1) shall also be deemed to be given:

8.4.1	by the Sellers (under clause 8.1.1) and by Murray Metals Group Limited (under clause 8.1.2), to the Purchaser, in relation to Murray International Metals Pte Limited; and

8.4.2	by the Sellers (under clause 8.1.1) and by Murray Metals Group Limited (under clause 8.1.2), to Edgen, in relation to MIM Inc..

For the avoidance of doubt, it is acknowledged and agreed that references in this clause 8 to Warranties being given to the Purchaser and/or to Edgen shall not operate to prevent the Purchaser or Edgen from assigning or transferring the benefit of the same pursuant to clause 17.4.

8.5	The Sellers agree with the Purchaser for itself and as trustee for the Company and the Subsidiaries and each of their respective officers and employees in each case (other than any Seller) to irrevocably and unconditionally waive any rights, remedies or claims which they may have in respect of any misrepresentation in or omission from any information or advice supplied or given by the Company and the Subsidiaries or their respective officers, employees or agents in each case (other than any Seller) and on which they have relied in giving the Warranties, unless such misrepresentation or omission was made fraudulently or was deliberately misleading.

8.6	Neither the Purchaser nor Edgen shall be entitled to claim that any fact, matter or circumstance causes any of the Warranties (both as given at the date of this agreement and as repeated immediately prior to Completion in accordance with clause 8.1) to be breached if and to the extent that it has been Fairly Disclosed in the Disclosure Documents and, in relation to the Warranties when they are repeated immediately prior to Completion, in the Completion Disclosure Documents.

8.7	No liability shall attach to any Seller in respect of claims under the Warranties if and to the extent that the limitations set out in the seventh schedule shall apply and in the event of any inconsistency between the provisions of the seventh schedule and any other provisions of this agreement the provisions of the seventh schedule shall prevail.

8.8	If after signing of this agreement but prior to Completion, any of the Sellers becomes aware of any event which would or would be reasonably likely (in the Sellers’ opinion acting reasonably) to comprise a material breach of the Warranties if they were repeated at the time such Seller became aware of such breach, that Seller undertakes to disclose in writing such event to the Purchaser as soon as practicable after becoming aware of such event. For the purposes of this clause 8.8 “material” means any event, matter or circumstance which would, or would be reasonably likely to, result in a claim for any such breach of the Warranties which is equal to or greater than £1,000,000. In the event that the Purchaser becomes aware of any such material breach, the Purchaser shall have the option, by written notice given by it or the Purchaser’s Solicitors to the Sellers or to the Sellers’ Solicitors, to rescind this agreement.

8.9	No later than two business days prior to Completion, being a date which falls after the date on which the Purchaser has confirmed in writing to the Sellers that it has secured funding commitments which are conditional only upon the conditions contained in the applicable underwriting documentation, the Sellers shall, in the event that they wish to disclose matters not contained in the Disclosure Documents, deliver to the Purchaser the Completion Disclosure Documents. Such Completion Disclosure Documents shall contain details of all material breaches notified to the Purchaser pursuant to clause 8.8 together with details of any other event, matter or circumstance of which the Sellers (or any of them) are aware which would, or would be reasonably likely to, result in a claim for any breach of the Warranties if they were repeated at the time the Completion Disclosure Documents are delivered. The Sellers undertake to the Purchaser not to include within the Completion Disclosure Documents details of any event which has occurred prior to the date of this agreement (save that, if a Warranty is given subject to an awareness qualification, the Completion Disclosure Documents may include matters or events of which the Sellers become aware after the date of this agreement). Following receipt of the Completion Disclosure Documents, if any, and, to the extent relevant, any subsequent additions to the same (such additions being deemed to form part of the Completion Disclosure Documents) the Sellers (acting reasonably at all times and recognising at all times that the Purchaser must have sufficient time in order to review and consider such additional documents and to assess how such documents impact upon its right to rescind this agreement) may make prior to Completion, the Purchaser shall have the option, by written notice given by it or the Purchaser’s Solicitors to the Sellers or to the Sellers’ Solicitors, to rescind this agreement (provided always, for the avoidance of doubt, that if the Sellers do not deliver any Completion Disclosure Documents to the Purchaser, the Purchaser shall not be entitled to rescind this agreement pursuant to this clause 8.9 (but without prejudice to the Purchaser’s rights under clauses 5.3 and 8.8).

8.10	Where the Purchaser or Edgen or any of their respective Affiliates becomes aware prior to Completion of any event which is, or is reasonably likely to, comprise a breach of the Warranties when they are repeated immediately prior to Completion in accordance with clause 8.1, and the Purchaser nevertheless elects to proceed to Completion, neither the Purchaser nor Edgen shall have any rights, remedies or claims whatsoever against any Seller whether under this agreement or otherwise in relation to such breach of Warranty to the extent that such event is Fairly Disclosed in the Completion Disclosure Documents. In the event that the Purchaser elects to rescind this agreement in accordance with clause 8.8 or 8.9, none of the parties hereto shall have any obligations or liabilities under this agreement and all parties hereby waive all rights, claims and remedies of any nature against any other party under or in connection with this agreement. Clause 9 is subject to this clause 8.10.

9	BREACH OF WARRANTY

9.1	To the extent that any Warranty is given to Edgen and there is a breach of that Warranty, the Sellers undertake to pay to Edgen (so far as possible by way of repayment of the MIM Inc. Sale Consideration) an amount equal to the aggregate of:

9.1.1	the amount by which the value of the asset or contract of MIM Inc. in respect of which there shall be a breach of the relevant Warranty (and without taking into account the value of any other assets or contracts or the amount of any liability within the Group) is less than it would have been had the relevant Warranty, to the extent given to Edgen, not been breached; and

9.1.2	the amount by which the amount of the liability of MIM Inc. in respect of which there shall be a breach of the relevant Warranty (and without taking into account the value of any assets or contracts or the amount of any other liabilities within the Group) is greater than it would have been had the relevant Warranty, to the extent given to Edgen, not been breached; and

9.1.3	all direct costs, if any, incurred by Edgen or any member of the Purchaser Group as appropriate in recovering the amounts payable by the Sellers under clauses 9.1.1 and 9.2.2 (but not, for the avoidance of any doubt, any costs to the extent incurred in any unsuccessful proceedings against any of the Sellers).

9.2	To the extent that any Warranty is given to the Purchaser and there is a breach of that Warranty, the Sellers agree to pay to the Purchaser (so far as possible by way of repayment of the Consideration) an amount equal to the aggregate of:

9.2.1	the amount by which the value of the asset or contract of the Company or Murray International Metals Pte Limited in respect of which there shall be a breach of the relevant Warranty (and without taking into account the value of any other assets or contracts or the amount of any liability within the Group) is less than it would have been had the relevant Warranty, to the extent given to the Purchaser, not been breached; and

9.2.2	the amount by which the amount of any liability of the Company or Murray International Metals Pte Ltd in respect of which there shall be a breach of the relevant Warranty (and without taking into account the value of any assets or contracts or the amount of any other liabilities within the Group) is greater than it would have been had the relevant Warranty, to the extent given to the Purchaser, not been breached; and

9.2.3	all direct costs, if any, incurred by the Purchaser or any member of the Purchaser Group as appropriate in recovering the amounts payable by the Sellers under clauses 9.2.1 and 9.2.2 (but not, for the avoidance of any doubt, any costs to the extent incurred in any unsuccessful proceedings against any of the Sellers).

9.3

For the avoidance of doubt, to the extent payment is made to Edgen in respect of any particular matter, fact or circumstance comprising a breach of Warranty under clause 9.1, no payment shall be made to the Purchaser in respect of such breach of Warranty, and to the extent that any payment is made to the Purchaser in respect of any particular matter, fact or circumstance comprising a breach of Warranty under clause 9.2, no payment shall be made to Edgen in respect of such breach of Warranty.

9.4	Subject to clause 9.5, amounts payable under clauses 9.1 and 9.2 will be calculated without reference to the rules of general law relating to claims for damages for breach of Warranty and the Purchaser and Edgen shall have no claim for damages or any other remedy in respect of any breach of Warranty except a claim, where applicable, for payment under clause 9.1 or 9.2.

9.5	In relation to any claim under this agreement (including claims under clauses 9.1 and 9.2), the Purchaser and Edgen shall be required to mitigate their loss wherever the general law would require it if such claim were a claim for damages for breach of Warranty made in accordance with rules of general law.

9.6	Subject to the provisions of clause 9.4, nothing in this clause 9 shall operate to prejudice or limit any defences to any claim for breach of Warranty which might be available to any Seller at general law or otherwise, notwithstanding that claims under this clause 9 might not be claims for breach of Warranty but rather claims for contractual payments.

10	GUARANTEE

10.1	In consideration of the Purchaser and Edgen entering into this agreement with the Sellers the Guarantor hereby unconditionally and irrevocably guarantees as a continuing obligation the due and punctual performance of the obligations of Murray Metals Group Limited to the Purchaser and Edgen arising under this agreement.

10.2	The Guarantor’s guarantee in clause 10.1 (“Guarantee”) shall constitute an agreement to pay on demand to the Purchaser or Edgen any sum or sums which Murray Metals Group Limited may become liable to pay or perform on demand any obligations of Murray Metals Group Limited arising under this agreement without the need for any prior claim or recourse on the part of the Purchaser and Edgen against Murray Metals Group Limited in each case as if the Guarantor rather than Murray Metals Group Limited were expressed to be the principal obligor of the relevant obligation.

10.3	The Guarantor’s obligation under clauses 10.1 and 10.2 shall be unaffected by any time or indulgence granted to Murray Metals Group Limited by the Purchaser and Edgen or any variation act omission deed or matter of whatever description whereby the Guarantor as surety only would or might have been released.

10.4	The Guarantor’s obligation under clauses 10.1 and 10.2 shall be unaffected by any legal limitation or disability or other like circumstances (including for the avoidance of doubt any winding up or cessation of trade) relating to Murray Metals Group Limited or any irregularity, unenforceability or invalidity of any obligations of Murray Metals Group Limited under this agreement.

10.5	The Guarantee shall be a continuing guarantee and shall remain in force until all of Murray Metals Group Limited’s obligations under this agreement have been performed.

10.6	For the avoidance of doubt, the liability of the Guarantor under clauses 10.1 to 10.5 shall not exceed the liability of Murray Metals Group Limited as principal obligor in respect of the obligations guaranteed by the Guarantor hereunder.

10.7	As a separate, additional, continuing and primary obligation, the Guarantor, in consideration of the Purchaser or Edgen entering into this agreement, undertakes to the Purchaser or Edgen to indemnify the Purchaser or Edgen on demand against any legal or other costs and expenses incurred by the Purchaser or Edgen in enforcing the Guarantee against the Guarantor in circumstances where Murray Metals Group Limited is in default of its primary obligations set out in this agreement (including, without limitation, by reason of the obligations of Murray Metals Group Limited being or becoming void, unenforceable or otherwise invalid under any applicable law).

11	UNDERTAKINGS

By the Sellers

11.1	Each of the Sellers undertakes to the Purchaser that as soon as possible following Completion he/it will procure:-

11.1.1	the execution of any document which the Purchaser may reasonably require them to have executed so as to vest effectively the beneficial and legal ownership of his/its Shares in the Purchaser or as it may direct free from all liens, charges, encumbrances and adverse claims and otherwise to give effect to the terms of this agreement; and

11.1.2	save as set out in, or referred to in, the Transitional Services Agreement and the Transitional Leases the assignment to or novation with the Company and the Subsidiaries at no cost to them of all leasing or similar agreements relating to assets used in the business of the Company and the Subsidiaries and which are owned by any member of the Guarantor’s Group and/or any Associate at Completion.

11.2

Each Seller undertakes with the Purchaser that, if and for so long as he/it remains the registered holder of any of the Shares after Completion, he/it will hold those Shares and the dividends (other than the Completion Dividend payable to Murray Metals Group Limited, William Hamilton and Patrick Boyle) and other distributions of profits or surplus or other assets in respect of such Shares and all rights arising out of or in connection with them in trust for the Purchaser and will at all times after Completion deal with and dispose of such Shares, dividends (other than the Completion Dividend payable to Murray Metals Group Limited, William Hamilton and Patrick Boyle), distributions and rights as the Purchaser shall direct and (if so requested by the Purchaser) execute all instruments of proxy or other documents which may be necessary or proper to enable the Purchaser to attend and vote at any meeting of the Company.

11.3	To the extent that any of the liabilities or obligations of the Company which are referred to in clause 6.3.8 shall not be released by or at Completion, the Sellers shall use their best endeavours to procure that such releases are given as soon as possible after Completion and pending such releases being given the Sellers shall indemnify the Company and the Subsidiaries against all actions, claims, losses, damages and expenses incurred by them in respect of or suffered by it in respect of such liabilities or obligations.

11.4	The Sellers shall use their reasonable endeavours to procure the release of the guarantees given by the Company in respect of certain obligations of members of the Apollo Metals Group (“Apollo Guarantees”). The Company has the benefit of a counter-indemnity from BOS in respect of each of the Apollo Guarantees. To the extent that the Company has any liability under an Apollo Guarantee the Company shall first claim in respect of that liability for indemnification under the related counter-indemnity from BOS. Where BOS fails to pay that claim on demand under such counter-indemnity and the Company continues to have an outstanding liability to a third party under the relevant Apollo Guarantee, Murray Metals Group Limited shall indemnify the Company to the extent of such outstanding liability and shall pay the amount of such outstanding liability on demand by the Company.

11.5	The obligations of each of the Sellers under clauses 11.1.1 and 11.2 shall be separate obligations and no Seller shall be liable together with any other Seller in respect of the same obligation under clauses 11.1.1 and 11.2. For the avoidance of doubt the obligations of the Sellers under clauses 11.1.2 and 11.3 shall be joint and several

11.6	In the event that Murray Metals Group Limited elects prior to Completion to subscribe preference shares in the capital of the Company as contemplated by clause 5.4.10, Murray Metals Group Limited undertakes to sell to the Purchaser at Completion all such shares with full title guarantee free from all liens, charges, encumbrances and adverse claims (and whether or not Murray Metals Group Limited knows or could reasonably be expected to know about such matters) together with all rights attaching to them at Completion including all dividends declared or payable or distributions made or proposed on or after Completion. The sale and purchase of such shares shall complete simultaneously with the sale and purchase of the Shares under this agreement and at Completion Murray Metals Group Limited shall deliver to the Purchaser a duly executed stock transfer form in respect of such shares together with a certificate of title to such shares or an indemnity for a lost certificate in the Agreed Form.

11.7	Murray Metals Group Limited warrants to the Purchaser that no Carnegie Systems Management Limited (“CSM”) employees are, and undertakes to the Purchaser that no such CSM employees will during the term of the systems management services agreement between CSM and the Company dated 4 February 2005 be, wholly or mainly engaged for all working hours in the provision of services only to the Company.

By the Purchaser/Edgen

11.8	To the extent that any of the liabilities or obligations of the Guarantor’s Group companies which are referred to in clause 6.6.8 shall not be released by or at Completion the Purchaser shall use its best endeavours to procure that such releases are given as soon as possible after Completion and pending such releases being given the Purchaser shall indemnify the Sellers, the Guarantor and each member of the Guarantor’s Group against all actions, claims, losses, damages and expenses incurred by them in respect of or suffered by it in respect of such liabilities or obligations.

11.9	The Purchaser undertakes to each Seller that as soon as possible following Completion it will procure the execution of any document which that Seller may reasonably require to give effect to the terms of this agreement.

11.10	The Purchaser undertakes to purchase the shares to be sold by Murray Metals Group Limited under clause 11.6 at Completion for the cash consideration of £1.00, to be paid in cash at Completion.

11.11	Edgen undertakes to Murray Metals Group Limited to procure the repayment by MIM Inc. of the US$5,000,000 loan made by Murray Metals Group Limited to MIM Inc pursuant to clause 5.4.11.

11.12	The Purchaser undertakes to the Guarantor to use its reasonable endeavours to obtain the release with effect from Completion of certain guarantees given by the Guarantor of obligations owed by Group Companies to HSBC and Standard Chartered Bank by procuring that BOS provides replacement guarantees with effect from Completion. Without prejudice to the Purchaser’s obligations and the Sellers’ rights under clause 6.6.8, in the event that the Purchaser is unable to procure the release of such guarantees at or with effect from Completion, the Guarantor agrees to continue to provide such guarantees to HSBC and Standard Chartered Bank provided that the Purchaser has procured that BOS grants a back to back guarantee in favour of the Guarantor holding the Guarantor entirely harmless from any costs, losses or claims under the guarantees for which the Guarantor remains liable

11.13	Subject to the provisions of any applicable confidentiality undertakings, the Purchaser undertakes to keep the Sellers informed of material developments concerning the funding arrangements referred to at clause 8.9 (and, in particular, the Purchaser shall keep the Sellers informed as to any changes in the anticipated completion date of 16 December 2005).

12	INTRA-GROUP BALANCES

12.1	Murray Metals Group Limited undertakes to the Purchaser that all Intra-Group Steel Payables and Intra-Group Steel Receivables relate to arrangements entered into on arms’ length terms. The parties acknowledge that all Intra-Group Steel Payables and Intra-Group Steel Receivables shall be paid in accordance with the arrangements pursuant to which they are outstanding agreed between the relevant Guarantor’s Group Company and the relevant Group Company.

12.2	The Purchaser undertakes to procure that any Intra-Group Non-Steel Payables are discharged within 30 days after Completion and Murray Metals Group Limited undertakes to procure that any Intra-Group Non-Steel Receivables are discharged within 30 days after Completion, in each case in accordance with clause 12.3.

12.3	Murray Metals Group Limited (as agent for the members of the Guarantor’s Group) and the Purchaser (as agent for the members of the Group) shall settle the outstanding Intra-Group Non-Steel Payables and Intra-Group Non-Steel Receivables by netting such amounts against each other to produce a net sum (the “net sum”) and Murray Metals Group Limited (if the outstanding Intra-Group Non-Steel Receivables are greater than the outstanding Intra-Group Non-Steel Payables) or the Purchaser (if the outstanding Intra-Group Non-Steel Payables are greater than the outstanding Intra-Group Non-Steel Receivables) shall pay the net sum to the Purchaser (in the case of a payment by Murray Metals Group Limited) or to Murray Metals Group Limited (in the case of a payment by the Purchaser). All payments to be made under this clause shall be made in immediately available funds in pounds sterling without set-off, restriction or condition and without any deduction or withholding (save only as may be required by law) by telegraphic transfer to the account of the payee notified by the payee to the payer in advance of the payment.

12.4	Murray Metals Group Limited undertakes to the Purchaser that the net sum referred to in clause 12.3 will not be greater than £75,000 and in the event that the net sum referred to in clause 12.3 results in an amount payable by the Purchaser which is greater than £75,000, the Purchaser shall only be liable to pay £75,000 to Murray Metals Group Limited and the balance of any such net sum will, to the extent not waived by the relevant Guarantor’s Group Company, be paid in cash by Murray Metals Group Limited to the Purchaser on behalf of the applicable member or members of the Group.

12.5	Murray Metals Group Limited and the Purchaser acknowledge that any Intra-Group Tax Balances to the extent outstanding at Completion, will be netted off so that payables to HM Revenue & Customs are netted against related receivables from the Guarantor’s Group. Therefore the net position of the Group in relation to Intra-Group Tax Balances will be zero and no payments will be made to or from the Guarantor’s Group in respect of such balances. The liability of the parties in relation to Taxation shall be determined according to the provisions of the Tax Deed.

13	INDEMNITIES

13.1	Murray Metals Group Limited shall indemnify the Company, the Purchaser and Edgen and hold the Company, the Purchaser and Edgen and its/their directors, officers and other Affiliates harmless (save as contemplated in paragraph 4 of the seventh schedule, without deduction, set-off or counterclaim) against any liability, loss, damage, claim or action, proceeding, cost, fine, penalty or expense (“Loss”) arising in respect of the following matters:

13.1.1	any “MIH Pension Plan Liability”, being any liability, howsoever arising, whether past, present, future or contingent, incurred by the Company through its involvement with the MIH Pension Plan including, without limitation (and without affecting the generality of the foregoing), any amount which is now or which might or will at some future date be treated as:

(a)	a debt of the Company in the event that such a debt falls due from the Company notwithstanding the provisions of the Deed of Cessation and Agreement and Letter of Discharge (as more particularly described and included in agreed form as Appendix 2 to the sixth schedule hereof) for the purpose of section 75 of the Pensions Act 1995 as a result of that section applying to the MIH Pension Plan or in connection with any other applicable legislation coming into force after the date of this agreement and whether amended, consolidated or re-enacted or on any other basis and whether before or after the date of this agreement; or

(b)	any liabilities or obligations of the Company which it has incurred or which have arisen by virtue of the Company being, at any time, the principal employer of the MIH Pension Plan.

For the purposes of this paragraph all references to section 75 of the Pensions Act 1995 include reference to:

(i)	section 75A of the Pensions Act 1995;

(ii)	the Occupational Pension Schemes (Employer Debt) Regulations 2005 as amended by the Occupational Pension Schemes (Employer Debt etc.) (Amendment) Regulations 2005;

13.1.2	any “Regulator Determination”, being any liability imposed by the Pensions Regulator on the Company under a contribution notice issued under section 38 of the Pensions Act 2004 or a financial support direction issued under section 43 of the Pensions Act 2004, in relation to the MIH Pension Plan;

13.1.3	any “Discrimination Claim”, being any claim brought against any member of the Purchaser’s Group by, or on behalf of any current or former director or employee of the Company relating to the exclusion from, or limitation of benefits under, the MIH Pension Plan on grounds of indirect or direct sex discrimination (including, without limitation, discrimination in benefits derived from transfers to the MIH Pension Plan and discrimination against employees who, at any time prior to Completion, were in part-time employment) but it:-

(a)	shall not include any claim arising because of any inequality which is a consequence of the MIH Pension Plan being contracted-out; and

(b)	applies only to the extent that the claim relates to a period of service before the Completion Date; or

13.2	The Sellers shall indemnify the Group, the Purchaser and Edgen and hold the Company, the Purchaser and Edgen and its/their directors, officers and other

Affiliates harmless (save as contemplated in paragraph 4 of the seventh schedule, without deduction, set-off or counterclaim) against any Loss arising in respect of the following matters:

13.2.1	any fines or penalties lawfully imposed in respect of any breaches prior to Completion by the Group or its officers, agents or employees of Environmental Law and all costs and expenses reasonably incurred in connection with such proceedings (whether the fines or penalties to which those proceedings relate are lawful or unlawful);

13.2.2	any liability under Environmental Law to third parties resulting from Environmental Contamination existing prior to or at Completion, or resulting from the transportation, treatment, storage, or disposal of any waste by or on behalf of the Group at or to any real property prior to or at Completion;

13.2.3	all costs of remedial and clean-up action to the Agreed Standard incurred or suffered by the Purchaser or the Group, in order to meet the requirements of any competent authority or a court of competent jurisdiction to the extent that they relate to any Environmental Contamination existing prior to or at Completion at any Property whether carried out by or on behalf of the Purchaser or the competent authority and it is agreed that the expression “remedial and clean-up action” shall include but not be limited to reasonable and proper investigation or monitoring of the Environmental Contamination giving rise to the liability, removal of defective plant or structures contributing to Environmental Contamination and appropriate treatment or disposal of contaminated material, whether by destruction, removal, containment or otherwise, in each case to the extent agreed or determined pursuant to clause 13.7 below;

13.2.4	all costs of remedial and clean up action arising in consequence of clause 13.2.2 necessary to meet the Agreed Standard;

13.2.5	where it is reasonably likely that (i) remedial and clean up action by the Group, the Purchaser or Edgen will be required under Environmental Law by any competent authority or court of competent jurisdiction or (ii) material liability of the Group, the Purchaser or Edgen to a third party under Environmental Law will result, in each case as a result of risks presented by any Property to human health or safety, property, air quality, surface or underground water or soil by reason of Environmental Contamination existing prior to or at Completion, the cost of reasonable measures taken in respect of any Property to prevent or mitigate that likelihood, but only to the extent those measures are required to meet the Agreed Standard;

13.2.6	under Environmental Law in respect of Environmental Contamination existing prior to or at Completion at the Transferred Newbridge Premises but only to the extent that the relevant loss is not first paid by Charlotte Ventures (Newbridge) Limited to the Company under the terms of the Transferred Newbridge Premises Indemnity when the same falls due to be paid;

13.2.7	the dissolution of Murray International Metals (M) SDN. BHD;

13.2.8	any breach of the Warranties set out in paragraphs 1.1 to 1.3 (inclusive) of the fourth schedule; and

13.2.9	the transfer of the Transferred Newbridge Premises pursuant to clause 5.4.9.

13.3	No claim shall be made against the Sellers under clauses 13.2.1 to 13.2.5 inclusive unless the liability for all claims under those clauses exceeds £150,000 (excluding interest and all costs, fees, charges and expenses) in which event all of such claim or claims (and not merely the excess) shall be recoverable.

13.4	No Seller shall be liable under clauses 13.2.1 to 13.2.5 inclusive to the extent that any Loss or part thereof results from or would not have occurred but for, or is increased by any act, omission or transaction after the Completion Date of any Group Company, the Purchaser or Edgen or its directors, officers or other Affiliates which is reckless, negligent or outwith the ordinary course of trading but for the avoidance of doubt “outwith the ordinary course of trading” shall not be construed to include any development at a Property consistent with the business of the relevant Group Company as at the Completion Date.

13.5	In any case where the Company, including any company that is associated with the Company from time to time that employs an Executive is obliged to account for employee taxation (being any charge to United Kingdom income tax or National insurance which is the liability of such Executive and/or is obliged to account for Class 1 National Insurance contributions (together “Employment Taxation” ) as a result of, or in respect of:

13.5.1	the subscription for or acquisition of Consideration Shares (or units pursuant to the Roll Up Agreement)

13.5.2	the entering into of the elections referred to in clause 6.3.21; or

13.5.3	any action, event or thing done following the subscription for or acquisition of Consideration Shares (or units pursuant to the Roll Up Agreement) giving rise to liability within Chapters 2, 3A, 3B, 3C and 4 of Part 7 ITEPA;

the Company may recover the Employee Taxation from the Executive in question in such manner as the Company shall think fit and each such Executive agrees that the Company may recover the Employee Taxation via deductions from salary or other employment income for the relevant period or subsequent periods and to the extent that such deductions are insufficient to cover the Employee Taxation, the relevant Executive shall pay to the Company the balance promptly on demand.

13.6

No liability shall attach to any Seller in respect of claims under the Indemnities if and to the extent that the limitations set out in paragraphs 1.7, 1.8, 1.9, 3 or 4 of the seventh schedule shall apply save it is acknowledged that, in respect of the Indemnities set out in clauses 13.2.3 to 13.2.5 the duty to mitigate or avoid loss imposed by paragraph 1.7 of the seventh schedule will be deemed to have been fulfilled (i) in respect of remedial and clean up action agreed or determined pursuant to clause 13.7 and (ii) where the relevant party or parties having the benefit of the relevant Indemnity has/have acted in accordance with clause 13.7.

13.7	Assessment of Agreed Standard of remedial and clean up action or measures and reasonable likelihood under clause 13.2.5

13.7.1	Where a Group Company, the Purchaser or Edgen or any of its directors, officers or other Affiliates is assessing any remedial and clean up action or measures that may fall within clauses 13.2.3 to 13.2.5 inclusive, and prior to the carrying out of any such remedial and clean up actions (save to the extent actions or measures require to be taken to mitigate or avoid loss more quickly than the procedure under this clause 13.7 allows, in which case the Company (acting throughout clause 13.7 for and with the authority and agreement of the Purchaser, the Subsidiaries, Edgen and its or their directors, officers and other Affiliates) shall obtain the written approval of Murray Metals Group Limited (acting throughout clause 13.7 for and with the authority and agreement of all the Sellers) before taking any such actions or measures), the Company shall instruct a reputable environmental consultant, experienced in advising on the matters to be referred for determination (the “Environmental Consultant”), to undertake a Phase 1 Environmental Audit which shall include recommendations for actions or works required to achieve the Agreed Standard and any further investigations which in the opinion of the Environmental Consultant are necessary to ascertain actions or works required to achieve the Agreed Standard.

13.7.2	The Company shall as soon as reasonably practicable provide a copy of the Environmental Consultant’s report of the Phase 1 Environmental Audit to Murray Metals Group Limited. Subject to clause 13.7.5 the scope of any Phase 2 Investigations shall be as agreed between the Company and Murray Metals Group Limited as reasonably required to ascertain actions or works required to achieve the Agreed Standard.

13.7.3	The Company shall instruct the Environmental Consultant to include in its report following the completion of any Phase 2 Investigations recommendations for any works or actions which in the opinion of the Environmental Consultant are necessary to achieve the Agreed Standard.

13.7.4	The Company shall provide as soon as reasonably practicable a copy of the Environmental Consultant’s report of the Phase 2 Investigations to Murray Metals Group Limited. Subject to clause 13.7.5, the scope of works to be done as a result of the Phase 2 Investigations shall be as agreed between Murray Metals Group Limited and the Company as reasonably required to achieve the Agreed Standard.

13.7.5

Where the Company and Murray Metals Group Limited are required to reach agreement under clauses 13.7.2 or 13.7.4, such agreement shall be reached within four weeks of the provision of a copy of the report of the Phase 1 Audit or the Phase 2 Investigations as the case may be. Failure to reach agreement within such period shall entitle either party to refer the matter to the Independent Environmental Consultant with simultaneous notice to the other party and the party referring the matter shall instruct the Independent

Environmental Consultant to determine the matter as soon as reasonably practicable. The decision of the Independent Environmental Consultant shall be final (save in the case of manifest unreasonableness). The costs of the Independent Environmental Consultant shall be borne equally by Murray Metals Group Limited and the Company. All written and verbal communication with the Independent Environmental Consultant shall include both parties.

13.7.6	Prior to the appointment of an Environmental Contractor to carry out the works or actions as agreed or determined, the Company shall supply the Remediation Works Cost Estimate to Murray Metals Group Limited. Subject to clause 13.7.7, the final costs contained within the Remediation Works Cost Estimate shall be as agreed between Murray Metals Group Limited and the Company as reasonably required to achieve the Agreed Standard.

13.7.7	If the Company and Murray Metals Group Limited cannot agree on the Remediation Works Cost Estimate within four weeks of its provision to Murray Metals Group Limited, either party may refer the matter to the Independent Quantity Surveyor who shall determine the appropriate Remediation Works Cost Estimate, with simultaneous notice to the other party and the party referring the matter shall instruct the Independent Quantity Surveyor to determine the matter as soon as reasonably practicable. The decision of the Independent Quantity Surveyor shall be final (save in the case of manifest unreasonableness). The costs of the Independent Quantity Surveyor shall be borne equally by Murray Metals Group Limited and the Company. All written and verbal communication with the Independent Quantity Surveyor shall include both parties.

13.7.8	The Company shall invite the Environmental Contractor to carry out the works in accordance with the Remediation Works Cost Estimate as so determined. If the Environmental Contractor declines to do so, the Company shall identify and appoint another Environmental Contractor to do so.

13.7.9	The Company shall not agree to any variation in the Remediation Works Cost Estimate or the works agreed or determined under clause 13.7.5 without the agreement of Murray Metals Group Limited. If the Company and Murray Metals Group Limited cannot agree on changes to the Remediation Works Cost Estimate or the works agreed or determined under clause 13.7.5 within four weeks of the request for variation, the provisions of clauses 13.7.7 or 13.7.5 shall apply as appropriate.

13.7.10	In the event of any dispute between Murray Metals Group Limited and the Company as to whether there is a reasonable likelihood of remedial and clean up action or material liability to a third party as set out in clause 13.2.5, either party may refer the matter to the Independent Environmental Consultant with simultaneous notice to the other party and the party referring the matter shall instruct the Independent Environmental Consultant to determine the matter as soon as reasonably practicable. The decision of the Independent Environmental Consultant shall be final (save in the case of manifest unreasonableness). The costs of the Independent Environmental Consultant shall be borne equally by Murray Metals Group Limited and the Company.

All written and verbal communication with the Independent Environmental Consultant shall include both parties.

13.8	No claim shall be made against the Sellers under clause 13.2.1 to 13.2.5 inclusive unless Murray Metals Group Limited (acting for and with the authority and agreement of all the Sellers) shall have been given written notice of that claim by or on behalf of the relevant Group Company, the Purchaser or Edgen prior to 31 January 2012 and in each case the relevant Group Company, Purchaser or Edgen shall have commenced legal proceedings in relation to that claim within twelve months after the service of written notice to Murray Metals Group Limited (acting for and with the authority and agreement of all the Sellers).

13.9	No disclosure of information re Environmental Contamination

13.9.1	No Seller shall be liable for any claim under clauses 13.2.1 to 13.2.5 inclusive to the extent, but only to the extent, that any such claim arises as a result of or would not have occurred but for, or is increased by, the disclosure of information (or the authorisation of such disclosure) concerning Environmental Contamination by any of the Purchaser, Edgen, their Affiliates or Associates or any of their respective directors, other officers, employees, contractors or agents or (after Completion) any Group Company, any of its Subsidiaries or any of its or their respective directors, other officers, other Affiliates, employees, contractors or agents to any competent authority or to any third parties in circumstances where the information was provided otherwise than (a) pursuant to an obligation at law; or (b) with the prior written consent of Murray Metals Group Limited (acting for and with the authority and agreement of all the Sellers), not to be unreasonably withheld.

13.9.2	The terms of clause 13.9.1 shall not apply in respect of the disclosure of information (or the authorisation of such disclosure) concerning Environmental Contamination by any of the Purchaser, Edgen, their Affiliates or Associates or any of their respective directors, other officers, employees, contractors or agents or (after Completion) any Group Company or any of its or their respective directors, other officers, other Affiliates, employees, contractors or agents to:

13.9.2.1	the Environmental Consultant, the Environmental Contractor or a party carrying out geotechnical, environmental or structural surveys of the Property on behalf of the Purchaser, Edgen, their Affiliates or Associates or any of their respective directors, other officers, employees or agents or (after Completion) any Group Company (together, the “Recipients”) in connection with any development at the Property consistent with the business of the relevant Group Company as at the Completion Date, provided that no Recipient discloses the information disclosed to them otherwise than (a) pursuant to an obligation at law; or (b) with the prior written consent of Murray Metals Group Limited (acting for and with the authority and agreement of all the Sellers), not to be unreasonably withheld; and

13.9.2.2	the Independent Environmental Consultant or the Independent Quantity Surveyor, provided that the terms of the appointment of each of those parties shall state that information relating to Environmental Contamination may not be disclosed (or authorised to be disclosed) otherwise than (a) pursuant to an obligation at law; or (b) with the prior written consent of Murray Metals Group Limited (acting for and with the authority and agreement of all the Sellers), not to be unreasonably withheld.

13.10	Each Seller shall indemnify the Company, the Purchaser and Edgen and hold the Company, the Purchaser and Edgen and its/their directors, officers and other Affiliates harmless (save as contemplated in paragraph 4 of the seventh schedule, without deduction, set-off or counterclaim) against any Loss arising in respect of any breach of clause 3.2 by that Seller. The obligations of each of the Sellers under this clause 13.10 shall be separate obligations and no Seller shall be liable together with any other Seller in respect of the same obligation under this clause 13.10.

14	POST COMPLETION RESTRICTIONS

14.1	In this clause:-

“MIM Business” means the business of:

(i)	distributing and selling prime industrial steel pipe (including large outside diameter (“OD”), heavy wall, x-grade, DSAW, seamless, ERW, continuous weld and abrasive resistant, alloy, stainless steel, and other nickel alloy and hastelloy grades, including all chrome grades);

(ii)	distributing and selling prime industrial steel fittings and components, including welded fittings and flanges (high yield, stainless, exotic, carbon, chrome and low temperature) and forged steel fittings (all grades);

(iii)	distributing and selling prime steel high yield (as defined below) plate and sections to the oil and gas industry, the offshore fabrication market, the onshore fabrication industry relative to the offshore market, the general fabrication (offshore and general) market, the shipbuilding industry, the renewable energy market, the yellow goods manufacturing industry, the civil fabrication and construction industry, the structural fabrication and general construction industries and the pressure vessel fabrication industry;

(iv)	providing added value services to such pipe and steel products, including flame cutting by subcontractors, sawing, welding, sandblasting, priming and end finishing or any part thereof;

(v)	distributing and selling prime mild steel plate and sections to the Company’s existing customer base as ancillary to any supply of high yield plates or sections to such customers;

(vi)	distributing and selling of clad steel plate;

(vii)	distributing and selling prime mild steel floor plate;

(viii)	distributing and selling steel wire and rope;

(ix)	stockholding, distributing and selling surplus prime and non-prime steel tubulars (excluding hollow sections); and

(x)	selling specific surplus and scrap parcels as developed from the Company’s own stockholding;

in each case as carried out at the date of this agreement by the Company and the Subsidiaries;

For the purposes of this agreement “high yield” shall mean material with a yield strength of 50 ksi minimum notwithstanding any product thickness variation and shall be impact tested at minus 20 degrees centigrade or lower.

“MMG Business” means the business of:-

(a)	aluminium and stainless steel plate and extrusion stockholding and distribution;

(b)	the supply and processing of high quality alloy, carbon and stainless steel bar products and forgings;

(c)	steel plate flame cutting and profiling;

(d)	the stockholding and supply of prime, surplus prime and non-prime plate and sections (including hollow sections) to its existing customers;

(e)	the stockholding and supply of round, flat, square and angle, universal steel beams and columns, steel plate, sheets and hollow sections general steels and the provision of value added services to such products including sawing to length, shotblasting and primer painting, plate flame cutting and profiling and guillotining;

(f)	the supply, processing, grading, recycling and disposal of complex alloys and other valuable metals including nickel alloys, complex nickel alloys, stainless steels, cobalt alloys, tungsten alloys, nickel copper, copper nickel alloys, alloy irons, nickel iron alloys, magnet alloys, cobalt iron alloys, high speed steels, tool steels, titanium alloys (both Western and Russian Grades);

(g)	stockholding, supply and processing of high value metals, composites and other specialist materials including aluminium, titanium and specialist steels including the provision of material and component supply chain management services and machining and sub-assembly services in connection with the same;

in each case as carried out at the date of this agreement by MMG and its subsidiaries;

“directly or indirectly” means (without prejudice to the generality of the expression) either alone or jointly or in partnership with any other person, firm or company or (except as the holder for investment purposes only of securities in any company not exceeding 3 per cent. in nominal value of the securities of that class in issue or shares) as the holder of any interest in or as an agent or representative of, or consultant to, any other person, firm or company; and

“Restriction Period” means the period of 3 years from Completion.

14.2	Murray Metals Group Limited and the Guarantor (for itself and for the Guarantor’s Group) undertakes to the Purchaser (for itself and for the benefit of the Company and the Subsidiaries) that it will not (other than for and on behalf of the Group) without the prior written consent of the Purchaser directly or indirectly:-

14.2.1	at any time during the Restriction Period be engaged or concerned or interested or participate in or carry on any business which is the same as or in competition with the MIM Business anywhere in the United Kingdom, the United States of America, the United Arab Emirates, Singapore, Brazil, Azerbaijan and Australia;

14.2.2	at any time during the Restriction Period in relation to a business which is the same as or in competition with the MIM Business, canvass, solicit or entice the custom of or deal with or supply to any person who at the date of this agreement or at any time during the period of two years prior to Completion has been a substantial customer or client of or in the habit of dealing with the MIM Business; or

14.2.3	except as provided for in the Transitional Services Agreement or contemplated in the arrangements referred to in clause 6.3.20 at any time during the Restriction Period in relation to a business which is the same as or in competition with the MIM Business offer employment to or employ or offer or conclude any contract for services with any person who at any time during the two years before Completion shall have been a director, employee, consultant or agent of the Group entitled to emoluments (including commission if any) exceeding the annual rate of £30,000; or

14.2.4	at any time during the Restriction Period assist any competitor of the Company or any of the Subsidiaries carrying on or developing any business which is in competition with the MIM Business; or

14.2.5	with a view to the supply or manufacture of products and services which compete with the MIM Business at any time during the Restriction Period seek to contract with or engage (in such a way as to affect the MIM Business adversely) any person who has been contracted with or engaged to manufacture, assemble, supply or deliver products, goods, materials or services to the Group at any time during the period of twelve months prior to the date of this agreement; or

14.2.6	at any time falsely represent itself as being connected with or interested in the Group.

PROVIDED ALWAYS that nothing in this clause 14.2 shall prevent any member of the Guarantor’s Group from: (a) continuing the MMG Business after Completion; or (b) selling any surplus and scrap parcels held in their own stock as at the date of this agreement; or (c) selling and supplying steel to Camcal Limited.

14.3	Each of the Guarantor (for itself and for the Guarantor’s Group) and Murray Metals Group Limited acknowledge and agree with the Purchaser that:-

14.3.1	each of the sub clauses contained in clause 14.2 constitutes an entirely separate severable and independent covenant by and restriction on it;

14.3.2	the duration, extent and application of each of the restrictions contained in clause 14.2 are no greater than is necessary for the protection of the goodwill and trade connections of the MIM Business and the value of the Company; and

14.3.3	if any restriction contained in clause 14.2 shall be found void but would be valid if some part thereof were deleted such restriction shall apply with any such deletion as may be necessary to make it valid and effective.

14.4	Edgen and the Purchaser (for itself and for the Purchaser’s Group) undertakes to Murray Metals Group Limited (for itself and for the benefit of each member of the Guarantor’s Group) that it will not without the prior written consent of Murray Metals Group Limited directly or indirectly except as provided for in the Transitional Services Agreement or contemplated in the arrangements referred to in clause 6.3.20 at any time during the Restriction Period in relation to a business which is the same as or in competition with the MMG Business offer employment to or employ or offer or conclude any contract for services with any person who at any time during the two years before Completion shall have been a director, employee, consultant or agent of the Guarantor’s Group entitled to emoluments (including commission if any) exceeding the annual rate of £30,000.

14.5	Each of Edgen and the Purchaser (for itself and for the Purchaser’s Group) acknowledge and agree with Murray Metals Group Limited that:-

14.5.1	the duration, extent and application of the restriction contained in clause 14.4 is no greater than is necessary for the protection of the goodwill and trade connections of the MMG Business; and

14.5.2	if the restriction contained in clause 14.4 shall be found void but would be valid if some part thereof were deleted such restriction shall apply with any such deletion as may be necessary to make it valid and effective.

14.6

In consideration of the Purchaser undertaking the obligations under this Agreement, and subject to clauses 14.7 and 14.10, the Guarantor grants to the Purchaser, a worldwide, perpetual, royalty-free licence, together with the right to assign, license or transfer the benefit of the licence provided that the recipient agrees to be bound by the terms of this licence:

14.6.1	to use the name “Murray” in connection with the MIM Business but only as part of the composite marks, “Murray International Metals”, “Edgen/Murray” and/or “Murray/Edgen” (the “Composite Marks”), and for no other purposes, and with no other marks, devices or words whatsoever;

14.6.2	subject to notifying the Guarantor in writing in advance of such, to sue for damages and other remedies in respect of any unauthorised use or passing off (or analogous right) arising anywhere in the world in respect of any of the Composite Marks, whether occurring before or after the Completion Date; and

14.6.3	to apply for, prosecute and obtain registered trade mark protection and/or domain names throughout the world in respect of each of the Composite Marks.

14.7	The rights granted under clause 14.6.3 shall be subject to the following:

14.7.1	any application for registration (and subsequent registration) of any Composite Mark shall expressly include a statement to the effect that registration of such Composite Mark does not confer on the proprietor any exclusive rights to use the name “Murray” in the classes of goods and services covered by the said application (and/or any subsequent registration resulting from such application);

14.7.2	except in respect of the Composite Marks, the Purchaser and Edgen shall not, and shall procure that their respective Affiliates and successors in title shall not, object to or oppose or interfere with any application for registration of the name “Murray” or any trade mark or domain name containing the name “Murray” by any Guarantor’s Group Company, or any of its or their successors in title, anywhere in the world in respect of any classes of goods or services including any classes in which the Purchaser has registered any of the Composite Marks (except where the specification of goods and services applied for by any Guarantor’s Group Company (or any of its or their successors in title) is identical to the definition of “MIM Business” set out in clause 14.1 of this agreement), and the Purchaser and Edgen shall, and shall procure that their respective Affiliates and successors in title shall, upon request, register its consent to any such applications or registrations, or enter into a co-existence agreement or similar agreement with the relevant Guarantor’s Group Company (or any of its or their successor(s) in title) to effect such registration and such agreement shall be upon terms entirely consistent with the terms of clause 14 of the agreement;

14.7.3	the Purchaser shall be responsible for all fees and costs associated with the registration of any such Composite Marks including renewal, maintenance, prosecution and professional fees and costs; and

14.7.4	the Purchaser shall notify the Guarantor in writing of any application, or the registration of any such application in respect of the Composite Marks anywhere in the world.

14.8	The Guarantor undertakes (for itself and as agent for the Guarantor’s Group) not, at any time after Completion in connection with any business activity, to use:

14.8.1	any business or trade name that includes the marks “MIM” or any of the Composite Marks;

14.8.2	the domain name mimasia.com or any domain name comprised of any of the Composite Marks; or

14.8.3	any other distinctive trade marks used exclusively by the Group in relation to the MIM Business at or immediately prior to Completion.

14.9	Each of the Purchaser and Edgen warrants, undertakes and agrees (for itself and as agent for its respective Affiliates):

14.9.1	not, at any time after Completion, to use the name “Murray” except directly in connection with the MIM Business (or as such MIM Business may in its ordinary course develop or change) and as part of the Composite Marks; and

14.9.2	not to wilfully or negligently use the Composite Marks in such a way as to jeopardise the value or enforceability of the “Murray” name and mark and shall use reasonable endeavours to maintain the quality image attached to or symbolised by the “Murray” name or mark.

14.10	The Purchaser and Edgen (for themselves and as agents for their respective Affiliates (including the Purchaser’s Group)) acknowledge and agree that:

14.10.1	the Guarantor or a member of the Guarantor’s Group (and their respective successors in title) is the proprietor of all intellectual property rights arising in or relating to the name “Murray”;

14.10.2	the name “Murray” is a material asset of the Guarantor’s Group and/or is otherwise material to the businesses of such;

14.10.3	nothing in this clause 14 shall operate to exclude or limit the rights of the Guarantor or any member of the Guarantor’s Group (and their respective successors in title) to use, transfer, assign, sub-licence or deal with the name “Murray” in any manner whatsoever except in relation to any business identical to the MIM Business;

14.10.4	all goodwill arising out of the use of the “Murray” name and mark shall inure and accrue to the benefit of the Guarantor’s Group; and

14.10.5	the Guarantor and any member of the Guarantor’s Group (and their respective successors in title) retain the exclusive right to continue to use the “Murray” name and/or mark in relation to any business other than the MIM Business.

14.11

If either the Guarantor or the Purchaser (or any member of their respective Groups) becomes aware of any infringement (or potential infringement) of the name “Murray” or the Composite Marks, including, without limitation, any trade mark infringement, claim for passing off or unfair competition, it shall promptly inform the other party in writing of such infringement or potential infringement (as the case may be), and the parties shall thereafter (in good faith but without any incurring obligation to act) consult with each other as to what action (if any) to take in respect of such infringement.

15	PENSIONS

15.1	Murray Metals Group Limited and the Purchaser agree to perform and observe the provisions of the sixth schedule.

15.2	The Purchaser shall procure that, following Completion, any contributions which may be due to the MIH Pension Plan in respect of the period up to Completion under the MIH Pension Plan’s schedule of contributions in force as at Completion (which for the avoidance of doubt shall not be capable of being amended retrospectively after the Completion Date in respect of the Company’s liability to the MIH Pension Plan) will be remitted to the MIH Pension Plan within applicable statutory time limits. Murray Metals Group Limited will provide reasonable assistance to the Purchaser in identifying the contributions which are due under this clause.

16	WITHHOLDING TAX AND GROSSING UP

16.1	The Guarantor and each of the Sellers shall pay all sums payable by it/him under this agreement free and clear of all deductions or withholdings or rights of counter claim or set off unless this is required by law. If a deduction or withholding is so required and except in the case of interest payments the Guarantor or the relevant Seller shall pay such additional amount as will ensure that the net amount received and retained by the Purchaser equals the full amount which it would have received had the deduction or withholding not been required.

16.2	If any amount paid or due by the Guarantor or any of the Sellers under or pursuant to this agreement shall itself be subject to Taxation, then the amount which the Guarantor or the relevant Seller shall pay to the Purchaser shall be increased to such larger sum as will ensure that the net amount received and retained by the Purchaser after such Taxation is taken into account, is equal to the full amount which would have been received and retained by the Purchaser in the absence of such Taxation provided that if the amount payable by the Sellers or the Guarantor is subject to Taxation solely as a result of the Purchaser assigning the benefit of this Agreement to a third party (including another company within the Purchaser’s Group) or as a result of such payment being made to a person other than the Purchaser at the request of the Purchaser then this clause 16.2 shall have no effect.

16.3	The obligations of the Guarantor and each of the Sellers under this clause 16 shall be separate obligations and no Seller or the Guarantor shall be liable together with any other person in respect of the same obligation under this clause 16.

17	NATURE OF OBLIGATIONS

17.1	Each of the obligations, warranties, indemnities and undertakings entered into or made by or on behalf of any of the parties to this agreement (excluding any obligation fully performed at Completion) shall continue in full force and effect notwithstanding Completion taking place.

17.2	Subject to clause 8.10, the rights and remedies of the parties to this agreement in respect of a breach of any provision of this agreement or pursuant to the Tax Deed shall not be affected by Completion. The rights and remedies of the Purchaser in respect of a breach of any provision of this agreement or under any indemnity provision in this agreement shall not be affected by any investigation made into the affairs of the Group or the MIM Business or any knowledge held or gained of any such affairs by or on behalf of the Purchaser. For the avoidance of doubt (i) the restriction on the Purchaser’s ability to make claims set out in clause 8.6 shall extend only to matters Fairly Disclosed in the Disclosure Documents and the Completion Disclosure Documents and (ii) the Purchaser’s ability to make claims under the Indemnities shall not be restricted by the contents of the Disclosure Documents or the Completion Disclosure Documents.

17.3	The exercise or failure to exercise any right or remedy shall not constitute a waiver by any party of that right or remedy or of any of its other rights or remedies.

17.4	None of the rights or obligations referred to in this agreement may be assigned or transferred to any other person without the prior written consent of all the parties to this agreement save as provided in clauses 17.4.1 and 17.4.2.

17.4.1	Each of the Purchaser and Edgen may assign its rights under this agreement (and/or any of the other documents entered into pursuant to this agreement to which it is a party) by way of security to any bank(s) and/or financial institution(s) lending money or making other banking facilities available to the Purchaser, Edgen or other members of the Purchaser’s Group.

17.4.2	It is acknowledged and agreed by the Sellers that the Purchaser may at any time following Completion effect an intra-group reorganisation of the Purchaser’s Group whereby the Purchaser may sell or transfer rights under this Agreement or all or any of the Shares or the business and assets of any of the Purchaser’s Group to any other member or members of the Purchaser’s Group or may, following Completion, sell all or any of the Shares to a third party or parties. Accordingly, subject to clause 17.4.3 and provided that the liability of any of the Sellers is not thereby increased, each of the Sellers agrees that the benefit of this agreement may be assigned (in whole or in part) by the Purchaser without the consent of the Sellers to, and may be enforced by, any member of the Purchaser’s Group or any third party (as applicable) which is the legal or beneficial owner for the time being of any or all of the Shares as if it were the Purchaser under this agreement.

17.4.3	If the benefit of the whole or any part of this agreement is assigned by the Purchaser to any member of the Purchaser’s Group in accordance with clause

17.4.2, that member of the Purchaser’s Group may at any time assign the same to any other member of the Purchaser’s Group.

17.4.4	Immediately after any assignment in accordance with this clause 17.4 the Purchaser will give notice of the assignment to the Sellers containing details of the assignment including the identity of the assignor and assignee.

17.5	This agreement shall be binding against and be for the benefit of each party’s personal representatives or other permitted successors in title.

17.6	Any liability of any of the parties under this agreement or the Tax Deed to any other party may in whole or in part be released, compounded or compromised or time or indulgence given by any other party (in its absolute discretion) without in any way increasing, prejudicing or affecting the other party’s rights against any of the others of them in respect of the same or a like liability whether joint or several or otherwise.

17.7	The parties acknowledge and agree that if the Purchaser assigns the benefit of this agreement in whole or in part to any other person the liabilities of the Sellers and the Guarantor under this agreement to the Purchaser, the Purchaser Group and Edgen shall, as a consequence of such assignment, be no greater than and no less than such liabilities would have been had the assignment not occurred.

17.8	Subject to clause 17.7, no assignment pursuant to this clause 17 shall affect any defence to or limitation of claims available to the Sellers or otherwise applying to claims.

18	CONFIDENTIALITY

18.1	Each of the Sellers hereby undertakes with the Purchaser that he/it shall both during and after the term of this agreement preserve the confidentiality of Confidential Information of the Group and relating to the business of the Group, and except to the extent otherwise expressly permitted by this agreement, not directly or indirectly reveal, report, publish, disclose, transfer or use such Confidential Information for its own or any other purpose. Each of the Purchaser and Edgen hereby undertakes with each of the Sellers that it shall both during and after the term of this agreement preserve the confidentiality of Confidential Information of the Guarantor’s Group and relating to the business of the Guarantor’s Group, and except to the extent otherwise expressly permitted by this agreement, not directly or indirectly reveal, report, publish, disclose, transfer or use such Confidential Information for its own or any other purpose.

18.2	Notwithstanding any other provision in this agreement, any party may, after consultation with each other party whenever practicable, disclose Confidential Information if and to the extent:

18.2.1	required by law; or

18.2.2	required by any securities exchange on which any party’s securities are listed or traded; or

18.2.3	required by any regulatory or governmental or other authority with relevant powers to which any party is subject or submits (whether or not the authority has the force of law); or

18.2.4	that information is in or has come into the public domain through no fault of that party.

18.3	The restrictions contained in this clause 18 shall continue to apply after Completion without limit in time.

18.4	The obligations of each of the parties under this clause 18 shall be separate obligations and no party shall be liable together with any other party in respect of the same obligation under this clause 18.

19	ANNOUNCEMENTS

Except as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction (a “Regulatory Authority”) to whose rules the party making the announcement or disclosure is subject, whether or not having the force of law, no announcement or circular or disclosure in connection with the existence or subject matter of this agreement shall be made or issued by or on behalf of the Sellers or the Purchaser or Edgen without the prior written approval of the Sellers and the Purchaser (such approval not to be unreasonably withheld or delayed). If any of the Sellers or the Purchaser or Edgen is required by any Regulatory Authority to make any such announcement or circular or disclosure, the relevant party shall, wherever practicable, consult with each other party before making such disclosure.

20	GENERAL

20.1	The Transaction Documents together with any other documents which they expressly require shall be signed and any other documents which the parties or any of them may otherwise agree in writing in relation to the transactions contemplated by this agreement shall constitute the entire understanding and agreement among the relevant parties in relation to the subject matter of the Transaction Documents.

20.2	Any variation of this agreement shall be binding only if it is recorded in a document signed by or on behalf of all of the parties to this agreement.

20.3	Subject to any other written agreements among all or some of the parties, each party shall pay its own costs in relation to the negotiations leading up to the sale of the Shares and to the preparation, execution and carrying into effect of this agreement and of all the other documents referred to in it.

20.3.1	This agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

20.3.2	Each counterpart shall constitute an original agreement but all the counterparts together shall constitute one and the same instrument

20.4	Any amounts payable by the Sellers (whether by way of Warranty or Indemnity) under this agreement shall be deemed to constitute a reduction in the Consideration.

21	COMMUNICATIONS

21.1	All communications between the parties with respect to this agreement shall be in writing and delivered by hand or sent by pre-paid post, (first class if inland, airmail if overseas) or fax to the address of the addressee as set out in this agreement, or to such other address or fax number in the United Kingdom as the addressee may from time to time have notified for the purposes of this clause 21.

21.2	Communications shall be deemed to have been received:-

21.2.1	if delivered by hand, on the day of delivery;

21.2.2	if sent by first class post, two business days after posting exclusive of the day of posting (or five business days in the case of a posting to an address outside the United Kingdom);

21.2.3	if sent by fax at the time of transmission or, if the time of transmission is not during the addressee’s normal business hours, at 9.30 a.m. on the next business day;

21.3	Communications addressed to the Sellers shall be sent to:-

address:	Murray Metals Group Limited, 9 Charlotte Square, Edinburgh EH2 4DR

Fax No.	0131 624 5268

and marked for the attention of “David Horne”;

with a copy to Kenneth Cockburn which shall be sent to:-

address:	as set out in the first schedule

and marked for the attention of “Kenneth Cockburn”.

Communications addressed to the Purchaser and Edgen shall be sent to:-

Address:	Jefferies Capital Partners, 520 Madison Avenue, 12th Floor, New York, NY 10022

Fax No.:	001 212 284 1717

and marked for the attention of “James Luikart and Nick Daraviras”

with a copy to:-

Address:	Dechert LLP, 160 Queen Victoria Street, London EC4V 4QQ

Fax No.:	020 7184 7001

and marked for the attention of “David Wallis”

Communications addressed to the Guarantor shall be sent to:-

address:	Murray International Holdings Limited, 9 Charlotte Square, Edinburgh EH2 4DR

Fax No:	0131 624 5268

and marked for the attention of “David Horne”.

21.4	In proving service:-

21.4.1	by delivery by hand, it shall be necessary only to produce a receipt for the communication signed by or on behalf of the addressee;

21.4.2	by post, it shall be necessary only to prove that the communication was contained in an envelope which was duly addressed and posted in accordance with this clause; and

21.4.3	by fax it shall be necessary only for the communication or a confirmatory letter to have been delivered by hand or sent by first class post on the same day but failure of the addressee to receive such confirmation shall not invalidate the relevant communication deemed given by fax.

22	RIGHTS OF THIRD PARTIES

A person who is not a party to this agreement may not enforce any of its terms by virtue of the Contracts (Rights of Third Parties) Act 1999.

23	PROPER LAW

23.1	This agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, English law.

23.2	Each of the parties agrees that the courts of England are to have jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this agreement or otherwise arising in connection with this agreement, and for such purposes irrevocably submit to the jurisdiction of the English courts.

23.3	Notwithstanding the exclusive agreement in clause 23.2, where any claim is against Murray Metals Group Limited alone and not any other Seller, the Purchaser shall retain the right to bring proceedings in any other court which has jurisdiction by virtue of the Convention on Jurisdiction and the Enforcement of Judgements signed on 27 September 1968 (as from time to time amended and extended) and in which the majority by value of the Guarantor’s Group’s tangible assets are physically situate.

AS WITNESS this agreement has been executed on the date set out on page 1 of this agreement.

FIRST SCHEDULE

THE SELLERS

Column 1	Column 2	Column 3	Column 4
Name and Address	Number of Shares Held	Consideration Shares	Proportions
Murray Metals Group Limited	100,000	4,017	90%
9 Charlotte Square, Edinburgh EH2 4DR

Kenneth Andrew Cockburn	5,555	224	5%
6 East Comiston, Edinburgh EH10 6RZ

Patrick Joseph Boyle	2,778	111	2.5%
4212 Judson, Houston, Texas TX 77005 U.S.A.

William Hamilton	2,778	111	2.5%
Po Box 61225, Jebel Ali, Dubai, U.A.E.

TOTAL	111,111	4,463	100%

SECOND SCHEDULE

PART 1

THE COMPANY

Registered number:-	1241058

Date of Incorporation:-	20 January 1976

Incorporated under the Companies Act 1948

Registered Office:-	95 High Street, Edgware, Middlesex HA8 7DB

Authorised Capital:-	150,000 ordinary shares of £1 each

Issued Capital:-	111,111 ordinary shares of £1.00 each

Shareholders:-	Murray Metals Group Limited - 100,000 ordinary shares of £1.00 each

Kenneth Andrew Cockburn - 5,555 ordinary shares of £1.00 each

Patrick Joseph Boyle - 2,778 ordinary shares of £1.00 each

William Hamilton - 2,778 ordinary shares of £1.00 each

Directors:-	Patrick Joseph Boyle
Kenneth Andrew Cockburn
Gordon McKenzie Grassick
William Hamilton
Robert Nelson Lee
David Edward Murray

Secretary:-	David Horne

Accounting Reference Date:-	31 January

PART 2

THE SUBSIDIARIES

MURRAY INTERNATIONAL METALS INC

Registered Number: -	01443075-00

Date of Incorporation: -	24 April 1997

Incorporated under the laws of the State of Texas

Registered Office: -	1021 Main Street, Suite 1150, Houston, Texas 77002

Authorised Capital: -	10,000 shares of common stock, without par value

Issued Capital: -	1,000 shares of common stock, issued for the consideration of US$1.00 per share, US$0.25 being credited to capital account, US$0.75 being treated as capital surplus.

Shareholder: -	The Company

Directors: -	Patrick Joseph Boyle (President), David Edward Murray, Kenneth Andrew Cockburn, William Hamilton, Gordon McKenzie Grassick.

Secretary: -	Patrick Joseph Boyle

Accounting Reference Date:-	31 January

MURRAY INTERNATIONAL METALS PTE LIMITED

Registered Number: -	200201097M

Date of Incorporation:-	8 February 2002

Incorporated under the laws of Singapore

Registered Office:-	438 Alexandra Road #04-01, Alexandra Point, Singapore 119958

Authorised Capital:-	S$100,000 divided into 100,000 shares of S$1.00 each.

Issued Capital:-	S$10,000, divided into 10,000 shares of S$1.00 each

Shareholders:-	The Company – 9,250 shares of S$1.00 each

Michael Craig – 750 shares of S$1.00 each

Directors:-	Michael Craig, Kenneth Andrew Cockburn and William Hamilton

Secretary:-	Randir Ram Chandra and Venkiteswaran Haritaran

Accounting Reference Date:-	31 January

THIRD SCHEDULE

THE PROPERTIES

Part 1 – Commercial Property

The freehold land and buildings at 49 Coniscliffe Road, Darlington registered at the Land Registry with title number DN4185849

ALL and WHOLE the subjects at Newbridge Industrial Estate, Edinburgh registered in the Land Register of Scotland under Title Number MID23708.

ALL and WHOLE the subjects at Newbridge Industrial Estate, Edinburgh registered in the Land Register of Scotland under Title Number MID23710.

ALL and WHOLE the subjects at Camps Industrial Estate, Kirknewton registered in the land Register of Scotland under Title Number MID46064

Office premises located in Legal and General Building, 267 St. Georges Terrace, Perth, Australia, WA 6000

Land plots 32, 33, 34, 43, 44 and 45 at Tuas South Avenue 3/ Tuas South Avenue 8

14 Gul Drive, Singapore 629465

Suite 429, Level 4, 2929 Briarpark, Houston, Texas, USA

Plot MO0711, Jebel Ali Free Zone, Dubai, UAE

Plot MO0712 Jebel Ali Free Zone, Dubai, UAE

Unit 4 No. 522 Seyed Jamaledin Assad Abadi, Tehran Iran

Part 2 – Residential Property

14 Caldecott Close Singapore 299122

808 Thomson Road, #05-19 Thomson 800 Singapore 298190

808 Thomson Road, #09-18 Thomson 800 Singapore 298190

64 Duchess Road # 04-03 Duchess Crest, Singapore, 269203

33 Club Street, #05-23 Emerald Garden, Singapore, 069415

4212 Judson, Houston, Texas 77005, USA

Plot 3382, UMM Saquem, UAE

FOURTH SCHEDULE

WARRANTIES

1	THE GROUP AND THE SHARES

Details of the Group

1.1	The Company and each Subsidiary is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation.

1.2	All the Shares are fully paid or properly credited as fully paid and no shares in the capital of the Company have been issued and no transfer of shares in the capital of the Company has been registered otherwise than in accordance with the articles of association of the Company from time to time in force and all such transfers have been duly stamped.

1.3	The Shares constitute the whole of the issued and allotted share capital of the Company and are fully paid or credited as fully paid.

1.4	The information in respect of the Company set out in part 1 of the second schedule is true and accurate and not misleading.

1.5	There are no outstanding rights to call for the creation, allotment, issue, transfer or conversion at any time of any share or loan capital of the Company.

The Subsidiaries

1.6	The Company is the sole legal and beneficial owner of the whole of the issued share capital of each of the Subsidiaries free from all liens, charges, encumbrances, security interests, options, equities, claims or other third party rights (including, without limitation, rights of pre emption) of any nature whatsoever.

1.7	The information in respect of each of the Subsidiaries set out in part 2 of the second schedule is true and accurate and not misleading.

Other Interests

1.8	The Company does not own and has not agreed to acquire or has any interest of any nature whatsoever in any shares, debentures or other securities issued by any undertaking other than the Subsidiaries.

1.9	Save for the Jebel Ali Free Zone branch office and the Sharjah branch office (details of which are set out in the Disclosure Documents), the Company does not have any branch office, representative office or other office in the UAE.

Statutory books and Memoranda and Articles of Association

1.10	The Register of Members and other books required by the Companies Act to be kept by the Company contain an accurate and complete record of the matters with which they should deal and there has been no notice of any proceedings to correct or rectify any such books.

1.11	The copy of the Memorandum and Articles of Association of each of the Company and the constitutional documents of each of the Subsidiaries contained in the Disclosure Documents are complete and accurate in all respects.

Purchase of shares

1.12	No person is entitled to receive from the Company any fees, brokerages or other commissions in connection with the purchase or sale of shares in the Company.

1.13	The Company has not at any time acted in breach of section 151 of the Companies Act.

1.14	The Company has never reduced, purchased or redeemed its share capital or agreed to do so.

Registration of charges

1.15	All charges in favour of the Company have (if required by law) been registered in accordance with the Companies Act.

Possession of documents

1.16	All title deeds relating to the fixed assets of the Company and a copy of all material written agreements to which the Company is a party are in its possession.

2	FINANCIAL MATTERS

The Accounts

2.1	The Accounts give a true and fair view of the state of affairs of the Group as at the Balance Sheet Date and of its profit or loss for the financial period ended on the Balance Sheet Date.

2.2	Without limiting the generality of paragraph 2.1;

2.2.1	the audited accounts of each member of the Group for each of the last three (3) financial years ended on the Balance Sheet Date were prepared in accordance with the requirements of all laws applicable to the preparation of such accounts and generally accepted accounting principles in, in the case of accounts of the Company, the United Kingdom, in the case of accounts of MIM Inc., the United States of America, and, in the case of accounts of Murray International Metals Pte Ltd., Singapore;

2.2.2	in each case to the extent required by the generally accepted accounting principles applicable to the Accounts, the Accounts either make proper provision for or properly disclose all liabilities, all outstanding capital commitments and all bad or doubtful debts and old, depreciated or unsaleable stock of the Group;

2.2.3	the results shown by the Accounts were not (except as provided for or disclosed in the Accounts) affected by any extraordinary or exceptional item (in each case as defined by generally accepted accounting principles and practices applicable to the Accounts); and

2.2.4	save to the extent of inconsistencies arising as a result of changes in applicable generally accepted accounting principles and polices, the Accounts have been prepared on a basis and on policies of accounting consistent with the published statutory audited consolidated accounts of the Group for the preceding three accounting reference periods.

Management Accounts

2.3	The Management Accounts were prepared in a manner consistent with that adopted in the preparation of the management accounts of the Group during the twelve months prior to the Balance Sheet Date.

2.4	Having regard to the purpose for which such unaudited management accounts were prepared, the Management Accounts reasonably represent the state of affairs of the Group as at the dates to which they were drawn up and the profits and losses of the Group in respect of the periods to which they relate.

Position since Balance Sheet Date

2.5	Since the Balance Sheet Date, there has been no material adverse change in the financial or trading position of the Company and no event, fact or matter has occurred which, so far as the Sellers are aware, is likely to give rise to any such change.

2.6	Since the Balance Sheet Date and except as disclosed or provided for in the Accounts or the Management Accounts or disclosed in the Disclosure Documents or specified in clause 5.4:

2.6.1	the business of the Company has been carried on in the ordinary course;

2.6.2	no dividend or other distribution (whether in cash, stock or in kind) has been declared, paid or made by the Company (except for any dividends provided for in the Accounts or the Management Accounts or specifically disclosed in the Disclosure Letter);

2.6.3	no share or loan capital or other similar interest has been allotted or issued or agreed to be allotted or issued by the Company;

2.6.4	no contract, liability or commitment (whether in respect of capital expenditure or otherwise) has been entered into by the Company which is outside the ordinary course of business;

2.6.5	except for contracts in the ordinary course of trading, no contract, liability or commitment (whether in respect of capital expenditure or otherwise) has been entered into by the Company which involves an aggregate outstanding expenditure by or an aggregate outstanding payment to the Company of more than £200,000;

2.6.6	other than stock acquired or disposed of in the ordinary course of business the Company has not acquired or disposed of, or agreed to acquire or dispose of, any asset having a value in excess of £200,000;

2.6.7	no change has been made in terms of employment, including pension fund commitments, by the Company (other than those required by law in the jurisdictions in which it operates) which could increase the total staff costs by more than £200,000 per annum or the remuneration of any Senior Employee by more than £25,000 per annum;

2.6.8	the Company has not repaid any borrowing or financial indebtedness in advance of its stated maturity;

2.6.9	there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for the debtors and creditors respectively of the Company, in each case which is outside the ordinary course of business;

2.6.10	no Group Company has changed its accounting policies, save to the extent required by changes in applicable generally accepted accounting principles and policies;

2.6.11	no debtor of the Company has been released on terms that it pays less than the book value of its debt and no debt in excess of £50,000 owing to the Company has been deferred, subordinated or written off in circumstances where proper provision for the same is not made in the Accounts or the Management Accounts.

Accounting and other records

2.7	The statutory books, books of account and other records of the Company required to be kept by applicable laws in all relevant jurisdictions are up to date and have been maintained in accordance with all such applicable laws.

2.8	All such statutory books, books of account and other records, together with all documents of title and copies of all existing agreements which are necessary for the proper conduct of the business of the Company and to which the Company is a party, are in its possession or under its control.

3	DEBT POSITION

Debts owed to the Group

3.1	The Company has not lent any money (other than credit given on normal commercial terms in the ordinary course of business) which is due to be repaid and as at the Completion Date has not been repaid to it.

3.2	The book debts shown in the Accounts have realised their nominal amount less any provision for bad or doubtful debts included in such Accounts. The book debts shown in the management accounts of the Group for the period ended 31 July 2005 have realised their nominal amount less any provision for bad or doubtful debts included in such management accounts.

Debts owed by the MIM Business

3.3	Other than Outstanding Indebtedness, the Company has outstanding no borrowing or indebtedness in the nature of borrowing (including any transaction having the commercial effect of a borrowing).

3.4	The list of all current and outstanding trade debts (including the Intra-Group Steel Payables) as at 17 November 2005 disclosed at Q.3.1 to Q.3.8 inclusive in the Disclosure Documents is accurate in all material respects.

4	REGULATORY MATTERS

Licences

4.1	The Company has obtained all licences, permissions, authorisations and consents required by applicable laws and regulations for carrying on the MIM Business effectively in the places and in the manner in which it is now carried on in accordance with all applicable laws and regulations.

4.2	So far as the Sellers are aware, the licences, permissions, authorisations and consents referred to in paragraph 4.1 are in full force and effect, are not limited in duration or subject to any unusual or onerous conditions (for licences, permissions, authorisations and consents of their type) and have been complied with in all material respects.

4.3	So far as the Sellers are aware, there are no circumstances which indicate that any of the licences, permissions, authorisations or consents referred to in paragraph 4.1 will or are likely to be invalidated, revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the transactions contemplated by this agreement or otherwise).

Compliance with Laws

4.4	The Company has conducted its business and corporate affairs in accordance with its memorandum and articles of association, bye-laws or other equivalent constitutional documents and in accordance with all applicable laws and regulations of the jurisdictions in which the Company is incorporated or has business operations, and there is no violation of or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction in which it is incorporated, resident or operates or which applies to the business of the Company, or any part of it.

Competition and Fair Trading Laws

4.5	The Company is not a party to (or concerned in) any agreement, arrangement, concerted practice or course of conduct at the Completion Date which: (i) is subject to a mandatory registration requirement under applicable competition laws within any jurisdictions in which the Company conducts business; or (ii) contravenes or is likely to contravene Article 81 and/or Article 82 of the Treaty of Rome; or Article 53 and/or Article 54 of the Treaty establishing the European Economic Area and any other applicable competition laws within any jurisdictions in which the Company conducts business as at the Completion Date, including the Competition Act 1998.

4.6	The Company has not received any process, notice or other communication (formal or informal) by or on behalf of the Commission of the European Community, the EFTA Surveillance Authority or any other authority having jurisdiction in competition matters in relation to any aspect of the MIM Business or any agreement, arrangement, concerted practice or course of conduct to which any of them is, or is alleged to be, a party.

4.7	The Company is not subject to any order or judgment given by any court or governmental or regulatory authority, or party to any undertaking or assurance given to any such court or authority, in relation to competition matters which is still in force

5	THE BUSINESS ASSETS

Ownership

5.1	The Company is the sole legal and beneficial owner free from all liens, charges, encumbrances, options or adverse claims of all the assets included in the Accounts or ownership of which has been acquired by the Company after the Balance Sheet Date (other than current assets sold in the ordinary and normal course of its trading) and the Company has not agreed to create or grant any lien, charge, option or other encumbrance over such assets and all such assets are in the possession or under the control of the Company and so far as the Sellers are aware there are no circumstances which might result in the expropriation of such assets by any governmental authority or agency in any jurisdiction.

Adequacy of Assets

5.2	There are no assets necessary to operate the business of the Company as it is carried on at the date of this agreement other than (i) the assets referred to in paragraph 5.1 which are owned by the Group Companies together with any assets held under any hire or hire purchase rental or leasing agreement (the material details of which are contained in the Disclosure Documents) and (ii) the assets which will be provided to the Group under the terms of the Transitional Services Agreement.

Plant and machinery

5.3	The plant, machinery, vehicles and other equipment owned by or used in connection with the business of the Company (“Plant and Machinery”):-

5.3.1	is fit for the purpose to which it is currently put; and

5.3.2	is in the possession and (save for those items the subject of the hire, hire purchase, rental or leasing agreements details of which are provided in the Disclosure Documents) control of the Company.

5.4	The plant registers of the Company contained in the Disclosure Documents comprise an accurate record of all the Plant and Machinery.

5.5	All Plant and Machinery which is of a kind which is normal or prudent to have maintained by independent and specialist contractors has been so maintained.

5.6	The Company did not suffer any material failures or breakdowns in the Plant and Machinery during the year preceding the date of this agreement.

Stock

5.7	The stock in trade of the Company is, to the extent that it has not already been used or sold in the ordinary and normal course of trading, not incapable of being used or sold by the Company in the ordinary and normal course of trading.

5.8	The stock in trade of the Company is not, so far as the Sellers are aware, obsolete, damaged or unusable.

Leased Assets

5.9	So far as the Sellers are aware, no circumstance has arisen or is likely to arise in relation to any asset held by the Company, under a lease or similar agreement, whereby the rental payable has been, or is likely to be, increased outside the terms of such lease or agreement as disclosed in the Disclosure Documents.

Insurances

5.10	There is set out in the Disclosure Documents a summary of the insurances maintained by or covering the Company. The details set out in such summary are true, accurate and not misleading. Such insurances are in full force and effect and are not void or voidable by reason of incomplete or misleading disclosure of material facts, all premiums payable to date have been paid and, so far as the Sellers are aware, there are no circumstances which might lead to any liability under such insurance being avoided by the insurers or the premiums being increased and Completion will not have the effect of terminating, or entitling any insurer to terminate, cover under any such insurance.

5.11	No claim is outstanding by the Company under any such policy of insurance and, to the best knowledge of the Sellers, there are no circumstances likely to give rise to such a claim.

5.12	Neither the Company nor any of the Sellers has received notice from an insurance broker that the insurance maintained by or covering the Company is not sufficient when compared to the insurance maintained by persons carrying on business similar to the MIM Business.

6	INTELLECTUAL PROPERTY AND IT SYSTEMS

In this paragraph 6:

“Business IPR” means the Owned IPR and all other registered and unregistered Intellectual Property Rights used by the Group;

“Intellectual Property Rights” means patents, utility models, petty patents, trade marks, service marks, logos, get-up, trade names, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, rights in know-how and all other intellectual property rights and analogous rights as may exist anywhere in the world for the full term of the rights concerned together with all reversions, revivals, extensions and renewals of such rights (whether registered or not); all registrations and pending registrations relating to any such rights, the benefit of any pending applications for any such registrations and the right to apply for registrations of such rights; and all rights of action, powers or benefits belonging or accrued in relation to such rights (including the right to sue for and recover damages for past infringements);

“IT Systems” means the information and communications systems used by the Group including hardware (including operating systems), proprietary and third party software, networks and peripherals;

“Owned IPR” means the registered and unregistered Intellectual Property Rights owned by the Group and ‘registered’ includes registrations and applications for registration;

Intellectual Property

6.1	The Disclosure Letter contains a true, complete and accurate list of the registered Owned IPR and its owners or applicants. Each of such rights is subsisting and so far as the Sellers are aware enforceable and nothing has been knowingly done, omitted to be done or permitted whereby any of the registered Owned IPR could be revoked, invalidated or rendered unenforceable.

6.2	A Group Company either is the beneficial owner of all rights in and has title to, or has validly licensed to it, all of the Business IPR.

6.3	The registered Owned IPR are not subject to proceedings for amendment, challenge, opposition, interference, cancellation, revocation, compulsory licence or removal. All application, filing, registration or renewal fees for the registered Owned IPR have been duly paid and all necessary documentation has been filed by or on the due dates for such payments and filing of such documentation.

6.4	The Business IPR comprises all the Intellectual Property which the Group will require in order fully to carry on the business in its ordinary course and deal with the assets of the Group in the manner and places it has been carried on and dealt with up to the date of this agreement.

6.5	So far as the Sellers are aware, none of the operations of the Group infringes or is likely to infringe the Intellectual Property Rights of any third party. No claim in writing has been made by a third party alleging that the operations of the Group infringe the Intellectual Property Rights of any third party or that the Group is in breach of any IP Agreement (as defined in paragraph 6.9).

6.6	So far as the Sellers are aware, no third party is infringing, or is likely to infringe, the Owned IPR nor has the Company acquiesced in the unauthorised use by any third party of the Owned IPR. The Group has not disputed the right of a third party to use the Intellectual Property Rights owned or used by the third party and there are not any circumstances likely to give rise to such a dispute.

6.7	Confidential information and trade secrets of the Group, or that have been used by the Group, have been kept confidential by the Group and have not been disclosed to third parties, except where such disclosure is necessary in the ordinary course of business (including without limitation communications with legal and professional advisers and for the pricing of projects) or subject to written confidentiality obligations from the party receiving such information. So far as the Sellers are aware, these confidentiality obligations have not been breached.

6.8	The Owned IPR is free from all liens, mortgages, charges, encumbrances, or other security interests.

6.9	The licences of Intellectual Property Rights which are material and subsisting in the 12 months prior to the date of this agreement granted to, and by, the Group and any consents, settlement agreements or other contracts relating to any Intellectual Property Rights that are material and subsisting in the 12 months prior to the date of this agreement to the Group and to which the Group is a party or by which the Group is bound (each an “IP Agreement”) that are subsisting, are set out in the Disclosure Letter. None of the parties to the IP Agreements is in material or persistent default of such.

6.10	Each of the Group Companies complies with all applicable data protection laws and regulations and no notice or allegation has been received by such a company alleging that it has not complied with such laws and regulations.

IT Systems

6.11	The IT Systems are either owned by, licensed, leased or supplied under, third party contracts to, a Group Company, and

6.11.1	the Group has taken reasonable steps to preserve the availability and security of the IT Systems;

6.11.2	so far as the Sellers are aware, there has not been any case of any unauthorised access to the IT Systems or any fraud committed against the Group by use of its IT Systems;

6.11.3	none of the parties to the leases, licences and third party contracts for the supply of the IT Systems is in default of such lease, licence or contract which is likely to threaten or jeopardise the continuation of said lease, licence or contract and there are no disputes or service delivery issues existing regarding any material disruptions or interruptions to the business of the Group caused by the IT Systems;

6.11.4	the IT Systems perform reliably and in material conformance with the specification or documentation for such systems;

6.11.5	except for minor or insignificant disruptions which have not affected the Group’s ability to operate its business, the IT systems have not suffered any failure or breakdown in the past 24 months which has caused any disruption or interruption to the business of the Group; and

6.11.6	the IT Systems are sufficient for the Group’s business needs as conducted in its ordinary course in the 12 months immediately prior to Completion.

6.12	The Group has in force maintenance and support contracts for all IT Systems and there is no cause to believe that such contracts will not be renewed upon their expiry on similar terms to those now applicable, should renewal be necessary for the maintenance and support of the relevant IT Systems.

7	CONTRACTUAL MATTERS

Material Contracts

7.1	Except as disclosed or provided for in the Accounts, the Company had no material capital commitments at the Balance Sheet Date and “material” for the purposes of this warranty means £200,000 in relation to a single commitment or expenditure item or commitments or expenditure items totalling £400,000 in aggregate (even if no single commitment or expenditure item amounts to £200,000).

Subsisting contracts

7.2	The Disclosure Documents contain true, complete and accurate copies (incorporating all the terms which currently apply) of every contract, covenant, commitment or arrangement to which the Company is a party and in respect of which any party to them has or may have any outstanding liability and which:-

7.2.1	is of an unusual or abnormal nature, or outside the ordinary and normal course of business;

7.2.2	is for a fixed term of more than nine months;

7.2.3	is of a long term nature (that is, unlikely to have been fully performed, in accordance with its terms, more than twelve months after the date on which it was entered into or undertaken);

7.2.4	except for contracts in the ordinary course of business, is incapable of termination in accordance with its terms, by the Company, on sixty days’ notice or less;

7.2.5	is of a loss making nature (that is, known to the Sellers to be likely to result in a loss to the Company on completion or performance);

7.2.6	except for contracts in the ordinary course of trading, involves an aggregate outstanding expenditure by or an aggregate outstanding payment to the Company of more than £200,000;

7.2.7	involves, or is likely to involve, the supply of goods the aggregate sales (or purchase) value of which will represent in excess of £3,000,000;

7.2.8	is a contract whereby the Company has been appointed to act or has appointed someone else to act as an agent or as a distributor or franchisee;

7.2.9	is an agreement for the supply of services payments for services under which have or will total £500,000 in any 12 month period;

7.2.10	which requires, or confers any right to require, the allotment or issue of any shares, debentures or other securities of any Group Company now or at any time in the future;

7.2.11	which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement;

7.2.12	which establishes any material agency, distributorship, marketing, manufacturing or licensing agreement or arrangement; and

7.2.13	which is a bid, tender, proposal or offer which, if accepted, would result in the Company being committed to any agreement or arrangement of a kind described in sub paragraphs 7.2.1 to 7.2.12 above.

Mortgages etc

7.3	The Company has not created nor has it agreed to create any loan capital or any mortgage, debenture, lien, charge or other similar encumbrance or security interest over all or any of its property, assets, undertaking, goodwill, reserves or share capital.

Guarantees etc

7.4	Other than as disclosed in the Disclosure Documents, there are no guarantees, suretyships, letters of credit or similar commitments (whether secured or unsecured) given by the Company in respect of which obligations or liabilities (whether actual or contingent) are still outstanding.

No loans

7.5	The Company has not made any loans or advanced any monies or credit to any person, firm or company (other than credit given on normal commercial terms in the ordinary and normal course of business) in respect of which obligations or liabilities (whether actual or contingent) are still outstanding.

No partnership etc

7.6	The Company is not a member of any partnership, joint venture, trade association, society or other group, whether formal or informal and whether or not having a separate legal identity, nor is any such body relevant to nor does any such body have any material influence over the business of the Company as now carried on.

Discounts, rebates and similar arrangements

7.6.1	The Disclosure Documents contain summary details of all discounts, over riders, rebates, allowances and other special terms or similar arrangements offered or granted: (i) by the Company to any of its customers or suppliers or (ii) by such customers or suppliers to the Company.

Forward contracts

7.7	The Company does not have any unmatched open positions with respect to forward purchases and/or sales of any commodity, stock or foreign currency.

Insider contracts

7.8	Save in relation to those goods and services contemplated in the Transitional Services Agreement and save in respect of or in relation to Intra-Group Steel Receivables, Intra-Group Steel Payables, Intra-Group Non-Steel Payables, Intra-Group Non-Steel Receivables and Intra-Group Tax Balances, none of the Sellers nor in the case of the Executives, any of their Associates, nor the Guarantor nor any member(s) of the Guarantor’s Group nor any person in which any of them has or had any interest (direct or indirect, either solely or jointly with any other party and whether as shareholder, employee, director, consultant or otherwise) has a trading relationship with the Company nor have any of them ever entered into any other type of transaction or arrangement with the Company under which obligations remain outstanding (other than in their capacity as a shareholder or employee of the Company); none of them provides goods or services in competition with the Company; and none of them has any claims or sums outstanding against any Group Company of the type contemplated by clauses 6.4.1 and 6.4.2 of this agreement. The nature of the Intra-Group Non Steel Payables and Intra-Group Non Steel Receivables are consistent with the nature of the intra-group non steel payables and receivables between members of the Group and members of the Guarantors’ Group in the 24 months prior to Completion.

Non arm’s length contracts

7.9	The Company is not a party to, nor have its profits or financial position during the three years prior to the date hereof been affected by, any contract or arrangement which is not on arm’s length terms.

Defaults

7.10	So far as the Sellers are aware, none of the obligations owed by any third party to the Company is unenforceable and the Company is not in default under any material agreement to which it is a party and, so far as the Sellers are aware, there are no circumstances likely to give rise to such a default.

7.11	So far as the Sellers are aware, no party with whom the Company has entered into any agreement or arrangement is in default under it and there are no circumstances likely to give rise to such a default.

Product liability

7.12	So far as the Sellers are aware, the Company has not manufactured, sold or supplied products which are, or were, in any material respect faulty or defective or which do not comply in any material respect with any warranties or representations expressly or impliedly made by the Company or with all applicable laws, regulations, standards and requirements in all relevant jurisdictions.

7.13	So far as the Sellers are aware, the Company is not subject to any liability or obligation (save as may be implied by law) to service, repair, maintain, take back or otherwise do (or not do) anything in respect of any goods that have been delivered by it.

Liabilities

7.14	There are no outstanding liabilities or commitments on the Company arising from any arrangements for the disposal of any shares, property or other assets (other than in the ordinary and normal course of business) previously owned by the Company.

Payments to creditors

7.15	The Company has in the twelve months prior to Completion, normally paid its creditors within 60 days after the due date for payment to such creditors. The Company has received no notice from any creditor that the creditor intends to take legal proceeding to recover any debt owed to such creditor.

Government grants

7.16	The Company has not applied for, or received, any grant, subsidy or financial assistance from any government department or agency or any local or other authority, whether under any of the industry acts, or a regional development grant, or temporary employment subsidy or otherwise.

7.17	The Company has not done (or omitted to do) any act or thing which could result in any investment grant, employment subsidy or other similar payment made (or due to be made) to it, becoming repayable, or being forfeited or withheld in whole or in part.

7.18	The Company has not in the three years prior to the date of this agreement disclosed to any person outside the Group or the Guarantor’s Group (save in the ordinary and normal course of business or other than to the Purchaser, Edgen, Jefferies Capital Partners, any of their financiers or any of their respective professional advisers) any of its secret or confidential information (including any of its know how, trade connections, price lists, lists of customers or suppliers, financial information, profit margins or projections); and so far as the Sellers are aware no unauthorised disclosure of such information has ever been made.

No restrictions on Company

7.19	Save for trading contracts entered into in the ordinary course of business which contain confidentiality provisions which require the Company not to divulge its prices or other information relating to the parties to that contract and their businesses (but which do not materially restrict the Company’s ability to deal with commercial parties other than that other contracting party), the Company is not a party to any secrecy or confidentiality agreement or arrangement nor has it given any covenants limiting or excluding its right to do business and/or compete in any area or field with any other person.

Relationships with third parties

7.20	During the twelve months immediately preceding the date of this agreement, neither the Company nor any Seller has been notified by any customer of, or supplier to, the Company that such customer of or supplier to the Company intends to cease to deal with the Company on a permanent basis.

7.21	Neither more than 10 per cent. of the aggregate amount of all the purchases nor more than 10 per cent. of the aggregate amount of all the sales of the Group in the 12 month period immediately preceding the date of this agreement were obtained from or made to the same supplier or customer.

7.22	There is no written contract to which the Company is a party which will terminate or under which the counterparty will have the right to terminate or under which any liability of the Company will be increased by reason of the sale of the Shares to the Purchaser or the implementation of any provision of this agreement. The Sellers are not aware of any other arrangement with a third party which will terminate or under which the counterparty will have the right to terminate or under which the liabilities of the Company will increase as a result of the sale of the Shares to the Purchaser or the implementation of any provision of this Agreement.

7.23	There is no embargo or trade boycott on the business of the Company or any of its products or suppliers.

7.24	Neither the Company nor the Subsidiaries have paid or are liable to pay any expenses or fees in connection with the Transaction Documents or the sale and purchase of the Shares or the US Shares.

8	LITIGATION AND INVESTIGATIONS

Litigation

8.1	Except as plaintiff in the collection of debts arising in the ordinary course of business (none of which debts being claimed for exceeds £50,000 and which do not exceed £200,000 in aggregate) the Company is not a plaintiff or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings which are in progress nor has it received written notice that any such proceedings are threatened or pending by or against or concerning it or any of the assets of the Company. The Company has not received written notice that any governmental or official investigation or inquiry concerning the Company is in progress or pending.

8.2	So far as the Sellers are aware there are no circumstances which are likely to give rise to any such proceeding, investigation or inquiry as is referred to in paragraph 8.1.

9	TAXATION

9.1	Definitions

In this paragraph 9:

“ACT” means advance corporation tax;

“CAA” means the Capital Allowances Act 2001;

“Group” means the group of companies comprising the Company and Subsidiaries;

“IHTA” means the Inheritance Tax Act 1984;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“TMA” means the Taxes Management Act 1970;

“VAT” means value added tax;

“VATA” means the Value Added Tax Act 1994;

and terms defined in the Tax Deed shall bear a similar meaning in these Tax Warranties.

9.2	Events since the Balance Sheet Date

Since the Balance Sheet Date:

9.2.1	the Company has not been involved in any transaction outside the ordinary course of business which has given or may give rise to a liability to Taxation on the Company (or would have given or might give rise to such a liability but for the availability of any relief, allowance, deduction or credit);

9.2.2	no accounting period of the Company has ended for the purposes of Taxation;

9.2.3	no disposal has taken place or other event occurred which will or may have the effect of crystallizing a liability to Taxation which should have been included in the provision for deferred Taxation contained in the Accounts if such a disposal or other event had been planned or predicted at the date on which the Accounts were drawn up;

9.2.4	no payment has been made by the Company which will not be deductible for Taxation purposes either in computing the profits of the Company or in computing the Taxation chargeable on the Company;

9.2.5	the Company has not disposed of or acquired any asset (including trading stock) or made or received any supply of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable or paid or payable for such disposal or supply is less than (or where appropriate more than) the consideration which could be deemed to have been received (or as appropriate paid) for the purposes of Taxation;

9.2.6	no Event has occurred which gives rise to a Taxation Liability to the Company on deemed (as opposed to actual) income, profits or gains or which results in the Company becoming liable to pay or bear a liability to Taxation directly or primarily chargeable against or attributable to another person, firm or company;

9.2.7	the Company has not made or received any distributions for any Taxation purpose;

9.2.8	no debt or part of a debt has been released in circumstances where the company has claimed a deduction for the debt.

9.3	Returns, Disputes, Records, Claims, Clearances, Elections

9.3.1	All returns, amended returns, computations, notices, claims, elections, filings, information statements or other documents which have been required to be made by the Company for any Taxation purpose have been prepared on a proper basis and submitted within the prescribed time limits and are correct and none of them is now the subject or, so far as the Sellers are aware, likely to be the subject of any dispute with or enquiry by any Taxation Authority.

9.3.2	All payments in respect of any Taxation including UK corporation tax and UK income tax which should have been made in full by the Company have been made in full by or on behalf of the Company within the requisite periods.

9.3.3	All particulars furnished to any Taxation Authority in connection with the application for any consent or clearance on behalf of the Company accurately disclosed all facts and circumstances material to the decision of any Taxation Authority, and any transaction for which such consent or clearance has previously been obtained has been carried into effect only in accordance with the terms of the relevant application and consent for clearance and the Disclosure Documents give full details of all clearance applications made by or on behalf of the Company in the last 3 years.

9.3.4	The Disclosure Documents give details of all elections, notices, claims and disclaimers which have been assumed to have been made for the purposes of computing any provision for Taxation in the Accounts.

9.3.5	All concessions, agreements or other formal or informal arrangements with any Taxation Authority affecting the Taxation treatment of the Company within the six years prior to Completion have been disclosed in the Disclosure Documents and, so far as the Sellers are aware, no such arrangement disclosed in the Disclosure Documents is liable to be withdrawn or amended for any reason.

9.3.6	Neither the Company nor any director or officer of the Company (in his capacity as such) has within the past six years paid or become liable to pay, and, so far as the Sellers are aware, there are no circumstances by reason of which it is or they are likely to become liable to pay, any penalty, fine, surcharge or interest.

9.3.7	The Company has in its possession or power all the records and information which it needs to determine its liabilities to Taxation insofar as these relate to any Event occurring on or before Completion.

9.3.8	MIM Inc. has not waived any statute of limitations with respect to Taxation or agreed to any extension of time with respect to any Taxation assessment or deficiency.

9.3.9	There are no liens with respect to Taxation on any assets of MIM Inc.

9.4	Customs Duties

In the past three years, the Company has complied with all statutory provisions, rules, regulations, orders and directions and made all necessary returns in relation to the collection and payment of customs duties, excise duties and other charges having an equivalent effect and has provided all necessary information and documentation and paid all amounts due to the appropriate Taxation Authority in relation to such charges within the prescribed time limits.

9.5	Employee Taxation

9.5.1

All income tax deductible and payable under the PAYE system and payments due in respect of employees’ contributions to national insurance have, so far as is required to be deducted, been properly deducted by the Company and

(together with any employer’s contribution) have been fully and correctly paid to the appropriate authority and proper records thereof have been maintained.

9.5.2	The Disclosure Documents contain details of all approvals issued by any Taxation Authority in respect of share schemes operated by the Company and, so far as the Sellers are aware, nothing has been done to prejudice the approved status of any such schemes.

9.5.3	The Disclosure Documents contain details of any issue of shares or an interest in shares in the six years prior to the date hereof by the Company in the circumstances described in section 77 to 89 Finance Act 1988 or Chapter 4 of Part 7 Income Tax (Earnings and Pensions) Act 2003 (as appropriate) and the Company has complied with section 85 Finance Act 1988 or Sections 465 and 466 Income Tax (Earnings and Pension) Act 2003 (as appropriate).

9.5.4	Nothing has been done to prejudice the approved status of any profit related pay schemes approved by any Taxation Authority which are or have been operated by the Company.

9.6	Deductions and Withholdings

9.6.1	All Taxation required to be deducted or withheld from any payments made by the Company which it is obliged or entitled to make has been deducted or withheld and accounted for in full to the appropriate Taxation Authority.

9.6.2	The Disclosure Documents contain details of all sums payable under any obligation incurred by the Company prior to Completion and which will continue to bind the Company after Completion from or in respect of which the Company is obliged to deduct, withhold or otherwise account for any amount in respect of or representing tax.

9.7	Non-deductible Revenue Outgoings

The Disclosure Documents set out details of all sums payable under any obligation incurred by the Company prior to Completion and which will continue to bind the Company after Completion which are not deductible in full for Taxation purposes, either in computing the profits of the Company or in computing the corporation tax chargeable on the Company and such sums payable by the Company shall include, without limitation, all remuneration and other sums (including any payments made directly or indirectly in consideration or in consequence of, or otherwise in connection with, the termination of the holding of any office or employment) paid or payable and all benefits provided or agreed to be provided to employees or officers of the Company and all interest, rent, royalties, annuities and other annual payments paid or payable by the Company under any loan agreement, lease, contract, covenant or other commitment or arrangement.

9.8	International

9.8.1	No Group Member has been a party to or otherwise involved in any transaction scheme or arrangement to which Section 770A and Schedule

28AA Taxes Act or any equivalent transfer pricing legislation in any jurisdiction other than the UK could apply causing any Taxation Authority to make an adjustment to the terms on which such transaction, scheme or arrangement is treated as being made for Taxation purposes and/or subject to any enquiry by any Taxation Authority in relation to the price at which goods or services are sold or provided to any connected party;

9.8.2	All Group members are in possession of all documentation required to comply with Section 770A and Schedule 28AA Taxes Act or any equivalent transfer pricing legislation in any jurisdiction other than the UK.

9.8.3	The Company has not carried out or caused or permitted to be carried out any of the transactions specified in Section 765(1) Taxes Act 1988 otherwise than with the prior consent of H.M. Treasury and (in the case of a special as opposed to general consent) particulars of which are contained in the Disclosure Documents nor has it carried out any transactions to which Section 765A could apply without having duly provided the required information to the Board of HM Revenue & Customs.

9.8.4	The Company does not have and has not in the six year period ending on Completion had an interest in a controlled foreign company (“CFC”) as defined in Chapter IV of Part XVII Taxes Act.

9.8.5	The Company has not and has not at any time in the six year period ending on Completion had a material interest in an offshore fund within the meaning of Section 759 Taxes Act.

9.8.6	The Company holds no shares in a company which is not resident in the United Kingdom and which would be a close company if it were resident in the United Kingdom in circumstances such that a chargeable gain accruing to the company not resident in the United Kingdom could be apportioned to the Company pursuant to Section 13 TCGA.

9.8.7	The Company is and has always been resident only in the United Kingdom for Taxation purposes, and has no branch, agency or permanent establishment other than those referred to in the Accounts.

9.8.8	MIM Inc. is and has always been resident only in the United States for Taxation purposes, and has no branch, agency or permanent establishment other than those referred to in the Accounts.

9.8.9	Neither of the Subsidiaries has received any notice from a Taxation Authority in which it is alleged that such member of the Group has not filed Tax Returns that it is or may be required to file with such Taxation Authority.

9.9	Capital Gains

9.9.1

The book value shown in or adopted for the purpose of the Accounts as the value attributed to each of the assets on the disposal of which a chargeable gain or allowable loss could arise, does not exceed the amount which on a disposal of such asset at the date of this agreement would be deductible under s 38 TCGA.

9.9.2	In the six year period ending on Completion, the Company has not been a party to or involved in any transaction within section 29 TCGA or any scheme or arrangement within sections 30 to 34 (value shifting) TCGA.

9.9.3	The Company has never, in respect of any asset held by the Company at the date of this Agreement, made a claim pursuant to sections 23 (receipt of compensation money) or 24 (negligible value claim) TCGA.

9.9.4	The Company does not hold any asset to which the provisions of section 171—173 TCGA (inclusive) could apply.

9.9.5	The Company has not within the last six years acquired any asset from any other company (including another member of the Group) which was, at the time of such acquisition, a member of the same group of companies as the Company for the purposes of any tax as defined in Section 170 TCGA.

9.9.6

The Company has not been subject to any claim or election under section 35 or Schedule 4 TCGA (rebasing), whether made by itself or any other person and the Company has never made an election under paragraph 4 of Schedule 2 TCGA (assets held on 6th April 1965).

9.9.7	In the six year period ending on Completion, the Company has not been a party to or involved in any share for share exchange nor any scheme of reconstruction or amalgamation such as are mentioned in Sections 135 and 136 TCGA.

9.10	Capital Allowances

9.10.1	No balancing charge under the CAA would be made on the Company on the disposal of any pool of assets (that is, all those assets whose expenditure is taken into account in computing whether a balancing charge would arise on a disposal of any other of those assets) or of any asset not in such a pool, on the assumption that the disposals are made for a consideration equal to the book value shown in or adopted for the purposes of the Accounts for the assets in the pool or (as the case may be) for the asset.

9.10.2	None of the assets, expenditure on which has qualified for allowances under Part 3 (Industrial Buildings Allowances) CAA has at any time since that expenditure was incurred been used otherwise than as an industrial building or structure.

9.10.3	The Disclosure Documents give full details of all disclaimers of capital allowances.

9.10.4	The Disclosure Documents give details of any long life asset expenditure which has been incurred by the Company within the meaning of Section 90 CAA).

9.10.5	The Company has not since the Balance Sheet Date done or omitted to do or agreed to do, or permitted to be done, any act as a result of which there may be made a balancing charge under the CAA or a withdrawal of first year allowances or recovery of excess relief within Chapter 11 of Part 2 CAA.

9.10.6	The Company has not made any claim for capital allowances in respect of any asset which is leased to or from or hired to or from the Company.

9.10.7	The Company has not made any election under Section 83 of the CAA (short life assets) nor is taken to have made such an election under Section 89(4) thereof.

9.10.8	No capital expenditure is excluded from being qualifying expenditure for the purposes of the CAA by virtue of Chapters 15 (assets provided or used only partly for qualifying activity) or 17 (anti-avoidance) of Part 2 CAA.

9.11	Reliefs

9.11.1	The Disclosure Documents give details of all surrenders of or claims to which the Company is or has been party within the last six years for (i) any advance corporation tax under the provisions of Section 240 Taxes Act (surrender of advance corporation tax) (ii) any amount by way of group relief under the provisions of Sections 402 to 413 (inclusive) Taxes Act (group relief) and (iii) any right to a tax refund under the provisions of Section 102 Finance Act 1989.

9.11.2	The Company is not and will not, so far as the Sellers are aware, as a result of anything done before the date of this agreement, become liable to make any payment for an amount surrendered by any other company under or in connection in with the provisions of Section 402 Taxes Act.

9.11.3	No relief which has been treated as an asset in preparing the Accounts could or might effectively be withdrawn, postponed, restricted or otherwise lost as a result of the sale and purchase under this Agreement or any other event or circumstance occurring or arising at any time after the Balance Sheet Date.

9.12	Distributions and Advance Corporation Tax

9.12.1	In the six year period ending on Completion, the Company has not made any repayment of share capital to which Section 210 Taxes Act applies or issued any share capital paid up otherwise than by the receipt of new consideration within the meaning of Part VI Taxes Act.

9.12.2	In the six year period ending on Completion, the Company has not issued any security (within the meaning of Section 254(1) Taxes Act) outstanding in Completion in circumstances such that any interest or other payment payable in respect of it may be treated as a distribution under Section 209 Taxes Act.

9.12.3

In the six year period ending on Completion, the Company has not issued any share capital to which the provisions of section 249 Taxes Act or section 141 TCGA (stock dividends) could apply nor does it own any such share capital nor granted options or rights to any person which entitles that person to require the issue of any share capital.

9.12.4	No Group Company has been concerned in any exempt distribution within Section 213 Taxes Act within the period of six years preceding Completion (demergers: exempt distributions).

9.12.5	MIM Inc. has not distributed stock of another person or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the U.S. Internal Revenue Code of 1986, as amended.

9.13	Intangible Fixed Assets

9.13.1	The book value of each intangible fixed asset of the Company in or adopted for the purposes of the Accounts on which debits and credits are calculated for the purposes of Schedule 29 to the Finance Act 2002:-

9.13.1.1	does not exceed the written down value of such asset (where paragraph 20 is applicable as amended by paragraph 22 where appropriate); or

9.13.1.2	does not exceed the cost of such asset (where paragraph 21 is applicable as amended by paragraph 22 where appropriate) and there are no circumstances in which paragraph 23 would apply on the realisation of an asset.

9.13.2	No intangible fixed asset has been revalued since the Balance Sheet Date and, so far as the Sellers are aware, there is no reason why an intangible fixed asset should be revalued pursuant to Part 3 of Schedule 29 to the Finance Act 2002.

9.13.3	The Company has not ceased to be a member of a group of companies for the purposes of Part 8 of Schedule 29 to the Finance Act 2002.

9.13.4	The Company has not made an election in accordance with Part 2 (writing down at fixed rate) and the Company has not nor has any company which was a member of the same group of companies at the relevant time made any claims, elections or clearance applications in accordance with Part 7 (roll-over relief) or Part 9 (reallocation of degrouping charge within Group) of Schedule 29 to the Finance Act 2002.

9.13.5	The Company has not been a party to or involved in any tax-neutral transaction pursuant to Part 9 (transfers within a Group etc.) or Part 11 (transfer of business or trade) of Schedule 29 to the Finance Act 2002.

9.13.6	The Company has not acquired any intangible fixed assets in circumstances in which Part 12 (transactions between related parties) of Schedule 29 to the Finance Act 2002 would apply.

9.13.7	The Company has not entered into any tax avoidance arrangements as described in paragraph 111 of Schedule 29 to the Finance Act 2002.

9.14	Loan Relationships

9.14.1	All borrowings or advances made by the Company constitute loan relationships of the Company and are not relationships to which Sections 92 (convertible securities), 93 (relationships linked to chargeable assets), 94 (indexed gilts), 95 (Gilt Strips) or 96 (other gilts) Finance Act 1996 apply.

9.14.2	No liability to Taxation or non-trading deficit would arise for the Company from the loan relationship to which the Company is party being repaid to the extent of the amounts shown in respect of such loan relationships in the books of the Company at the date hereof.

9.14.3	No interest or other amounts treated or claimed as a debit by the Company (including imputed interest under Sections 770 to 773 Taxes Act) are prevented from being deducted in computing the taxable profits of the Company in the accounting period to which such interest relates for whatever reason, including, without limitation because a relationship is for an unallowable purpose as defined in paragraph 13 of Schedule 9 to the Finance Act 1996.

9.14.4	No loan relationship of the Company constitutes a relevant discounted security as defined in paragraph 3 of Schedule 13 to the Finance Act 1996.

9.14.5	The Company is not party to a relevant contract for the purposes of Schedule 26 Finance Act 2002 (derivative contacts).

9.14.6	The Company does not use a mark to market basis of accounting in respect of any loan relationship and there are no circumstances under which the company would be required to use an authorised accruals basis of accounting in respect of any loan relationship.

9.15	Stamp Duty and Stamp Duty Land Tax

9.15.1	All instruments which establish or are necessary to establish the title of the Company to any asset or to enforce any rights (other than those which have ceased to have a legal effect) executed by the Company (and which are or were subject to stamp duty) have been duly stamped and all land transactions with an effective date on or after 1 December 2003 have been accompanied by a certificate from HM Revenue & Customs evidencing submission of a land transaction return for the purpose of stamp duty land tax and the Company has not executed any other instrument relating to any property situate in, or to any matter or thing done or to be done in, any part of the United Kingdom.

9.15.2	The Company has no liability to stamp duty reserve tax.

9.15.3

The Disclosure Documents disclose all reliefs and exemptions obtained by the Company in the past three years under Section 42 Finance Act 1930, Section 151 Finance Act 1995 and/or Sections 75-79 (inclusive) Finance Act 1986 and there are no circumstances under which Sections 111-113 (inclusive) (clawback of reliefs and exemptions) Finance Act 2002 would apply

(including for the avoidance of doubt execution and/or completion of this Agreement).

9.15.4	The Disclosure Documents disclose all land transactions to which the Company is or has been a party and in relation to which the Company is required by the legislation relating to stamp duty land tax to take any action on or after Completion together with the details of the action that is required to be taken.

9.16	Anti-avoidance

The Company has not entered into or been a party to any pre ordained series of transactions, composite transactions or any other schemes or arrangements into which steps were inserted which served no purpose other than the saving of Taxation.

9.16.1	The Company has not been party to any other transaction or arrangement of any nature which could give rise to a charge to Taxation under Part XVII Taxes Act.

9.16.2	The Disclosure Documents give details of all advice (excluding advice of a routine nature) provided by any tax professional or tax practitioner (including without limitation any solicitor, barrister, attorney or accountant) to or involving the Company where such advice has as its main or one of its main objects a material reduction or deferral in any Taxation Liability and where such advice has been implemented in the last 6 years.

9.17	Close Company

9.17.1	The Company is and has always been a close company for Taxation purposes but is not and has not been a close investment holding company as defined in Section 13A Taxes Act.

9.17.2	The Company has not made a distribution within the meaning of Section 418 of the Taxes Act except as provided for and properly disclosed in the Accounts.

9.17.3	The Company has no loan outstanding to which the provisions of sections 419 and 420 Taxes Act would apply.

9.17.4	The Company has not held and does not hold shares in a company not being another member of a group of companies (including the Company) as defined in section 170 TCGA which has made any such transfer as was referred to in section 125 TCGA.

9.18	Value Added Tax

9.18.1	The Company is treated as a member of a group of companies for the purposes of the VATA of which the representative member is Murray Group Management Limited (the “Representative Member”) and has not in the last three years been registered for such purposes otherwise than as a part of such group.

9.18.2	The Company has not been subject to a direction by HM Revenue & Customs under Schedule 9A (anti-avoidance provisions:-groups) VATA and so far as the Sellers are aware there is no reason why any such direction might be given.

9.18.3	Neither the Company nor any other past or present member of the group that the Representative Member represents for the purposes of the VATA has been party to any arrangement or scheme which might prevent or delay the Company ceasing to be a member of that group as from the date of Completion.

9.18.4	The Representative Member has complied with and observed in all respects the terms of the VATA and Section 10 of the Finance Act 1985 and all regulations made or notices issued thereunder, has maintained and obtained full, complete, correct and up-to-date records, invoices and other records (as the case may be) appropriate or requisite for the purposes thereof and neither it nor any of its officers or directors is or, so far as the Sellers are aware, will be liable (in respect of anything done before Completion) to any interest, penalty or surcharge in respect of VAT.

9.18.5	No claims have been made by the Company under Section 36 of the VATA (refund of tax in cases of bad debts).

9.18.6	The Company is entitled to obtain full credit for input tax paid or suffered by it and, so far as the Sellers are aware, there are no circumstances by reason of which the Company may cease to be so entitled.

9.18.7	The Disclosure Documents contain details of any assets of each member of the Group to which the provisions of Part XV Value Added Tax Regulations 1995 (the Capital Goods Scheme) apply and in particular:-

9.18.7.1	the identity (including, in the case of leasehold property, the terms of years), date of acquisition and cost of the asset; and

9.18.7.2	the proportion of input tax for which credit has been claimed (either provisionally or finally in a tax year and stating which).

9.18.8	The Company has not been required by HM Revenue & Customs to give security under paragraph 4 of schedule 11 to the VATA.

9.18.9	The Company has not in the previous six years deducted any input tax in reliance on the intended use of the goods or services to which the input tax relates where the actual use of those goods or services has not yet occurred.

9.18.10	The Company does not own the fee simple in any building or civil engineering work which is uncompleted or which was completed (within the meaning of Note (2) to Group 1 Schedule 9 VATA) less than three years before the date of this agreement.

9.18.11	The Disclosure Documents contain particulars of:

9.18.11.1	any election under paragraph 2 Schedule 10 VATA to waive exemption from

VAT in relation to any land made by the Company or by any member or former member of any group of companies of which the Company is or was registered for VAT purposes; and

9.18.11.2	any agreement or other arrangement to which the Company is a party whereby the Company has agreed not to waive exemption from VAT pursuant to paragraph 2 Schedule 10 VATA in relation to any land.

9.18.12	The Company has not given or accepted any certificate as to zero rating under the provisions referred to in section 62 VATA.

9.19	Inheritance Tax

9.19.1	No shares in or assets of the Company were acquired by it or (as the case may be) the Sellers in circumstances such that they continued to be subject to any Inland Revenue charge to which they were subject immediately prior to such acquisition or such that, if they had been subject to an Inland Revenue charge immediately prior to such acquisition, they would have continued to be subject to it.

9.19.2	No shares in or assets of the Company are subject to any such power of sale, charge or mortgage as is mentioned in section 212 IHTA and there are no circumstances which might lead to such a power arising.

9.20	Secondary Liability

9.20.1	No transaction or event has occurred (including without limitation the execution or implementation of the Agreement) in consequence of which the Company is or, so far as the Sellers are aware, may be held liable for any Taxation or deprived of reliefs or allowances otherwise available to it or may be otherwise held liable for any Taxation for which some other company or person was primarily liable (whether by reason of any such other company being or having been a member of the same group of companies or otherwise).

9.20.2	The Company is not, nor, so far as the Sellers are aware, will it become, liable to pay, or make reimbursement or indemnity in respect of, any Taxation (or any amount corresponding to Taxation) in consequence of the failure by any other person to discharge that Taxation or amount within any specified period or otherwise, where the Taxation or amount relates to a profit, income or gain, transaction, event, omission or circumstances arising, occurring or deemed to arise or occur (whether wholly or partly) before Completion.

9.21	Payments equivalent to Tax

9.21.1	The Company has not so far as it is aware in the previous seven years entered into any indemnity, guarantee, covenant, tax sharing or tax allocation agreement under which the Company has agreed or can be procured to meet or pay a sum equivalent to or by reference to another person’s liability to Taxation.

9.21.2	The Company is not liable nor has any event or omission occurred in consequence of which the Company could at any time become liable to make a payment to any person as a result of the discharge by that person of any liability of the Company to Taxation incurred on or before Completion.

9.22	Application of Warranties to the Subsidiaries

Each of the statements in the Tax Warranties Schedule would be true and accurate in relation to each of the Subsidiaries if for references to the Company or to the Group were substituted references to that Subsidiary and any references to UK or U.S. legislation are references to any equivalent legislation in the relevant jurisdiction.

10	PROPERTY

In warranties 10.2 to 10.21 inclusive, “Property” shall mean the Properties set out in Part 1 of the third schedule.

10.1	The Properties comprise all the freehold, feuhold, heritable and leasehold land and premises owned, occupied or otherwise used by Group Companies.

10.2	The details relating to the Properties which are set out in the Property Schedule are true and complete and accurate and not misleading.

10.3	A Group Company is in sole occupation of the Properties and it has not granted any lease, licence, concession or any other arrangement whereby a third party has been given or is entitled to occupation of the Properties.

10.4	There are no options, rights or rights of pre-emption affecting the Properties which may be binding on a Group Company. No Group Company has agreed to dispose of the Properties or any part thereof or interest therein and has not agreed to acquire the whole or any part of any other land or buildings or any interest (including as tenant or licensee), option, right or right of pre-emption in any other land.

10.5	A Group Company has, throughout the period of its ownership or tenancy of the Properties, had vacant and undisputed possession of the Properties and the relevant Group Company has not received any notice of any circumstance which would entitle a superior, landlord or other person to exercise any right of irritancy or forfeiture or which would otherwise restrict or terminate the continuing sole and exclusive possession or occupation of the Properties by the relevant Group Company.

10.6	No Group Company has at any time (i) been party to any lease or licence relating to any land or (ii) acted as a guarantor in relation to any lease or licence.

10.7	There are no outgoings payable in respect of the Properties other than the usual local authority rates all of which have been paid to date.

10.8	There is no outstanding monetary claim or liability, contingent or otherwise in respect of the Properties under the Town and Country Planning (Scotland) Acts or otherwise.

10.9	No planning permission in respect of the Properties has been revoked and there is no application for planning permission awaiting determination. No planning decision or deemed refusal is subject to appeal.

10.10	There is no agreement affecting the Properties under Section 75 of the Town and Country Planning (Scotland) Act 1997 or any legislation of similar nature nor any agreement to create the same.

10.11	As far as the Sellers are aware there are no subsisting disputes or claims affecting any of the Properties relative to any title conditions affecting the Properties.

10.12	Other than those disclosed or referred to in the title deeds for the Properties, the Sellers are not aware of any wayleaves, servitudes affecting the Properties.

10.13	There are no subsisting disputes with adjoining proprietors or third parties concerning items common to the Properties and adjacent premises, access to or from the Properties or the title to the Properties.

10.14	There are no rights (or purported rights) exercised over the Properties not disclosed in the title deeds.

10.15	There are no rights exercised by the Seller over adjoining premises not disclosed in the Properties.

10.16	the Properties are not affected by any repayable grant.

10.17	As far as the Sellers are aware:-

10.17.1	there are no outstanding claims or enforcement action under any planning laws or similar statutory regulations affecting any part of the Properties nor any subsisting breaches of such laws or regulations;

10.17.2	there are no outstanding claims or enforcement action under any statutory requirements affecting any part of the Properties or its current use(s) including without limitation Building Control and Licensing requirements nor any subsisting breaches of such laws or regulations;

10.17.3	no Seller has made written application to the Local Authority for any expansion or further development of any part of the Properties, and no Seller has received no written notice that any expansion or further development of any part of the Properties is subject to any planning restrictions or conditions;

10.17.4

no Seller has received notice from the Local Authority or any government agency, private party or other entity responsible therefor that would result in the termination of (i) the current, vehicular and pedestrian access from any part of the Properties to presently existing public roads or (ii) access from any part of the Properties to existing sewer or other utility facilities serving, adjoining or situated on any part of the Properties; and

10.17.5	no Seller has received notice (formal or informal) of any pending, nor is there any ongoing, judicial or administrative action affecting the Properties or any part thereof.

10.18	Where necessary all water, sewer, gas, electric, telephone, cable, drainage facilities, all other utilities required by applicable legal requirements or by the use and operation of each part of the Properties, together with all servitudes and rights of way necessary for the use and enjoyment thereof, are installed to each of the Properties and all buildings thereon, are connected pursuant to valid permits, are adequate so as to comply with applicable legal requirements.

10.19	The Sellers are not aware of any common repairs scheme instructed or proposed affecting the Properties.

10.20	There are no outstanding claims or enforcement action in respect of any of the Properties under the fire precautions legislation and any Fire Certificates necessary for the occupation of the Properties have been obtained and complied with in all respects. There are no outstanding requirements (formal or informal) at the instance of the fire authority.

10.21	The Sellers or Group Companies hold at the Properties all necessary Health and Safety Files in connection with the occupation and use of the Properties and the Seller and the relevant Group Company has complied with all associated statutory requirements.

11	ENVIRONMENTAL MATTERS

In this paragraph 11:

“Environment” means air (including, without limitation, that within buildings or natural or man-made structures, whether above or below ground), water (including, without limitation, surface waters, inland waters and ground water) and land (including, without limitation, soil, sediment and river beds under any water as described above, surface land and sub-surface land);

“Environmental Agency” means any regulatory or enforcement body in respect of any Relevant Law including (without limitation) any Waste Regulation Authority, Waste Disposal Authority, Sewerage Undertaker, Land Drainage Authority, Drainage Authority or Local Authority, the Environment Agency and the Health and Safety Executive and their counterpart in any international governmental body, nation, province or locality;

“Environmental Audit” means any survey, inspection, audit, test or examination carried out for the purpose of assessing or demonstrating compliance with the terms of any Relevant Law or of any Permit or assessing the extent to which any Property or any neighbouring property has been contaminated by any Hazardous Substance;

“Permit” means any consent, approval, authorisation, exemption, filing requirement, licence, order, permission, recording or registration required under Relevant Law (and references to obtaining Permits shall be construed accordingly);

“Relevant Law” means any and all Environmental Law (as defined in paragraph 1.1 of the Agreement) applicable to the Company or any of the Properties.

11.1	Each of the following Warranties in this paragraph 11 applies in relation to the conduct of the business carried on by the Company and the use of the Properties.

Compliance

11.2	The Company has in the five year period leading up to the Completion Date:-

11.2.1	complied in all material respects with all Relevant Laws;

11.2.2	obtained all material Permits required by all Relevant Laws; and

11.2.3	complied in all material respects with the terms and conditions of all such Permits;

11.3	So far as the Sellers are aware, the current conduct of its business by the Company and its current use of the Property(ies) will not give rise to any material failure to comply with any Relevant Law in force at the Completion Date or reasonably expected to be in force at the Completion Date or with the requirements of any Permit or to any proceedings being taken or notices served by an Environmental Agency under any Relevant Law in force at the Completion Date or reasonably expected to be in force at the Completion Date.

11.4	Full details have been disclosed to the Purchaser of expenditure which, so far as the Sellers are aware, will be required to be incurred by the Purchaser or the Company to comply with any Relevant Law or any condition attaching to any Permit in the 12 month period following the Completion Date.

Allegations of breaches etc

11.5	Neither the Company nor the Sellers have received any written allegation, notice or claim of any violation or failure of the Company or any of the Properties to comply with the requirements of any Relevant Law or of any Permit, nor has any written notice or notification of any such violation or failure been received from an Environmental Agency under or pursuant to any Relevant Law, which in each case has not since been satisfied or resolved in all material respects, and so far as the Sellers are aware, there are no circumstances which are likely to give rise to such claim as mentioned above or other formal enforcement.

Hazardous substances

11.6	The Company has not deposited, nor, so far as it is aware, caused or permitted to be deposited or caused any pollution, contamination, release, discharge, or emission of any Hazardous Substance (as defined in clause 1.1 of this agreement) to the extent that it would result in material liability of the Company under Relevant Law other than in accordance with a Permit which was valid at the time or Relevant Law.

11.7	So far as the Sellers are aware, no other person has used, disposed of, generated, stored, transported, dumped, released, deposited, buried or emitted any Hazardous Substance at, on, from or under any of the Property to the extent that it would result in material liability of the Company under Relevant Law.

11.8	All underground storage tanks at any Property which the Company has used to store any Hazardous Substance are, and have been at all times when so used by the Company or any person permitted by the Company to use them, fit for the purpose of containing the substances which they are containing or have contained and/or (where detection is required under law in the local jurisdiction) detecting any release thereof.

11.9	The Company has not disposed of any Hazardous Substance or waste at any property in the USA which, to the knowledge of the Sellers, is listed on the US National Priorities List, CERCLIS, or any other equivalent state list of contaminated properties.

Documentation

11.10	The Disclosure Documents contain true and complete copies of the following documents in relation to the Company and/or the Property(ies) which have been created at any time during the four years prior to the Completion Date (save where indicated to the contrary):-

11.10.1	notices to or from any Environmental Agency given or received by the Company and all correspondence relating to those notices;

11.10.2	any report, whether prepared on behalf of the Company or for a third party but which is in the Company’s possession or under their control, resulting from any Environmental Audit which has been carried out in connection with the Company or any Property;

11.10.3	all current Permits and pending applications for Permits or renewals thereof and details of appeals (whether current or pending) relating to environmental, planning and health and safety matters;

11.10.4	details of all ongoing litigation files, including administrative proceedings in connection with any governmental or local authority requirements, under Relevant Law affecting the business of the Company or the Property(ies) and a list of all historic litigation files under Relevant Law affecting the Company or the Property;

11.10.5	all information (whenever created) in the Company’s possession or control concerned with the position, testing and age of underground storage tanks at any Property;

11.10.6	details of any remedial measures taken, being taken, or to be taken to prevent, reduce, mitigate or clean up any material pollution of the Environment deriving from the business of the Company or the Property(ies); and

11.10.7	details of all spillages or releases of any Hazardous Substances upon, from or to, the Property(ies) of which the Sellers are aware which are currently likely to give rise to material liability of the Company arising out of (i) a breach of any Relevant Law, (ii) a failure to comply with the requirements of any Permit or (iii) any remedial and clean-up action (as defined by clause 13.2.3 of this agreement).

11.10.8	The Company has not assumed by contract or otherwise the liability of any other person for compliance with Relevant Law, for any remedial and clean-up action or for Environmental Contamination (as defined in clause 1.1 of the Agreement), save under any leases held by the Company.

12	EMPLOYEES

In this paragraph 12:

“Employees” means the employees employed by the Company as at the Completion Date;

“TULR©A” means the Trade Union and Labour Relations (Consolidation) Act 1992;

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended);

12.1	There is contained in the Disclosure Documents details of the following information in relation to each Employee:-

12.1.1	name;

12.1.2	employer;

12.1.3	age;

12.1.4	job description;

12.1.5	emoluments (including any bonus (including, for avoidance of doubt, any bonus payment due on termination of employment or to which an Employee is entitled) or commission arrangements and any non-cash benefits) which the Company is bound to provide either now or in the future;

12.1.6	date of commencement of employment or of any previous employment with which such employment is continuous;

12.1.7	notice period required to be given by the Company and the employee;

12.1.8	whether or not a member of the Company’s pension scheme(s);

12.1.9	whether or not a member of a trade union recognised by the Company; and

12.1.10	date of last increase in salary and such information is complete and correct in all material respects.

12.2	There are no Employees employed by the Company other than those whose names are set out in the Disclosure Documents;

12.3	Up to date and complete copies of service agreements and/or letters of appointment of all directors and officers of the Company and a representative sample of the contracts of employment of the Employees and any other documents currently in force relating to the employment of the Employees including any employee handbook (whether or not contractual) are included in the Disclosure Documents together with full particulars of any consultancy or secondment or other similar agreements and any agreements relating to casual workers and copies of any such agreements currently in force.

12.4	Since the Balance Sheet Date no change has been made in the terms of employment of any Employee entitled to remuneration at a rate in excess of £20,000 per annum and no such change, and no negotiation or request for such a change, is due or expected.

12.5	No Employee has given notice terminating his contract of employment or is under notice of dismissal and no offer(s) have been made to employ or engage any person who is not an Employee and no order has been made for the reinstatement or reengagement of any employee of the Company.

12.6	No amount due to or in respect of any Employee is in arrears and unpaid other than salary for the month current at the date of this Agreement and in respect of the reimbursement of reasonable business expenses for each such Employee.

12.7	The Company has in relation to each of the Employees, so far as the Sellers are aware:-

12.7.1	complied with all obligations imposed on it under such Employee’s terms and conditions of employment and any collective agreements and arrangements which relate to any such Employee;

12.7.2	complied with all obligations imposed on it by, and all orders and awards made under, all statutes, regulations, codes of conduct and practice and customs and practices which are relevant to the employment of such Employee or their terms and conditions of employment; and

12.7.3	maintained current adequate and suitable records regarding the service of such Employee.

12.8	Within a period of one year preceding the date of this Agreement in relation to the Company or to any of the Employees:-

12.8.1

there has been no notice of any redundancies to the Secretary of State for Employment or consultations with any independent trade union or unions or other employee representative(s) under Section 188 of TULR©A; and

12.8.2	there have been no relevant transfers as defined in TUPE.

12.9	There are no agreements or arrangements or practices in relation to any Employees, whether binding or otherwise, for the payment of compensation on termination of employment by reason of redundancy exceeding the basic statutory redundancy payment as calculated in accordance with section 162 of the Employment Rights Act 1996.

12.10	No gratuitous payment has been made or is outstanding in connection with the employment of any Employee.

12.11	There is no existing, pending or threatened litigation or dispute between the Company and any Employee or any trade union or other organisation formed for a similar purpose or any other employee representative(s) in connection with the employment of the Employees and there are no circumstances (including, so far as the Sellers are aware, Completion) which are likely to give rise to any such litigation or dispute.

12.12	Full and up to date particulars of all existing and proposed works councils, collective agreements or other arrangements or understandings (whether binding or not) with any trade union, staff association or other body representing any Employee and all documents relating to such agreements, arrangements and understandings are included in the Disclosure Documents.

12.13	Full details of all existing and proposed share incentive schemes, share option schemes or profit sharing, bonus, commission or other incentive schemes and all company car arrangements, medical expenses, permanent health and other employee benefit arrangements for any Employee are included in the Disclosure Documents.

12.14	So far as the Sellers are aware neither this agreement nor Completion will or is likely to cause any Employee to terminate his employment.

12.15	The Company has maintained adequate up to date records regarding the service of each Employee (including details of terms of employment, payments of statutory or other sick pay, statutory or other maternity pay, disciplinary and health and safety matters, income tax and social security contributions and termination of employment), copies of all underlying documentation relating to schemes operated by the Company in connection with the matters referred to in this paragraph 12.15 are included in the Disclosure Documents and no proposal has been made to any Employee to adopt any new scheme in relation to any such matters.

12.16	Within 3 years preceding the date of this agreement, there has been no industrial action or trades disputes involving or relating to any Employees.

12.17	There are no arrangements planned or in progress for dismissing any Employee nor is the Company aware of having any reason to dismiss any Employee who is entitled to remuneration of £20,000 per year or greater.

12.18	The only employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), employee welfare benefit plans (as defined in Section 3(1) of ERISA), bonus, stock purchase, stock ownership, stock option, deferred compensation, incentive, severance, termination or other compensation plan or arrangement, or other material employee fringe benefit plans (collectively the “Benefit Plans”) presently maintained by, or contributed to by Murray International Metals, Inc. (in these paragraphs 12.18 to 12.23 inclusive, the “Company”) for the benefit of employees or former employees of the Company, are listed in the Disclosure Documents.

12.19	The Company and, and each of the Benefit Plans, are in compliance in all material respects with the applicable provisions of ERISA, and those provisions of the Code applicable to the Benefit Plans.

12.20	All contributions to, and payments from, the Benefit Plans which may have been required to be made in accordance with the Benefit Plans and ERISA have been made. All contributions with respect to the period ending on the Closing Date will have been paid by that date or properly accrued.

12.21	The Company and each employer that is treated as a single employer with the Company for the purposes of section 414 of the Code (and each “ERISA Affiliate”) have complied in all material respects with the notice and continuation coverage requirements of section 4980B of the Code and the regulations thereunder.

12.22	All of the Benefit Plans which are intended to be “qualified” plans under section 401(a) of the Code have received determination letters from the Internal Revenue Service (“IRS”) to the effect that such Benefit Plans are so qualified and exempt from federal income taxes under sections 401(a) and 501(a), respectively, of the Code or the form of such Benefit Plan has received a favorable opinion letter on the form of the Benefit Plan from the IRS on which such Benefit Plan is entitled to rely; and no determination letter or opinion letter with respect to any such Benefit Plan has been revoked nor has the Company received notice of threatened revocation, nor has any such Benefit Plan been amended, or failed to be amended, since the date of its most recent determination letter in any respect that would adversely affect its qualification or materially increase its cost nor has any such Benefit Plan been amended in a manner that would require security to be provided in accordance with section 401(a)(29) of the Code.

12.23

Neither the Company or any ERISA Affiliate has incurred, or could reasonably be expect to incur, any liability under the minimum funding standards provisions of Section 302 of ERISA or Section 412 of the Code, or

Title IV of ERISA, including, without limitation, any withdrawal liability, (within the meaning of Section 4201 of ERISA) to any multiemployer pension plan, within the meaning of Section 3(37) of ERISA nor does the Company or any ERISA Affiliate have any potential withdrawal liability arising from a transaction described in Section 4204 of ERISA.

13	INSOLVENCY ETC.

13.1	No order has been made, petition presented or meeting convened for the winding up of the Company or for the appointment of any provisional liquidator (or equivalent in the jurisdiction of its incorporation) (or other process whereby the business is terminated and the assets of the Company concerned are distributed amongst the creditors and/or shareholders or other contributors), and there are no cases or proceedings under any applicable insolvency, reorganisation or similar laws in any relevant jurisdiction, and, so far as the Sellers are aware, no events have occurred which, under applicable laws, would justify any such cases or proceedings.

13.2	The Company is not insolvent and has not stopped payment and is not unable to pay its debts (within the meaning of section 123 of the Insolvency Act 1986) and the Company is capable of meeting its liabilities as and when they fall due and, so far as the Sellers are aware, for the foreseeable future.

13.3	All charges in favour of the Company required to be registered have been so registered to comply with all necessary formalities as to registration or otherwise in any jurisdiction in which it is registered, resident or operates.

13.4	The Company has never been a party to any transaction to which the provisions of sections 238 to 246 (inclusive) of the Insolvency Act 1986 may be applicable.

13.5	No receiver or administrative receiver has been appointed or, so far as the Sellers are aware, could lawfully be appointed by any person over the Company’s business or assets or any part thereof, nor has any order been made by or petition presented to the court for the appointment of an administrator in respect of the Company (or the equivalent in the jurisdiction of incorporation of the Company). No administrator of the Company has been appointed by any other person entitled to appoint such an administrator pursuant to Schedule B1 to the Insolvency Act 1986, nor, so far as the Sellers are aware, have any documents been filed with the court for the appointment of such an administrator and nor, so far as the Sellers are aware, has any notice of intention to appoint such an administrator been given by any such person (or the equivalent in the jurisdiction of incorporation of the Company).

14	PENSIONS

The Pension Schemes

14.1	Save as disclosed, other than:

14.1.1	the MIH Pension Plan;

14.1.2	a stakeholder pension scheme designated with Standard Life under scheme reference number J56411 (“the Stakeholder Pension Scheme”); and

(the schemes referred to in 14.1.1 and 14.1.2 together being referred to in these Pension Warranties as “the Pension Schemes”); and

14.1.3	the Murray International Holdings Limited Group Life Assurance Plan insured with Unum under policy number 0494547 (“the Life Assurance Plan”); and

14.1.4	the Murray International Holdings Limited Group Dependants’ Plan insured with Unum under policy number 0588284 (“the Dependants’ Plan”); and

14.1.5	the money purchase pension arrangement established for the benefit of the Company’s employees in the United Arab Emirates (the “Sharjah Scheme”)

the Company has never sponsored, designated, participated in or contributed to any arrangement (whether or not closed, funded or approved) for providing pension or other benefits on, or in anticipation of, the retirement, death, accident or sickness of any current or former director or employee of the Company, nor has it agreed or announced any proposal to enter into or establish any such arrangement.

14.2	The Murray International Holdings Limited Executive Pension Plan (“the Executive Pension Plan”) was established for the benefit of directors and executives of the Guarantor. To the extent that any current or former director or employee of the Company is a member of the Executive Pension Plan, he or she is a member solely by virtue of being a director of the Guarantor not by virtue of his or her service with the Company. The Company has no liability in relation to the Executive Pension Plan and will not have any liabilities in relation to it at any point in the future.

Disclosure

14.3	All material particulars of the Pension Schemes, the Life Assurance Plan and the Dependants’ Plan and basic information about the Sharjah Scheme required to permit the Purchaser to form a true and fair view of them, the benefits (including contingent benefits) provided, or to be provided under them and the Company’s obligations in relation to them have been disclosed to the Purchaser including true and complete copies of:-

14.3.1	the current trust deed and rules governing the MIH Pension Plan, including any deeds of alteration;

14.3.2	the current policy or contract relating to the Stakeholder Pension Scheme;

14.3.3	basic information about the Company’s liabilities to the Sharjah Scheme;

14.3.4	the current insurance policy relating to the Life Assurance Plan;

14.3.5	the current insurance policy relating to the Dependants’ Plan;

14.3.6	the current explanatory booklet(s) issued to members of the Pension Schemes;

14.3.7	any recent announcements to any current or former director or employee of the Company, including the designation of any stakeholder pension scheme, other than announcements which have been fully incorporated into the documents referred to in clauses 14.3.1 and 14.3.2;

14.3.8	membership data for any current or former directors or employees of the Company who are members of the Pension Schemes;

14.3.9	all deeds of adherence or other documents by which the Company agreed to contribute to or take part in the Pension Schemes;

14.3.10	the latest actuarial valuation of the MIH Pension Plan; and

14.3.11	the latest trustees’ report and account of the MIH Pension Plan.

Nature of the Pension Schemes

14.4	There are no practices relating to benefits from the Pension Schemes, the Sharjah Scheme, the Life Assurance Plan or the Dependants’ Plan which are not reflected in the documentation disclosed to the Purchaser.

14.5	No undertaking or assurance (whether or not constituting a legally binding commitment) has been given to any current or former director or employee of the Company about the continuation of the Pension Schemes, the Sharjah Scheme, the Life Assurance Plan or the Dependants’ Plan or any alteration to or exception from their terms or the increase or improvement of benefits or the exercise of any discretion.

14.6	No discretion or power has been exercised (or practice followed) under the Pension Schemes in respect of any current or former employee or director of the Company to:-

14.6.1	augment benefits (whether in relation to early retirement, pension increases or otherwise);

14.6.2	admit to membership a person who would not otherwise have been eligible for admission to membership;

14.6.3	admit to membership a person on terms which provided for or envisaged the payment of a transfer value or a transfer of assets from another scheme to the Pension Scheme in a case in which the payment or transfer has not been made in full;

14.6.4	provide a benefit which would not otherwise be provided; or

14.6.5	pay a contribution which would not otherwise have been paid.

14.7

The Stakeholder Pension Scheme and the Sharjah Scheme only provide money purchase benefits, as defined in section 181 of the Pension Schemes Act 1993. Save as disclosed and apart from benefits described under the MIH Pension Plan, no assurance, promise or guarantee has been made or given to any current or former director or employee of the Company of a particular level or amount of benefit to be provided for or in respect of him under that scheme on death, retirement or leaving service.

Inland Revenue Approval and Contracting-Out

14.8	So far as the Sellers are aware, the Stakeholder Pension Scheme is approved under Chapter IV, Part XIV of the Taxes Act and so far as the Sellers are aware there is no matter which might give the Inland Revenue reason to withdraw such approval.

14.9	The MIH Pension Plan is approved under Chapter I, Part XIV of the Taxes Act and there is no matter which might give the Inland Revenue reason to withdraw such approval. A copy of the letter of approval has been disclosed to the Purchaser.

14.10	The MIH Pension Plan is a contracted out scheme for the purposes of the Pension Schemes Act 1993 and has been administered in accordance with the contracting out requirements of that Act. A copy of the contracting out certificate has been disclosed to the Purchaser.

Disputes

14.11	There are no civil, criminal, arbitration, administrative or other proceedings or disputes (which includes, without limitation, contact with the Pensions Regulator, OPRA, the Pensions Advisory Service or the Pensions Ombudsman) in respect of the Pension Schemes, the Sharjah Scheme, the Life Assurance Plan or the Dependants’ Plan by or against:

14.11.1	the Sellers or the Company for which the Company could incur liability and no such proceedings or disputes are pending or threatened;

14.11.2	so far as the Sellers are aware, the trustees, managers or administrators of the Pension Schemes, the Sharjah Scheme, the Life Assurance Plan or the Dependants’ Plan for which the Company could incur liability and so far as the Sellers are aware no such proceedings or disputes are pending or threatened.

The Sellers are not aware of a matter which might give rise to a proceeding or dispute of that type in relation to the Pension Schemes, the Sharjah Scheme, the Life Assurance Plan or the Dependants’ Plan.

Compliance

14.12	The Company has complied with its obligations (if any) under section 3 of the Welfare Reform and Pensions Act 1999.

14.13

Save as disclosed, the Company has complied with and the MIH Pension Plan complies with and has been administered at all times in accordance with all applicable legal and administrative requirements (including, without limitation, Article 141 of the Treaty of Rome as it applies to the eligibility of any current or former director or employee of the Company to join the scheme and the benefits provided under it) the requirements of any competent government body or regulatory authority and the trusts, powers and provisions of the scheme.

14.14	Save as disclosed, no current or former director or employee of the Company has been excluded from membership of any Pension Scheme or provided with different benefits under a Pension Scheme because of their sex or because they are or were employed on a part-time or fixed-term basis and no transfer payment has been received from another pension arrangement which provided different benefits for such a reason nor has the pensionable remuneration of any current or former director or employee of the Company been calculated by reference to a set off or deduction.

Funding, Contributions & Expenses

14.15	The Company may terminate any obligation it may have to contribute to the Pension Schemes without incurring any liability to any current or former director or employee of the Company who is a member or former member of any of them under an agreement or arrangement with the member or former member.

14.16	All contributions, (including fees, charges and expenses of whatever nature) which are payable by the Company under the Pension Schemes and all contributions due from Members of the Pension Schemes have been duly made and remitted within applicable statutory time limits.

14.17	No contribution notice, financial support direction or restoration order has been served on the Company or any person connected to or associated with the Company by the Pensions Regulator in accordance with its powers under the Pensions Act 2004. The Sellers are not aware of any reason why such a contribution notice, financial support direction or restoration order may be served on the Company.

Insured Benefits

14.18	Each benefit (except a refund of contributions) payable under the Pension Schemes on the death of a member of the Pension Schemes is fully insured under the Life Assurance Plan or the Dependants’ Plan. The Sellers have provided the Purchaser with a copy of the insurance policies and details of the insurance premiums. All insurance premiums payable in respect of the current and former directors and employees of the Company for the period to the Completion Date have been paid.

Historic Beckmann/Martin liabilities

14.19	No employee or director of the Company has, since 31 August 1991, transferred to the Company from a previous employer upon a transfer of an undertaking within the meaning of the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 and, so far as the Sellers are aware, no employee or director had so transferred on or before 31 August 1991.

FIFTH SCHEDULE

POST COMPLETION ADJUSTMENTS

Part 1

Statements and Adjustments

1	DEFINITIONS

For the purposes of this schedule unless the context otherwise requires:

“Cash” means the sum of all cash immediately available to the Group in accordance with the fully reconciled cash books of the Group at Completion;

“Completion Statement” means a statement prepared in accordance with the principles and policies set out in part 2 of this schedule and in the Completion Statement Format;

“Completion Statement Format” means the pro forma for the Completion Statement set out in part 3 of this schedule;

“Default Rate” means interest at an annual rate of 3 percentage points above the base rate of Barclays Bank PLC for the time being, calculated on a day to day basis (both after as well as before any judgment);

“Excluded Cash” means all cash: (i) resulting from the sale of the US Shares under the terms of the MIM Inc. Sale Agreement referred to in clause 5.4.5 of this agreement; (ii) resulting from the implementation of the sale and leaseback and the related Sale and Leaseback Documentation referred to in clause 5.4.6 of this agreement; (iii) to the extent not excluded by (i) and (ii), representing the unpaid dividend attaching to the Shares sold to the Purchaser by Kenneth Cockburn referred to in clause 3.2 of this agreement; and (iv) representing the loan and dividend referred to in clause 5.4.12 of this agreement;

“Independent Accountants” means Deloitte Touche Tohmatsu, or, if Deloitte Touche Tohmatsu refuse to act for any reason, such firm of chartered accountants as may be appointed (at the request of either party) by the President for the time being of the Institute of Chartered Accountants in England and Wales;

“Interest Rate” means interest at an annual rate of 1 percentage point above the base rate of Barclays Bank PLC for the time being, calculated on a day to day basis (both after as well as before any judgment);

“Net Cash/Debt” means the aggregate of Cash less Outstanding Indebtedness, which is shown at line 61 against the heading “Bank” in the Completion Statement;

“Outstanding Indebtedness” means the aggregate of indebtedness of the Group for borrowed monies and for finance leases from banks or similar institutions (or similar financing arrangements (other than retention of title arrangements in trading contracts) where the Group does not receive title to goods until such goods have been paid for in full) (excluding all Letters of Credit other than trust receipts issued by the Company’s Middle East branch and Murray International Metals Pte. Limited and, which trust receipts will be taken into account in determining Outstanding Indebtedness to the extent that the amount of outstanding trust receipts has been drawn on bank facilities or bank facilities are utilised as collateral against such trust receipts and therefore is represented by outstanding bank indebtedness) as at Completion including, in each case, all principal and accrued interest and any fee, prepayment fee, costs or penalties which actually require to be paid by the Company or a Subsidiary thereunder and together with unpaid agency fees or breakage costs which actually fall to be paid by the Company or a Subsidiary thereunder;

“Stock” means the amount shown at line 30 in the Completion Statement;

“Trade Payables” means the amount shown at line 31 in the Completion Statement;

“Trade Receivables” means the amount shown at line 36 in the Completion Statement; and

Working Capital” means the sum of all Trade Receivables and Stock less Trade Payables.

2	PREPARATION AND APPROVAL OF COMPLETION STATEMENT

2.1	Within 30 days after the Completion Date the Purchaser shall prepare and deliver to Murray Metals Group Limited (acting throughout this fifth schedule for and with the authority and agreement of all the Sellers) a Completion Statement in the Completion Statement Format and prepared applying the policies and principles set out in part 2 of this schedule.

2.2

Murray Metals Group Limited shall notify the Purchaser in writing (such notification being an “Objection Notice”) whether or not it agrees that the draft Completion Statement as submitted to it complies with paragraph 2.1 within 8 days after it shall have received the same (and for this purpose the Purchaser agrees to give and procure that Group Companies give such access to personnel, books and records of Group Companies as Murray Metals Group Limited shall reasonably request for the purpose of reviewing and assessing the draft Completion Statement); and if Murray Metals Group Limited does not agree it shall in the Objection Notice give particulars and explanations of the items which are not agreed and the adjustments which it considers should be made. If Murray Metals Group Limited indicates in the Objection Notice that it agrees with the draft Completion Statement then the draft Completion Statement shall be deemed agreed and to be the final Completion Statement on the date of receipt by the Purchaser of the Objection Notice. Where no Objection Notice is given within such period the draft Completion Statement shall be deemed agreed and to be the final Completion Statement on the first day after the end of such 8 day period.

2.3	If Murray Metals Group Limited serves an Objection Notice in accordance with paragraph 2.2 above, then the Purchaser and Murray Metals Group Limited shall use all reasonable endeavours to meet as soon as practicable and discuss the objections of Murray Metals Group Limited and its suggested adjustments and any resolution by the parties as to any disputed items shall be final, binding and conclusive on the parties.

2.4	If the Purchaser and Murray Metals Group Limited are unable to reach a resolution to such effect within 2 days of receipt by the Purchaser of an Objection Notice, the Purchaser and Murray Metals Group Limited shall submit the amounts remaining in dispute for resolution to the Independent Accountants, who shall, within 20 days after such submission, determine and report to the parties upon such remaining disputed amounts, and such report shall (in the absence of manifest error) be final, binding and conclusive on the parties hereto with respect to the amounts disputed. The Independent Accountants shall act as an expert and not an arbitrator. If the Independent Accountants as a preliminary matter determine, acting as expert and not a arbitrator, that the dispute cannot be determined and reported upon within the 20 day period allowed for the Independent Accountants shall report that determination to the Purchaser and Murray Metals Group Limited and the 20 day period referred to above shall be extended by such number of days as the Independent Accountants acting as expert deem necessary.

2.5	The fees and disbursements of the Independent Accountants in respect of the resolution of such disputed amounts shall be allocated between the Purchaser and the Sellers so that the Sellers’ share of such fees and disbursements shall be in the same proportion that the aggregate amount of such remaining amounts disputed by Murray Metals Group Limited submitted to the Independent Accountants under paragraph 2.4 unsuccessfully disputed (as finally determined by the Independent Accountants) bears to the total amount of such remaining disputed amounts so submitted to the Independent Accountants under paragraph 2.4.

2.6

If under this paragraph 2 there is no objection to the figures for Cash and Outstanding Indebtedness stated in the draft Completion Statement delivered under paragraph 2.1, then both Cash and Outstanding Indebtedness shall be treated as agreed for the purposes of paragraph 3 below. If there is any objection to Cash and/or Outstanding Indebtedness which is stipulated in a dispute notified in an Objection Notice and which is resolved under paragraph 2.3 then (unless there is outstanding any other objection from the Objection Notice in relation to Cash or Outstanding Indebtedness) both Cash and Outstanding Indebtedness shall be treated as agreed on the date of such resolution for the purposes of paragraph 3 below. If there is any objection to Cash and/or Outstanding Indebtedness which is stipulated in the Objection Notice, which is not resolved under paragraph 2.3 and which is capable of determination in advance of other items the subject of objection in the Objection Notice, the Independent Accountants shall determine Cash and Outstanding Indebtedness where possible notwithstanding that other objections are outstanding and, where both Cash and Outstanding Indebtedness are thus agreed and/or determined they shall be treated as agreed for the purposes of paragraph 3 below.

3	PAYMENT OF ADJUSTMENT TO CONSIDERATION IN RESPECT OF NET CASH/DEBT

3.1	On the later of the business day following the date falling exactly 60 days after the Completion Date and, where the Independent Accountant makes a determination in accordance with paragraph 2 of part 1 of the fifth schedule, within five business days of such determination:

3.1.1	the Sellers, if the Net Cash/Debt is less than zero (that is, there is net debt), shall pay an amount equal to the aggregate of the amount by which the Net Cash/Debt is less than zero in cash, by way of telegraphic transfer in immediately available funds, to a bank account nominated by the Purchaser for this purpose together with an amount equal to interest on such payment at the Interest Rate for the period from (but excluding) the Completion Date to (and including) the date of payment in accordance with this paragraph, calculated on a daily basis; and

3.1.2	the Purchaser, if the Net Cash/Debt is greater than zero (that is, there is net cash), shall pay an amount equal to the aggregate of the amount by which the Net Cash/Debt is greater than zero (the “Net Cash Payment”) in cash, by way of telegraphic transfer in immediately available funds, to the Sellers’ Solicitors without any set off, withholding, deduction, counterclaim or retention whatsoever together with an amount equal to interest on such payment at the Interest Rate for the period from (but excluding) the Completion Date to (and including) the date of payment in accordance with this paragraph, calculated on a daily basis.

4	PAYMENT OF ADDITIONAL CONSIDERATION IN RESPECT OF WORKING CAPITAL

4.1	On the later of the business day following the date falling exactly 60 days after the Completion Date and, where the Independent Accountant makes a determination in accordance with paragraph 2 of part 1 of the fifth schedule, within five business days of such determination:

4.1.1	the Sellers, if the Working Capital is less than £48,000,000, shall pay an amount equal to the aggregate of the amount by which the Working Capital is less than £48,000,000 in cash by way of telegraphic transfer in immediately available funds, to a bank account nominated by the Purchaser for this purpose (without any interest); and

4.1.2	the Purchaser, if the Working Capital is greater than £48,000,000, shall pay an amount equal to the aggregate of the amount by which the Working Capital is greater than £48,000,000 (the “Deferred Amount”) in cash in accordance with the provisions of the eighth schedule.

5	GENERAL

5.1	If any sum due for payment under or in accordance with this schedule or the eighth schedule by any party to another is not paid on the due date, the party in default shall pay interest thereon (at the same time as payment is made) at the Default Rate for the period from the due date to the date of actual payment (both dates inclusive).

5.2	The final consideration for the sale and purchase of the Shares shall be the Consideration as adjusted in accordance with the provisions of this schedule. Repayments to the Purchaser under this schedule or in respect of any successful claim under the terms of this agreement shall so far as possible be by way of repayment of Consideration.

5.3	The Sellers confirm that the Sellers’ Solicitors may receive (and give a good receipt for) all sums to be paid to any of them under this schedule, the eight schedule or otherwise under this agreement generally as agent for the Sellers and the Purchaser shall not be concerned with the basis upon which the sums paid to the Sellers’ Solicitors for and on behalf of more than one Seller shall be distributed between the various Sellers by the Sellers’ Solicitors.

Part 2

Principles of Preparation of the Completion Statement

1.	The Completion Statement will be prepared on the following bases and in accordance with the following overriding accounting principles and policies:

1.1	The Completion Statement will be prepared as at the Completion Date and as if the Completion Date was the last day of a calendar month.

1.2	As stated in the following paragraphs of this part 2, the Completion Statement is to be based on consolidated management accounts for the Group, to be prepared by aggregating management accounts for the United Kingdom business of the Company, the Middle East branch of the Company and each Subsidiary which are in turn based on the financial information contained in the accounting books and records of the Company and each Subsidiary.

1.3	The accounting books and records of the Company and each Subsidiary will be used to prepare individual management accounts for the United Kingdom business of the Company, the Middle East branch of the Company and each Subsidiary (the “Subsidiary Statements”).

1.4	The Subsidiary Statements will in each case be set out in the Completion Statement Format. For ease of use, the Completion Statement Format ascribes a numerical reference for each line in the profit and loss account and balance sheet.

1.5	The Subsidiary Statements will be prepared in each case on a basis consistent with the historical basis of preparation of monthly management accounts for the Group and in accordance with generally accepted accounting principles in issue in the United Kingdom at the Completion Date (“UK GAAP”).

1.6	In the event of any conflict between the historical basis of preparing the monthly management accounts for the Group and UK GAAP basis, the UK GAAP basis will prevail.

1.7	Historically a formal consolidation for the Company and its Subsidiaries has been prepared in respect of the Company’s accounting reference period. However, consolidated monthly management accounts have historically been prepared on the basis of an aggregation of the individual management accounts for the United Kingdom business of the Company, the Middle East branch of the Company and each Subsidiary, together with the consolidated adjustments set out in paragraph 1.8. This basis of preparation will be applied to prepare a consolidated statement as at the Completion Date as set out in paragraph 1.8.

1.8

A consolidated completion statement (the “Completion Statement” as referred to in the definitions in part 1 of this schedule) for the Company and its Subsidiaries in the Completion Statement Format will be prepared by aggregating items in the Subsidiary Statements for the United Kingdom business of the Company, the Middle East branch of the Company and each Subsidiary. This limited consolidation will be prepared on a basis consistent with the historical preparation of consolidated monthly management accounts for the Company and its Subsidiaries and will reflect the following consolidation adjustments:

1.8.1	elimination of investments in each Subsidiary from the Company;

1.8.2	elimination of share capital and share premium accounts in MIM Inc. and Murray International Metals Pte Limited;

1.8.3	profit and loss accounts denominated in currencies other than GBP will be converted using average exchange rates provided by Adam & Company plc consistent with historical practice in relation to the preparation of consolidated monthly management accounts for the Group; and

1.8.4	balance sheet assets and liabilities denominated in currencies other than GBP will be converted using the mid-point closing exchange rate for the Completion Date published in the Financial Times on the day immediately following the Completion Date (unless that day is a Sunday in which case the immediately following Monday).

1.9	In the Completion Statement and the Subsidiary Statements, stock will be stated as the aggregate of all stock held by Group Companies before provisions. Using the numerical referencing on the Completion Statement Format, stock is to be stated at line 30.

1.10	In the Completion Statement and the Subsidiary Statements, trade payables will be stated as the aggregate of amounts owing as at Completion to suppliers by Group Companies in respect of trading activities in the ordinary course of trading. Using the numerical referencing in the Completion Statement Format, trade payables are to be stated at line 36.

1.11	In the Completion Statement and the Subsidiary Statements, trade receivables will be stated as the aggregate of amounts owing as at Completion from customers to Group Companies in respect of trading activities in the ordinary course of trading before provisions. Using the numerical referencing in the Completion Statement Format, trade receivables are to be stated at line 31.

1.12	In the Completion Statement and the Subsidiary Statements, Net Cash/ Debt will be the aggregate of Cash less Outstanding Indebtedness and will be shown at line 61 against the heading “Bank” in the Completion Statement.

1.13	Any other provision of this Part 2 notwithstanding, all Excluded Cash will be ignored for the purposes of preparing the Completion Statement. For the avoidance of doubt, the Completion Statement will be prepared taking into account the effect of steps identified at clause 5.4 of this agreement, including but not limited to the steps referred to in clauses 5.4.7 and 5.4.9 of this agreement (but as stated above ignoring all Excluded Cash).

2.	Subject to paragraph 1 above, the Completion Statement will be prepared under UK GAAP in issue and applicable at the Completion Date.

Part 3

Completion Statement Format

Company :

Subject :

Period :

Line Reference	Trading Profit & Loss Account			Actual Month
1	SALES	Stock
2		Traded
3		Total
4		Group (memo)
5		% = stock

6	MARGIN	Stock
7		Traded
8		Gross
9		Provision	0.25%
10		Adjustments
11		Net

12		% Stock
13		% Traded
14		% Net

	Balance Sheet Analysis			Month
27	FIXED ASSETS			—
28	DEFERRED TAX			—
29	INVESTMENTS			—
30	STOCK			—
31	DEBTORS -	Trade		—
32		Group		—
33		Premier Aloys Bldgs		—
34		Other		—
35		Branch tax recoverable		—
36	CREDITORS -	Trade		—
37		Group		—
38		Loans		—
39		HP		—
40		Other		—
41	TAXATION -	Prior Yr CT	MGM	—
42		Curr Yr CT		—
43		Curr Yr CT CTSA		—
44		Vat		—
45		Paye/Pension		—
46	PROVISIONS -	Stock		—
47		Debtors		—
48		Margin		—
49		P&L		—
50		Rebate		—
51		Stk/Trd PI Variances		—
52		General		—
53	NET ASSETS EXCLUDING BANK

54	SHARE CAPITAL			—
55	RESERVES -	Prior Yrs		—
56		Current Yrs		—
57		Share Premium		—
58		Other		—
59		Translation		—
60
61	BANK	Balance Sheet		—
62	TOTAL CAPITAL EMPLOYED

SIXTH SCHEDULE

PENSION PROVISIONS

1	CESSATION OF PARTICIPATION IN THE MIH PENSION PLAN

1.1	Effective upon the Completion Date each employee or director of the Company who is a member of the MIH Pension Plan shall immediately cease to accrue benefits in the MIH Pension Plan and the Company shall immediately cease to participate in the MIH Pension Plan. In connection with this cessation of participation, paragraph 2 of this schedule sets forth supplemental agreements between Murray Metals Group Limited, the Guarantor and the Purchaser.

1.2	For the avoidance of doubt Murray Metals Group Limited, the Guarantor and the MIH Pension Plan shall retain responsibility for the retirement benefits accrued prior to the Completion Date by any current or former director or employee of the Company under the MIH Pension Plan.

1.3	For the avoidance of doubt the Purchaser shall not be obliged under this Agreement to establish or maintain a defined benefit pension scheme for the benefit of the employees employed by the Company as at the Completion Date. After Completion, the Purchaser undertakes to put in place a defined contribution pension arrangement for the benefit of employees of the Company.

2	DISCHARGE OF THE COMPANY

2.1	Prior to or at the Completion Date Murray Metals Group Limited shall cause to be delivered to the Purchaser and the Company:

2.1.1	a signed and dated Deed of Cessation and Agreement to which (inter alia) the trustees of the MIH Pension Plan and the Company are parties in the agreed form attached as Appendix 1 to this Schedule such Deed of Cessation and Agreement to include a draft agreed form Letter of Discharge as attached as Appendix 2 to this Schedule (the Letter of Discharge to be issued by the trustees of the MIH Pension Plan as set out in the Deed of Cessation and Agreement);

2.1.2	a determination notice issued by the Pensions Regulator made under section 96(2)(d) of the Pensions Act 2004 in which the Pensions Regulator determines to give a binding clearance statement in relation to the sale and purchase of the Company’s shares as dealt with in this Agreement that:-

(a)	it would not be reasonable to impose any liability on the Company under a contribution notice issued under section 38 of the Pensions Act 2004; and

(b)	it would not be reasonable to impose the requirements of a financial support direction issued under section 43 of the Pensions Act 2004, in relation to the MIH Pension Plan, on the Company.

2.2	Following the Company’s ceasing to participate in the MIH Pension Plan in the terms set out in the Deed of Cessation and Agreement the Company will be:

2.2.1	irrevocably released and discharged from any and all obligations to and liabilities in respect of the MIH Pension Plan; and

2.2.2	indemnified in respect of such obligations and liabilities in accordance with clause 13.1 of this agreement.

2.3	In consideration of the provisions of this paragraph 2, the Purchaser agrees that it will give all reasonable co-operation, assistance and information (and will procure that the Company will give all reasonable co-operation, assistance and information) to Murray Metals Group Limited in any discussions with the Pensions Regulator or the trustees of the MIH Pension Plan.

APPENDIX 1 TO THE SIXTH SCHEDULE

This is the agreed form Deed of Cessation and Agreement referred to at paragraph 2.1.1 of the sixth schedule

DEED OF CESSATION AND AGREEMENT

Re: Murray International Holdings Limited Staff Pension and Life Assurance Plan

Among

MURRAY GROUP MANAGEMENT LIMITED, KENNETH ANDREW COCKBURN, GORDON MCKENZIE GRASSICK, ALISTAIR TURNBULL HAIG SMITH, THOMAS GERARD HEGARTY, IAN MACMILLAN, DAVID EDWARD MURRAY AND JAMES DONALD GILMOUR WILSON

and

MURRAY INTERNATIONAL METALS LIMITED

Dated:         2005

DUNDAS & WILSON CS LLP

Dundas & Wilson CS LLP
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EN

Tel
Fax
DX

This Deed of Cessation and Agreement is made on day of 2005 among

(1)	MURRAY GROUP MANAGEMENT LIMITED a company registered under the Companies Acts with registered number 01486046 and having its registered office at 95 High St, Edgware, Middlesex, HA8 7DB (the “Principal Employer”)

(2)	KENNETH ANDREW COCKBURN, GORDON MCKENZIE GRASSICK, ALISTAIR TURNBULL HAIG SMITH, THOMAS GERARD HEGARTY, IAN MACMILLAN, DAVID EDWARD MURRAY and JAMES DONALD GILMOUR WILSON all of 9 Charlotte Square, Edinburgh, EH2 4DR (the “Trustees”) and

(3)	MURRAY INTERNATIONAL METALS LIMITED a company registered under the Companies Acts with registered number 1241058 and having its registered office at 95 High Street, Edgware, Middlesex HA8 7DB (the “Cessation Employer”)

WHEREAS

A.	The Principal Employer is the principal employer and the Trustees are the trustees of the Murray International Holdings Limited Staff Pension and Life Assurance Plan (the “Plan”) which was established by an interim trust deed dated 30 July 1976 and is presently governed by the terms of a definitive trust deed dated 5 December 1983 and rules dated 6 October 1996 (as amended) (the “Definitive Deed”)

B.	The Principal Employer and the Cessation Employer are employers which currently participate in the Plan.

C.	Murray International Holdings Limited, a company registered under the Companies Acts with registered number SC192523 and having its registered office at 9 Charlotte Square, Edinburgh, EH2 4DR (“MIH”), is the holding company of the Principal Employer and the Cessation Employer.

D.	An agreement has been entered into, or will be entered into, of even date with these presents, for the purchase of the entire issued share capital of the Cessation Employer (the “Sale and Purchase Agreement”).

E.	It is a condition of the Sale and Purchase Agreement that upon completion of the sale and purchase of its shares the Cessation Employer will cease to participate in the Plan.

F.	The Cessation Employer will terminate its liability to pay contributions to the Plan and will cease to participate in the Plan with effect on and from the Completion Date (as defined in the Sale and Purchase Agreement) (the “Completion Date”).

G.	Under the terms of The Occupational Pension Schemes (Employer Debt) Regulations 2005, as amended (the “Employer Debt Regulations”), on the

Cessation Employer ceasing to participate in the Plan, a debt will be treated as becoming due by the Cessation Employer to the Trustees of the Plan (the “Withdrawal Debt”).

H.	The Principal Employer has agreed with the Cessation Employer that the Withdrawal Debt will be paid to the Plan by the Principal Employer on behalf of and as agent for the Cessation Employer.

I.	Pending formal calculation by the Plan Actuary of the Withdrawal Debt, the Principal Employer has agreed to pay certain sums into the Plan on the Completion Date and the Trustees have agreed to accept such sums on account to the Withdrawal Debt.

J.	The Trustees have agreed that after they have received payment in full of the Withdrawal Debt the Cessation Employer shall be discharged from any and all obligations to and liabilities in respect of the Plan. Additionally, MIH has agreed to give indemnities to the Cessation Employer in accordance with the terms of the Sale and Purchase Agreement.

K.	In accordance with Rule 21B of the Definitive Deed, the Trustees have agreed to treat this Deed as the Cessation Employer’s written notice of its intention to cease to participate in the Plan on and from the Completion Date, and the Principal Employer and the Trustees have agreed that the portion of the Plan attributable to the Cessation Employer will not be wound up in accordance with the said Rule 21B but that benefits in respect of such portion of the Plan will continue to be provided from the Plan.

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS

1	Governing Law and Interpretation

1.1	This Deed shall be governed by and interpreted in accordance with the law of England and in relation to this Deed the parties hereto submit to the exclusive jurisdiction of the English courts.

1.2	The expressions Trustees and Principal Employer shall include the Trustees and Principal Employer and their successors from time to time.

1.3	In this Agreement:

“Plan Actuary” shall mean Malcolm Paul of HSBC Actuaries and Consultants Limited, Spectrum House, 2 Powderhall Road, Edinburgh, Midlothian EH7 4HB or the person from time to time acting as the actuary to the Plan; and

“Withdrawal Debt” means the amount calculated by the Plan Actuary as at the Completion Date as being the amount due from the Cessation Employer to the Plan on its ceasing to participate in the Plan pursuant to Section 75, Pensions Act 1995 and the Employer Debt Regulations.

1.4	Any words and phrases used in this Deed which are not defined in this Deed shall be interpreted in accordance with the Definitive Deed.

2	Cessation of Participation

2.1	In accordance with Rule 21B of the Definitive Deed, the Cessation Employer hereby gives notice to the Trustees of its intention to cease to participate in the Plan and to cease paying contributions to the Plan on and from the Completion Date. By their signature hereto, the Trustees acknowledge receipt of that notice.

2.2	The Principal Employer shall provide the Trustees with written notice that the Completion Date has occurred, and the date of the Completion Date, within one working day after the Completion Date

2.3	In accordance with Rule 21B of the Definitive Deed, the Principal Employer and the Trustees hereby agree that the portion of the Plan attributable to the Cessation Employer will not be wound up in accordance with Rule 21B but that benefits in respect of such portion of the Plan will continue to be provided from the Plan.

3	Cessation Employer responsibilities

3.1	The Plan Actuary has provided an estimate of the Withdrawal Debt due from the Cessation Employer to the Plan as a result of the Cessation Employer ceasing to be a participating employer in the Plan from the Completion Date.

3.2	Within one working day following the Completion Date the Principal Employer, on behalf of and as agent for the Cessation Employer, shall pay to the Trustees the sum of SIX MILLION SEVEN HUNDRED AND FIFTY THOUSAND POUNDS STERLING (£6,750,000 sterling) being the amount estimated by the Plan Actuary at the date of this Agreement to be the Withdrawal Debt (the “Estimated Withdrawal Debt”).

4	Trustees and Principal Employer’s Agreement

4.1	The Trustees will treat the payment of the Estimated Withdrawal Debt as a payment to account towards the Withdrawal Debt and the Trustees hereby agree and confirm that they will set off the Estimated Withdrawal Debt which has been paid to the Plan against the liability of the Cessation Employer for payment of the Withdrawal Debt.

4.2	Immediately on receipt of the written notice at clause 2.2 above, the Trustees will instruct the Plan Actuary to begin formal calculation of the Withdrawal Debt attributable to the Cessation Employer.

4.3	Within seven working days after receipt from the Plan Actuary of the formal certification of the Withdrawal Debt the Trustees will provide the Principal Employer with a copy of the formal certification and notice of the difference (if any) between the Estimated Withdrawal Debt and the Withdrawal Debt.

4.4	If the Withdrawal Debt exceeds the Estimated Withdrawal Debt paid under clause 3.2, the Principal Employer shall within seven working days after receipt of the notification at clause 4.3 on behalf of and as agent for the Cessation Employer pay to the Trustees’ account the excess of the Withdrawal Debt over the amount of the Estimated Withdrawal Debt paid under clause 3.2.

4.5	The Trustees acknowledge that after payment in full of the Withdrawal Debt under this clause 4, the Cessation Employer shall be irrevocably released and discharged from any and all obligations to and liabilities in respect of the Plan. Subject to settlement of the Withdrawal Debt and either:

4.5.1	within seven working days after receipt of the notice under clause 4.3 above confirming that no further sums are due; or

4.5.2	within seven working days after receipt of the additional sums required to settle the Withdrawal Debt under clause 4.4 above,

the Trustees shall provide the Cessation Employer with a formal discharge in respect of its liabilities under the Plan in the agreed form set out at the Appendix to this Deed.

4.6	In consideration of the discharge to be provided to the Cessation Employer and referred to clause 4.5 above, the Principal Employer hereby covenants and undertakes to the Trustees with effect on and from the Completion Date to assume and accept full responsibility for any and all of the Cessation Employer’s obligations to and liabilities in respect of the Plan, including for the avoidance of doubt any liability in respect of the Withdrawal Debt.

4.7	For the avoidance of doubt, the Trustees agree that they shall give the Principal Employer the opportunity to settle, in accordance with this Deed, any and all of the Cessation Employer’s obligations to and liabilities in respect of the Plan, including for the avoidance of doubt any liability in respect of the Withdrawal Debt, before bringing any proceedings against the Cessation Employer for recovery of such liability or obligation. Nothing in this clause 4.7 or in clause 4.6 shall affect the legal liability of the Cessation Employer to pay the Withdrawal Debt, which shall remain until the Cessation Employer has been discharged under clause 4.5.

5	Expenses of this Deed

5.1	All expenses properly incurred by the Trustees in relation to this Deed will be met by the Principal Employer including for the avoidance of doubt legal fees and actuarial fees for carrying out the calculations necessary for this Deed.

5.2	The Trustees shall obtain estimates from their advisers of the fees to be incurred and shall provide such estimates to the Principal Employer as soon as practicable.

5.3	The Trustees agree to use all reasonable endeavours to ensure that the Principal Employer can reclaim any Value Added Tax in relation to all such expenses.

6	Notices and Trustees’ Bank Account

6.1	Any notices to be given under this Deed of Cessation and Agreement shall be given as follows:

6.1.1	Notices to the Trustees should be addressed to:

Ian MacMillan

Chairman of Trustees

c/o Murray International Holdings Limited

9 Charlotte Square

Edinburgh

EH2 4DR

Fax: 0131 624 5268

Email: ian_macmillan@mih.co.uk

6.1.2	Notices to the Principal Employer should be addressed to:

David Horne

Company Secretary

Murray Metals Group Limited

9 Charlotte Square

Edinburgh

EH2 4DR

Fax: 0131 624 5268

Email: david_horne@mih.co.uk

6.2	All notices shall be sent either by fax, in which case they shall be treated as having been received on the day of sending, or first class post in which case they shall be treated as received two business days after the date of posting. Notices may be sent by electronic mail but shall then be confirmed by fax or by post.

6.3	All payments to the Plan or to the Trustees under this Deed will be made to the Trustees’ bank account, as follows:

Name: Murray International Holdings Staff Pension and Life Assurance Scheme

Bank: HSBC

Branch: St Albans

Sort Code: 40-40-01

Account number: 5650

IN WITNESS WHEREOF this Deed typewritten on this and the preceding 6 pages and the Appendix attached is executed and delivered as a Deed on the date first written above as follows:

Appendix

This is the Appendix referred to in the foregoing Deed of Cessation and Agreement among Murray

Group Management Limited, Kenneth Andrew Cockburn, Gordon Mckenzie Grassick, Alistair

Turnbull Haig Smith, Thomas Gerard Hegarty, Ian Macmillan, David Edward Murray And James

Donald Gilmour Wilson, and Murray International Metals Limited

Letter of Discharge

[LETTER TO BE TYPED ON TRUSTEE NOTEPAPER AND ADDRESSED TO MURRAY INTERNATIONAL METALS LIMITED, COMPANY NUMBER 1241058, AND COPIED TO MURRAY METALS GROUP LIMITED, COMPANY NUMBER SC162889]

[Address to Murray International Metals Limited

at Registered Office address]

[Date]

Dear Sirs,

Murray International Holdings Limited Staff Pension and Life Assurance Plan (the “Plan”) Sale of Murray International Metals Limited, Company Number 1241058 (the “Cessation Employer”)

Section 75, Pensions Act 1995 - Discharge

This letter follows the Deed of Cessation and Agreement dated [            ] 2005 among us as Trustees of the Plan, you as Cessation Employer, and Murray Group Management Limited (Company Number 01486046), the Principal Employer of the Plan (the “Deed”).

That Deed included provisions for the payment of a Withdrawal Debt (as defined in the Deed).

This letter is to confirm that the Withdrawal Debt has now been paid in full and that, with effect on and from the date of this letter, the Trustees hereby agree and confirm that the Cessation Employer is irrevocably released and discharged from any and all obligations to and liabilities in respect of the Plan and that the Cessation Employer shall have no liabilities or obligations in respect of the Plan.

The release and discharge contained in this letter shall take effect on and from the Completion Date (as defined in the Deed), but for the avoidance of doubt shall cover all matters arising before as well as after the Completion Date.

Yours Faithfully

KENNETH ANDREW COCKBURN	GORDON MCKENZIE GRASSICK

ALISTAIR TURNBULL HAIG SMITH	THOMAS GERARD HEGARTY

IAN MACMILLAN	DAVID EDWARD MURRAY

JAMES DONALD GILMOUR WILSON

Cc David Horne, Company Secretary, Murray Metals Group Limited, 9 Charlotte Square, Edinburgh EH2 4DR

APPENDIX 2 TO THE SIXTH SCHEDULE

This is the agreed form Letter of Discharge referred to at paragraph 2.1.1 of the sixth schedule

[LETTER TO BE TYPED ON TRUSTEE NOTEPAPER AND ADDRESSED TO MURRAY INTERNATIONAL METALS LIMITED, COMPANY NUMBER 1241058, AND COPIED TO MURRAY METALS GROUP LIMITED, COMPANY NUMBER SC162889]

[Address to Murray International Metals Limited

at Registered Office address]

[Date]

Dear Sirs,

Murray International Holdings Limited Staff Pension and Life Assurance Plan (the “Plan”) Sale of Murray International Metals Limited, Company Number 1241058 (the “Cessation Employer”)

Section 75, Pensions Act 1995 - Discharge

This letter follows the Deed of Cessation and Agreement dated [            ] 2005 among us as Trustees of the Plan, you as Cessation Employer, and Murray Group Management Limited (Company Number 01486046), the Principal Employer of the Plan (the “Deed”).

That Deed included provisions for the payment of a Withdrawal Debt (as defined in the Deed).

This letter is to confirm that the Withdrawal Debt has now been paid in full and that, with effect on and from the date of this letter, the Trustees hereby agree and confirm that the Cessation Employer is irrevocably released and discharged from any and all obligations to and liabilities in respect of the Plan and that the Cessation Employer shall have no liabilities or obligations in respect of the Plan.

The release and discharge contained in this letter shall take effect on and from the Completion Date (as defined in the Deed), but for the avoidance of doubt shall cover all matters arising before as well as after the Completion Date.

Yours Faithfully

KENNETH ANDREW COCKBURN	GORDON MCKENZIE GRASSICK

ALISTAIR TURNBULL HAIG SMITH	THOMAS GERARD HEGARTY

IAN MACMILLAN	DAVID EDWARD MURRAY

JAMES DONALD GILMOUR WILSON

Cc David Horne, Company Secretary, Murray Metals Group Limited, 9 Charlotte Square, Edinburgh EH2 4DR

SEVENTH SCHEDULE

SELLER LIMITATIONS

1	GENERAL LIMITATIONS

1.1	Provision in accounts/adjustment in the fifth schedule

No Seller shall be liable for any claim under the Warranties to the extent that the subject of the claim is provided for or reserved or Fairly Disclosed in the Accounts or the Management Accounts or to the extent such matter was referred to in the notes to the Accounts or the Management Accounts or to the extent that the subject of the claim is included as a liability in the Accounts or the Management Accounts. No Seller shall be liable for any claim under the Warranties to the extent that the matter the subject of the claim has been included in the Completion Statement and, as a consequence of such inclusion, the Consideration has been adjusted in accordance with the provisions of the fifth schedule.

1.2	Act or omission

1.2.1	No Seller shall be liable for any claim under the Warranties to the extent that the claim arises or is increased wholly or partly as a result of an act or omission occurring prior to Completion at the written request of or with the prior written consent of the Purchaser, Edgen, their respective Affiliates and Associates or any of their respective directors, officers, employees or agents save for acts or omissions in the ordinary and normal course of business of the Company and of the Subsidiaries as carried on prior to Completion or in the proper performance of contracts entered into by the Group prior to Completion.

1.2.2	No Seller shall be liable for any claim under the Warranties to the extent that the claim arises or is increased wholly or partly as a result of any voluntary act or omission of the Purchaser, Edgen, their respective Affiliates and Associates or any of their respective directors, officers, employees or agents including the Company, the Subsidiaries or any of their respective directors, officers on or after Completion, save for acts or omissions in the ordinary and normal course of business of the Company and of the Subsidiaries as carried on prior to Completion or in the proper performance of contracts entered into by the Group prior to Completion.

1.3	Changes in law

No Seller shall be liable for any claim under the Warranties to the extent that the claim arises or is increased wholly or partly as a result of the passing or coming into force of or any change in any enactment, law, regulation or directive of any government, government department or agency after the date of this agreement, save to the extent of any change that was published but not brought into force prior to signing of this Agreement.

1.4	Change in tax rates

No Seller shall be liable for any claim under the Warranties to the extent that the claim arises or is increased wholly or partly as a result of any increase or change in rates or incidence of Taxation since the date of this agreement, save to the extent of any change that was published but not brought into force prior to signing of this agreement.

1.5	Change in policy

Except in relation to changes in accounting or Taxation policy or practice which are required by applicable law or which are required to implement applicable generally accepted accounting principles and practices, no Seller shall be liable for any claim under the Warranties to the extent that the claim arises or is increased wholly or partly as a result of any change in accounting or Taxation policy or practice of the Purchaser, Edgen, any of their respective Affiliates or any member of the Group introduced or having effect after the Completion Date.

1.6	Loss previously recovered under Tax Deed

Notwithstanding the provisions of the fourth schedule, no Seller shall be liable in respect of a breach of any of the Warranties if and to the extent that the loss occasioned thereby has been recovered under the Tax Deed.

1.7	Mitigation

Nothing in this agreement shall prejudice or reduce the Purchaser’s and Edgen’s obligations at common law (including under clause 9.5 of this agreement) to mitigate its loss. Each party having the benefit of the Indemnities shall be required to take all reasonable steps to avoid or mitigate any loss or liability which gives (or which the party having the benefit of the Indemnities is aware is reasonably likely to give) rise to any claim against the Sellers.

1.8	Contingent Liabilities

No Seller shall be liable for any claim under the Warranties or the Indemnities in relation to any contingent liability until and to the extent that that liability has crystallised.

1.9	Loss otherwise compensated for

No Seller shall be liable for any claim under the Warranties or the Indemnities to the extent that the loss or damage the subject of the claim is recovered from any other person. For the avoidance of doubt no Seller shall be liable for the same loss twice under the Warranties and Indemnities and none of the Purchaser, Edgen, any Group Company nor any of their directors, officers or other Affiliates shall be entitled to recover any loss to the extent that the same loss has already been recovered by any of them.

1.10	Insurance

No Seller shall be liable for any claim under the Warranties to the extent that the Purchaser, Edgen or any member of the Group is insured against any loss or damage the subject of the claim under the terms of any insurance policy for the time being in force (save that for the avoidance of doubt this limitation shall not apply to the extent of any applicable limitation or excess under any applicable insurance policy).

2	LIMITATIONS ON AMOUNT

2.1	Individual Liability

No claim shall be made against any of the Sellers under the Warranties unless the liability of any or all of the Sellers for that claim (or series of related claims with respect to related facts and circumstances) exceeds £75,000 (excluding interest and all costs, fees, charges and expenses).

2.2	Aggregate Liability

No claim shall be made against any of the Sellers under the Warranties unless the liability of any or all of Sellers for all claims under the Warranties exceeds £3,000,000 (excluding interest and all costs, fees, charges and expenses) in which event all of such claim or claims (and not merely the excess) shall be recoverable.

2.3	Maximum Liability

Each Seller’s total aggregate liability for all claims under the Warranties shall not exceed the amount set opposite his or its name in the table set out below:

Name Of Seller	Total Aggregate Liability
Murray Metals Group Limited	£72,225,000
Kenneth Andrew Cockburn	£2,675,000
Patrick Joseph Boyle	£1,337,500
William Hamilton	£1,337,500

2.4	Time limits for bringing claims

No claim shall be made against the relevant Sellers under the Warranties unless such Sellers shall have been given written notice of that claim by or on behalf of the claimant prior to the second anniversary of Completion (in the case of liability relating to a matter other than Taxation and/or environment matters) or 31 January 2012 (in the case of liability relating to Taxation and/or environmental matters), and in each case the claimant shall have commenced legal proceedings in relation to that claim within twelve months after the service of written notice to those Sellers.

3	CONDUCT OF CLAIMS

In this paragraph 3 references to “the Purchaser” shall, in relation to Warranties and Indemnities given to Edgen, the Group and/or the Purchaser and its/their directors, officers and other Affiliates and third party claims associated with such Warranties or Indemnities, be deemed to be references to Edgen, the relevant Group Company and the Purchaser and its/their directors, officers and other Affiliates (as appropriate).

In this paragraph 3 references to “the Sellers” shall be deemed to be references to that Seller/ those Sellers liable in respect of the relevant Warranty or Indemnity claim.

3.1	Notification of third party claims

3.1.1	If the Purchaser becomes aware of any third party claim (which for the purposes of this paragraph 3 shall mean a claim or potential claim by any natural person, body corporate, unincorporated association, partnership, trust or government body and its agencies or regulatory authority or body (not being a claim made by the Purchaser) or other event in each case which is reasonably likely to lead to a claim for breach of Warranty or under any Indemnity) the Purchaser shall, as soon as reasonably practicable after becoming so aware, give notice to the Sellers setting out reasonable details of that third party claim.

3.1.2	Within 10 business days after the receipt of the Purchaser’s notice regarding a third party claim (as defined in paragraph 3.1.1) (or such shorter period as is confirmed in the Purchaser’s notice has been stipulated, and has been so stipulated, by the third party making the third party claim for a response to the third party claim), the Sellers may (if they wish and at their own expense, but subject as provided below in this paragraph 3.1.2) instruct such professional advisers as the Sellers may nominate to act in relation to any third party claim (with the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed), to the intent that the conduct of any action and proceedings relating to that third party claim is, subject to paragraph 3.2, delegated entirely to the Sellers. The Sellers may not have the conduct of a third party claim pursuant to this paragraph 3.1.2 unless the Sellers have first undertaken to indemnify the Purchaser to its reasonable satisfaction against any liability, costs, damages or expenses that the Purchaser or any Group Company may incur in consequence of such third party claim.

3.1.3	The Purchaser shall not, and shall procure that each Group Company and its/their directors, officers and other Affiliates shall not, settle, compromise, discharge or admit liability in relation to any third party claim until either the Sellers have elected to take conduct of the claim (in which case the provisions of paragraph 3.2 shall apply) or the period specified in paragraph 3.1.2 has expired without the Sellers electing to take conduct (in which case the provisions of paragraph 3.3 shall apply).

3.2	Third party claims

The following provisions will apply in relation to any third party claim the conduct of which is undertaken by the Sellers:

3.2.1	the Sellers shall keep the Purchaser informed of all material developments relating to such claim;

3.2.2	the Purchaser shall have the right to participate in, but not control, the conduct thereof and to employ professional advisers separate from the advisers employed by the Sellers; provided, however, that the costs of such employment shall be at the Purchaser’s own expense (except to the extent that such costs were reasonably incurred prior to the time the Sellers notify the Purchaser of their wish to assume the conduct of such claim);

3.2.3	if the Sellers have failed to pursue diligently the conduct of the third party claim and employ advisers in accordance with paragraph 3.2 and the Purchaser has given the Sellers written notice setting out such omissions and giving the Sellers 5 business days to remedy the omissions, the Purchaser shall control the conduct of the claim (and paragraph 3.3 will then apply to the claim);

3.2.4	the Purchaser agrees to take (and, in respect of the Indemnities, to procure that any relevant Group Company and its/their directors, officers or other Affiliates shall take) such action as the Sellers may reasonably request to contest, avoid, resist, compromise or otherwise defend the third party claim; provided that the Purchaser shall not be obliged to take any action which may, in the reasonable opinion of the Purchaser, adversely affect the Purchaser or the Group; and

3.2.5	the Sellers shall not be entitled to settle, compromise, discharge or admit liability in relation to such claim without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed).

3.3	If the Sellers do not elect (within the time period specified in paragraph 3.1.2) to assume the conduct of a third party claim in accordance with paragraphs 3.1.2 and 3.2, then:

3.3.1	the Purchaser shall have the sole and exclusive right, at its election, to control the defence of such claim (at the Sellers’ expense), provided that the Purchaser shall keep the Sellers informed of all material developments relating to such claim;

3.3.2	the Sellers shall have the right to participate in, but not control, the defence thereof and to employ professional advisers separate from the advisers employed by the Purchaser (at the Sellers’ expense); and

3.3.3	the Purchaser shall not be entitled to settle, compromise, discharge or admit liability in relation to such claim without the prior written consent of the Sellers (which consent shall not be unreasonably withheld or delayed).

3.4	Recovery from Third Party

If any Seller pays to the Purchaser or any Group Company and/or its/their directors, officers and other Affiliates an amount in respect of any claim and the Purchaser or any Group Company and/or its/their directors, officers and other Affiliates subsequently recovers or becomes entitled to recover from a third party a sum which is referable to that claim or any matter the subject of that claim, the Purchaser shall (or, as the case may be, shall procure that the relevant Group Company and its/their directors, officers and other Affiliates shall) promptly repay to that Seller the sums originally paid by that Seller to the Purchaser or the relevant Group Company, or its/their directors, officers and other Affiliates (as the case may be) in respect of that claim up to a maximum of the total amount originally paid by that Seller (less any out of pocket costs and expenses incurred by the Purchaser, the relevant Group Company or its/their relevant directors, officers and other Affiliates in recovering the same).

If any Seller pays to the Purchaser or any Group Company or its/their directors, officers and other Affiliates an amount in respect of any claim and the Purchaser or any Group Company or its/their directors, officers and other Affiliates subsequently recovers or becomes entitled to recover from or against any Taxation Authority a sum which is referable to the subject matter of that claim, or otherwise a credit or relief for or from Taxation paid or any liability to Taxation which is referable to the subject matter of that claim, the Purchaser shall (or, as the case may be, shall procure that the relevant Group Company and its/their directors, officers and other Affiliates shall) promptly repay to that Seller the sums originally paid by that Seller to the Purchaser or the relevant Group Company or its/their directors, officers and other Affiliates (as the case may be) in respect of that claim up to a maximum of the total amount of the relevant refund, credit or relief.

4	ORDER FOR RECOVERY

4.1	The parties agree that any amount to be paid by any Seller in respect of any successful claim against that Seller under the Warranties or the Indemnities shall be satisfied as follows:

4.1.1	the Escrow Amount (as defined in the eight schedule) standing to the credit of the Escrow Account as at the date a successful claim falls due for payment shall be applied against the amount of the claim (the “Primary Amount”) in accordance with the provisions of the eighth schedule and the liability of the Seller in respect of the Primary Amount shall accordingly be reduced by the lesser of such Escrow Amount and the Primary Amount;

4.1.2

if after application of paragraph 4.1.1, the Primary Amount as reduced thereunder (the “Reduced Primary Amount”) exceeds zero, the Reduced Primary Amount shall be satisfied by the transfer for nil value to the successful claimant (or such other person as it may in its sole discretion direct) of a number of preferred units in the LP held by that Seller that have an aggregate Preferred Redemption Value (as such term is defined in the LP Agreement) as at the date of application of this paragraph 4 equal to the Reduced Primary Amount (or, if the aggregate Preferred Value of all such units then held by that Seller is less than the Reduced Primary Amount, the transfer of all such units) (and for the purposes of this paragraph 4.1.2, the Preferred Redemption Value shall be converted into the currency of the claim by application of the spot exchange rate on the day of crystallisation of the Seller’s liability to pay the claim published in the Financial Times London edition on that day (or if no spot exchange rate is available for that day the then most recent published such rate in the Financial Times London edition) (the total number of such units then held by such Seller being the “LP Unit Amount”)); and

4.1.3	if after application of paragraph 4.1.2 the Reduced Primary Amount as so reduced exceeds zero, the amount by which the Reduced Primary Amount exceeds zero shall be satisfied by the Seller in cash, so far as possible by way of repayment of the Cash Consideration.

4.2	Where in relation to any claim the Primary Amount is reduced by the Escrow Amount under paragraph 4.1.1, the Escrow Amount available under paragraph 4.1.1 to be set against any subsequent claim shall, by virtue of the operation of the eighth schedule, be reduced by the amount of the Primary Amount, and so on in relation to each subsequent claim, until the Escrow Amount is reduced to zero, in which case there shall be no Escrow Amount to set against any subsequent claim.

4.3	Where the Primary Amount or Reduced Primary Amount shall be reduced or satisfied under paragraphs 4.1.1 or 4.1.2, the liability of the Sellers under the related claim shall be treated as satisfied to the extent of such reduction/ satisfaction and the Purchaser, Edgen and each Group Company and any person having any claim under the Warranties and/or Indemnities waive all claims, rights and remedies to the extent of such reduction/satisfaction.

4.4	In the event that the transfer of preferred units in the LP is required pursuant to paragraph 4.1.2, each relevant Seller shall execute and deliver all such documents as are necessary in order to validly effect such transfer.

EIGHTH SCHEDULE

ADDITIONAL CONSIDERATION AND ESCROW

Part 1

Definitions

For the purposes of this schedule unless the context otherwise requires:

“Deferred Amount” has the meaning given in the fifth schedule;

“Deferred Payment Date” means the later of (1) the business day following the date falling exactly 60 days after the Completion Date and, (2) where the Independent Accountant makes a determination in accordance with paragraph 2 of part 1 of the fifth schedule, within five business days of such determination;

“Escrow Account” means the separately designated interest bearing deposit account in the joint names of the Purchaser’s Solicitors and the Sellers’ Solicitors;

“Escrow Account Instruction Letter” means the letter in the Agreed Form from the Purchaser and the Sellers to the Purchaser’s Solicitors and the Sellers’ Solicitors;

“Escrow Amount” means the sum of £3,500,000 (as reduced by payments out of the Escrow Account in accordance with this schedule);

“Escrow Balance” means, where the Deferred Amount is less than £3,500,000, £3,500,000 less the Deferred Amount;

“Initial Deferred Amount” means (i) where the Deferred Amount exceeds £3,500,000, the Deferred Amount less £3,500,000 and (ii) where the Deferred Amount is less than £3,500,000, zero; and

“Net Cash Amount” means (i) where the Net Cash Payment exceeds the Escrow Balance, an amount equal to the Escrow Balance and (ii) where the Net Cash Payment is less than the Escrow Balance, an amount equal to the Net Cash Payment.

Part 2

Deferred Amount

1	On the Deferred Payment Date the Purchaser shall pay an amount in GBP equal to the Initial Deferred Amount in cash by way of telegraphic transfer in immediately available funds to the Sellers’ Solicitors.

2	The Initial Deferred Amount shall be paid by the Purchaser to the Sellers free and clear without any set-off, withholding, deduction, counterclaim, retention whatsoever on the Deferred Payment Date. For the avoidance of doubt the

Initial Deferred Amount shall be paid free from any set-off, withholding, deduction, counterclaim or retention whatsoever notwithstanding any claim or right which the Purchaser, Edgen, any Group Company or any of their Affiliates, Associates, directors, officers, employees or agents or any other person whomsoever does or may have against any of the Sellers or any liability or obligation of the Sellers, contingent or otherwise, to any person.

Part 3

Escrow Amount

1	On the Deferred Payment Date the Escrow Amount shall be paid in GBP by way of telegraphic transfer in immediately available funds to the Escrow Account in accordance with the provisions of this part 3.

2	If the Deferred Amount exceeds £3,500,000 the Purchaser shall pay the first £3,500,000 of the Deferred Amount into the Escrow Account (and shall pay the balance, being the Initial Deferred Amount, to the Sellers in accordance with part 2 of this schedule) on the Deferred Payment Date.

3	If the Deferred Amount is less than £3,500,000:

3.1	the Purchaser shall on the Deferred Payment Date pay the Deferred Amount into the Escrow Account; and

3.2	the Sellers shall on the Deferred Payment Date pay an amount in cash equal to the Escrow Balance into the Escrow Account.

4	Until the later of (1) the second anniversary of Completion, (2) the date on which any claim under the Warranties or Indemnities or under the Tax Deed which shall have been notified to the Sellers in accordance with the seventh schedule prior to the second anniversary of Completion (a “Claim”) shall have been agreed as between the parties to the Claim or shall have been judicially determined or the time period for commencement of legal proceedings in respect of which permitted by paragraph 2.4 of the seventh schedule has expired, the Purchaser shall be entitled to deduct from the Escrow Amount an amount equal to any such Claim only in accordance with the provisions of this schedule.

5	In settling a Claim the Purchaser shall give the relevant Seller notice of the Claim stating the nature of the Claim, the amount claimed and a reasonable estimate of the Purchaser’s costs in connection with enforcing the Claim (together an “Amount Claimed”).

6	Within 14 days starting on the business day after receipt of notice of the Claim the Seller or the Sellers’ Solicitors shall give the Purchaser written notice stating:

6.1	whether or not the relevant Seller accepts liability for the Claim; and

6.2	whether or not the relevant Seller accepts the Amount Claimed, and if it/he does not accept the whole of the Amount Claimed that part (if any) of the Amount Claimed that it/he does accept.

7	If the relevant Seller or the Sellers’ Solicitors fail to give notice in accordance with paragraph 6 the Amount Claimed shall be paid to the Purchaser out of the Escrow Amount.

8	If the relevant Seller accepts liability in respect of the Claim but accepts only part of the Amount Claimed that part of the Amount Claimed that is accepted shall be paid to the Purchaser out of the Escrow Amount.

9	If the relevant Seller accepts the Amount Claimed, or there is a determination of the amount payable in respect of the Claim by a court of competent jurisdiction, the amount so accepted or determined (less any amount previously paid under paragraph 8 for such a Claim) shall be paid to the Purchaser out of the Escrow Amount.

10	To the extent that a payment to the Purchaser out of the Escrow Amount in respect of a Claim is less than the Amount Claimed it shall be a payment on account of the amount agreed or determined to be payable in respect of that Claim.

11	The amount of the Escrow Amount shall in no way whatsoever be regarded as limiting the amount of a Claim the Purchaser may make and interest accruing on the Escrow Amount from time to time will be added to the Escrow Amount and distributed in accordance with the provisions of this schedule.

12	The Purchaser and the Sellers shall ensure that all rights to the Escrow Account remain free from any encumbrance or security interest whatsoever including, without limitation, any charge, mortgage, standard security, floating charge, pledge, hypothecation, hypothec, assignment, lien, right of pre-emption, option, right to acquire, conversion right, third party right, interest and claim, right of set-off, right of counterclaim, title retention, conditional sale arrangement, trust arrangement and any other preferential right, agreement or arrangement having similar effect save as set out in this schedule.

13	If any of the Sellers or the Purchaser is entitled to the Escrow Amount (or part thereof) the Purchaser and the Sellers shall within 7 days commencing on the day entitlement arises jointly instruct the Purchaser’s Solicitors and the Sellers’ Solicitors in the form set out in the Escrow Account Instruction Letter to instruct the bank at which the Escrow Account is held to release the money to the Sellers or Purchaser, as the case may be.

14

Upon the expiry of the period referred to in paragraph 4 the amount then standing to the credit of the Escrow Account (less the total of any outstanding amounts due to be paid to the Purchaser under this eighth schedule from the Escrow Account in respect of which payment has not been made) shall be released immediately to the Sellers’ Solicitors without any further action on the part of the Purchaser, the Sellers, the Purchaser’s Solicitors and the

Sellers’ Solicitors and without any set-off, withholding, deduction, counterclaim or retention whatsoever.

15	The Purchaser’s Solicitors and the Sellers’ Solicitors shall be entitled to withdraw from the Escrow Account amounts equal to any tax on the interest earned on the monies in the Escrow Account for which they are or may become liable.

16	Any costs incurred in respect of the establishment and maintenance of the Escrow Account shall be debited to the Escrow Account.

NINTH SCHEDULE

RELEASE OF GUARANTEES AND SECURITY

This is the ninth schedule referred to in clause 6.3.8 and 6.6.8 of this agreement. The Key Liens are those listed at Part 1 of this ninth schedule.

Part 1

1	All moneys charge granted by the Company in favour of the Bank of Scotland dated 3 June 1977.

2	Standard security dated 12 June 2002 granted by the Company in favour of Bank of Scotland in respect of 13.29 acres and 1.7 acres at Newbridge Industrial Estate, Midlothian.

3	Standard security dated 12 June 2002 granted by the Company in favour of Bank of Scotland in respect of and 1.74 acres at Newbridge Industrial Estate, Midlothian

4	Security Agreement dated 26 October 1998 between Murray International Metals, Inc and Bank of Scotland.

5	Trade Financing Agreement dated 21 July 2004 and made between the Company and HSBC.

6	HSBC Omnibus Trust Receipt Agreement made between the Company and HSBC and dated 21 July 2004.

7	Mortgage Agreement between Standard Chartered Bank (1) and Murray International Metals Limited (2) dated 12 August 1999 (Sharjah)

8	Security Agreement between HSBC Bank Middle East Limited (1) and Murray International Metals Limited (M.E.) Br dated 21 July 2004

9	Any obligation to grant or procure the grant of any Lien over or in respect of any of its assets or any provision restricting the Company’s ability to grant any Lien over any of its assets in favour of any other party contained in the Banking Arrangements Letter dated 5 July 2004 between the Company and Standard Chartered Bank

10	Any obligation to grant or procure the grant of any Lien over or in respect of any of its assets or any provision restricting the Company’s ability to grant any Lien over any of its assets in favour of any other party contained in the Banking Facilities Letter dated 22 August 2005 between the Company and HSBC

Part 2

11	Corporate Guarantee dated 26 October 1998 between the Bank of Scotland and Murray International Metals, Inc.

12	Comfort letter dated 26 October 1998 from Murray International Metals, Inc. to Bank of Scotland.

13	Cross guarantee dated 29 January 1999 between the Bank of Scotland, Guarantor Group companies, the Company and Murray International Metals, Inc (to the extent the same involves obligations of Guarantor Group companies in respect of obligations or liabilities of Group Companies).

14	Facility Letter between Murray International Metals (M.E.) br (1) and Standard Chartered Bank (2) dated 5 July 2004

15	Corporate guarantee given by NH1 Limited and others (including Murray International Metals Limited) in favour of the Bank of Scotland dated 29 January 1999

16	Agreement and Indemnity relating to the issuing of documentary credits between Standard Chartered Bank (1) and Murray International Metals Limited (M.E.) Br dated 2 September 2000

17	Bill of Exchange/ Cheque Discounting Indemnity between the Standard Chartered Bank (1) and Murray International Metals Limited (M.E.) Br (2) dated 2 September 2000

18	General Counter Indemnity by Murray International Metals Limited (M.E.) Br to Standard Chartered Bank dated 2 September 2000

19	Promisory Letter from Murray International Metals Limited (M.E.) Br dated 24 August 2004 to Standard Chartered Bank

20	Facilities Agreement between HSBC Bank Middle East Limited and Murray International Metals (M.E.) Br (undated)

21	Omnibus Counter Indemnity to HSBC Bank Middle East Limited from Murray International Metals (M.E.) Br dated 20 July 2004

22	Loan Agreement Form between Murray International Metals Limited (M.E.) Br and HSBC Bank Middle East Limited dated 21 July 2004

23	All Moneys Guarantee between HSBC Bank Middle East (1) and Murray International Metals Limited (M.E.) Br dated 9 June 2003

24	HSBC banking facilities letter dated 13 September 2002 to Murray International Metals PTE. Limited

25	HSBC banking facilities letter dated 13 September 2002 to Murray International Metals PTE. Limited

26	Letter from The Guarantor to Bank of Scotland dated 26 October 1998, electing that Murray International Metals Inc. should be entitled to directly participate in the Facilities as defined in the facility letter dated 24 November 1992

27	Letter from HSBC to Murray International Metals Limited dated 11 November 2003 offering Murray International Metals Limited an uncommitted facility of £1,000,000

28	Facility Letter from Standard Chartered Bank dated 28 July 2005 to Murray International Metals Limited

29	Letter from Murray International Metals Pte Limited regarding letter of offer for extension of current banking facilities attaching certified extract of resolutions passed by board of directors of Murray International Metals Pte Limited in relation to bank facilities

30	Performance Bond issued by Bank of Scotland plc on behalf of Murray International Pte Limited, together with counter-indemnity from Murray International Metals Limited

31	Facility Letter from HSBC to Murray International Metals Pte Limited dated 22 August 2005

Part 3

32	Guarantee dated 24 February 1999 between the Guarantor and Standard Chartered Bank.

33	Guarantee dated 2 September 2000 between the Guarantor and Standard Chartered Bank.

34	Comfort Letter dated 8 July 2004 from The Guarantor to HSBC Bank Middle East.

35	Comfort Letter dated 8 July 2004 from The Guarantor to HSBC Singapore.

36	Guarantee dated 30 September 2002 between the Guarantor and The Hongkong and Shanghai Banking Corporation Limited.

37	Corporate Guarantee between The Guarantor (1) and Standard Chartered Bank (2) dated 2 September 2000 on behalf of Murray International Metals Limited (Middle East)

38	Guarantee between The Guarantor (1) and Standard Chartered Bank (2) dated 24 February 1999 on behalf of Murray International Metals Limited (Sharjah)

39	Letter dated 8 July 2004 from The Guarantor to HSBC Bank Middle East, guaranteeing the performance and operation of Murray International Metals Limited (M.E.) Br.

40	Letter of Guarantee between Murray International Metals PTE. Limited as principal (1), Murray Metals Holdings Limited as guarantor (2) and the Hongkong and Shanghai Banking Corporation Limited (3) dated 30 September 2002

SIGNED by	) /s/ KENNETH A. COCKBURN
KENNETH ANDREW COCKBURN	)

SIGNED by	) /POA/ GRAEME SLOANE
PATRICK JOSEPH BOYLE	)

SIGNED by	) /POA/ GRAEME SLOANE
WILLIAM HAMILTON	)

SIGNED by	) /S/ DAVID MURRAY
for and on behalf of	)
MURRAYMETALS GROUP	)
LIMITED	)

SIGNED by	) /S/ NICK DARAVIRAS
for and on behalf of	)
PIPE ACQUISITIONLIMITED	)

SIGNED by	) /S/ DAVID MURRAY
for and on behalf of	)
MURRAY INTERNATIONAL	)
HOLDINGS LIMITED	)

SIGNED by	) /S/ DAVID L. LAXTON, III
for and on behalf of	)
EDGEN CARBON PRODUCTS	)
GROUP, LLC	)